UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 31, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the speaker notes and Q&A sessions relating to the UBS Investor Update presentations held on October 25, 2018, which appear immediately following this page.

Investor Update 2018

25 October 2018

Speeches by

Sergio P.  Ermotti, Group  Chief  Executive  Officer

Kirt Gardner, Group  Chief  Financial  Officer

Sabine Keller-Busse, Chief Operating Officer

Axel Lehmann, President Personal & Corporate Banking

Ulrich Körner, President Asset Management

Martin Blessing and Tom Naratil, co-Presidents Global Wealth Management

Rob Karofsky and Piero Novelli, co-Presidents Investment Bank

Kathryn Shih, President APAC

Caroline Stewart, Head of Investor Relations

Including analyst and investor question and answer sessions

Check against delivery.

Numbers for slides refer  to  the  respective Investor Update 2018 presentations.

CEO – Executing our strategy

Sergio Ermotti

Slide 1 – Cautionary statement regarding forward-looking statements

Slide 2 - Key messages

Welcome back from the break and to UBS’s 2018 Investor Update.

It's nice to see many familiar faces, as we meet with many of you regularly. Thanks for giving us your time today. We couldn't pick a more appropriate day to run an Investor Update with the S&P down 3% to set the right tone for our journey.

Today I will cover:

•         Our strategy and business model. What we've achieved over the last four years and lessons learned.

•         How we are driving efficient growth and executing on our strategy over the next three years.

•         And how we are managing the bank for the long-term to deliver sustainable performance.

You will not hear about a new strategic direction – our strategy is the right one.

Instead our focus is on the best possible execution to achieve sustainable growth – a key priority for us.

While our strategy is well understood, and we have delivered good results over the last few years, it's clear that our targets are either not well understood or not well explained.

So – today will be about addressing the valuable feedback we've gotten from a number of you and also some myths out there.

We will be giving you far more detail on our plans and better explaining the level of our ambitions.

We have refined our targets, but the philosophy and intent behind them – a focus on sustainable growth and superior returns – are not changing. We are, however, making them more specific and relevant to our objectives.

Today we'll show you how we plan to realize our full potential, and why my team and I are so confident that UBS's best days lie ahead.

Slide 3 – Uniquely positioned with leading franchises

We present some version of this slide every time we get together. That's because we think it's important to keep in mind the unique value of the UBS franchise.

We are the world’s leading and only global wealth manager. The number one Swiss bank.  Enhanced by an investment bank that excels in its areas of focus and a successful asset manager.

We have a good profitability mix. And more than half of our PBT comes from capital-light, asset-gathering businesses. I would say that of the GSIFIs, we have one of the best business models and return profiles.

Our business divisions are strong on a standalone basis, and crucially they also work for and with each other. All of them are critical and each is a source of competitive advantage for each other. They share clients, products and services, which gives us both revenue and cost synergies.

Slide 4 – Well positioned in the largest and fastest-growing markets

In addition to the balance we get from our business divisions, we also benefit from our global footprint, with a strong presence in the world’s largest and fastest-growing markets. You can see the strong profitability we have delivered over the last four years in the Americas and APAC.

The value of that diversification only becomes clear over the cycle. Considering our results over the last seven years, it's evident that our model is successful under a variety of market conditions.

It is true that our geographic and business diversity comes at a cost, which – when measured on a cost / income ratio basis – is structurally higher than our peers.

But we are happy to make that choice, because the model offers stability and superior returns on capital.

Slide 5 - What we have achieved since 2014

Today, UBS is in a very different place to when I started as CEO seven years ago. And despite all the change that happened since our last investor update in 2014, we've delivered 18 billion in net profits over the past four years.

With restructuring behind us, UBS is a far more profitable business today. You can see the convergence of reported and adjusted profits as we have managed our legacy issues and restructuring comes to an end.

We are also much stronger and more resilient. We have built robust capital ratios and increased total loss absorbing capacity by over 50 billion to 80 billion. All this is reflected in top quartile rankings from credit-rating agencies.

The investments we made to restructure our business, put substantial litigation behind us and respond to an unprecedented increase in regulatory demands were significant – as you can see on the slide. And to achieve this, we did not have to ask for further capital from shareholders.

We also performed in an environment that has regularly presented new challenges and that performance has allowed us to keep our promise on capital returns.

No doubt we benefited from strong financial markets, but client sentiment was not always strong. And we have also had to deal with negative rates, with cross border outflows and the phasing out of retrocessions - just to name a few.

I have to admit that the expense and management attention required to address these topics exceeded our expectations. We had to balance decisive implementation of regulatory change with our determination to invest for future growth.

These challenges taught us a lot and the experience will allow us to execute even better going forward.

The good news is that the cost of the regulatory overhaul has peaked. For example, we had to rework our corporate legal entity structure, and we won't be doing something of that magnitude again.

Slide 6 – Increased returns through cost and capital efficiency

This slide shows the progress we’ve made running UBS more efficiently from a cost and capital perspective.

As capital and efficiency ratios have improved, we have delivered a 9 percentage point increase in return on tangible equity excluding DTAs.

Slide 7 - Balancing cost and capital efficiency to drive returns

This is one of my favorite slides, because it best illustrates our philosophy for managing the trade-off between capital, growth and cost efficiency, on an absolute and relative basis.

This approach has helped us to generate superior overall returns – despite having a structurally higher cost / income ratio than some.  We benchmark ourselves against the best and – as you can see – we are among them.

Higher returns in the future will be a function of improving both cost efficiency and capital efficiency.  We will show you today what we are doing to improve on both.

When measuring efficiency, it's important to include risk-adjusted returns and not look at the cost / income ratio in isolation. Taking too much risk to fix short term profitability issues or reach unrealistic growth ambitions usually leads to the wrong outcome over time. In this respect we are risk aware, but for sure not risk averse.

Slide 8 - Why we are confident we can deliver stronger growth

We are well positioned to take advantage of two of the great secular trends. First, the unprecedented wealth creation and transfer in the world today. And second, the continued economic growth in Asia, in particular the opening up of China's financial markets.

As a consequence – and combined with further Beta factors like US dollar rate rises – we believe we can grow Group revenues at least as fast as real GDP.

But we are not just going to passively ride beta.  We are acting with determination and intensity and we have a number of alpha levers we will pull to grow. You’ll hear about the active steps we are taking in Global Wealth Management and our other businesses to fulfil our growth potential.

At the same time, we will continue to manage the cost line. Over the next three years, we will take out 800 million of Corporate Center costs, including restructuring, and over 300 million from the business divisions to self-fund growth and create operating leverage.

Earlier this year we already gave the business divisions greater ownership of Corporate Center, not only to make us more efficient, but also more effective in how we operate. In summary, we want to keep costs – excluding performance-driven variable compensation – broadly flat over the next three years, while funding significant investments for growth.

Technology is taking over from regulation as the main driver of change in our industry and – as a result – growth and costs are of particular importance.

We will deliver short-term efficiencies, but we will also not neglect investing in the future of the firm. We know that some of the investments we are making today will only pay dividends for the next generation of leaders at UBS. And that's the right mindset for the franchise. Sabine will take you through that in more detail later.

And finally, we are also revising our capital allocation framework. Our approach has always been to allocate what the businesses are able to control and optimize. We started with risk weighted assets, added LRD when it became our binding constraint and then incorporated HQLA after the LCR guidelines were clarified. Now that our legal entity transformation is pretty much complete, it makes sense to push down more of the buffers that remain in Corporate Center, so that the business divisions can further optimize.

This is also allowing us to redefine the expected return target for the Investment Bank. First, let me clarify again, that the strategy of the Investment Bank and its role within the Group remains the same. We continue to expect the IB to consume around a third of the Group's resources. And while our financial objective for the IB is also unchanged, so we want it to cover its cost of equity over the cycle – we will move away from a minimum return to a performance target that is higher on a like-for-like basis.  Kirt will provide you with more details on that later on.

Slide 9 – Global Wealth Management

I am aware that there are open questions as to why we combined our wealth management businesses. For me the story is straightforward. We created GWM because there is no longer a reason to run two separate divisions. Both have optimized what they can on their own. Client needs and business models have converged. Now, we have to combine the scale and knowledge of the businesses – otherwise we'll just stay the sum of our regional operations.

Smart use of resources and better collaboration clearly make sense. UHNW in the Americas, US clients outside the US, and fully globalizing the GFO capabilities are just some of the initiatives you will hear about.

The new set-up hardwires, incentivizes, and industrializes collaboration, rather than hoping it will happen. Working this way creates new opportunities and makes existing ones easier to deliver – allowing us to grow at the higher end of our 10-15% profit growth target.

And, of course, while this was not meant to be a cost story, I consider 250 million in savings, which we will be reinvesting in growth, a clear benefit.

Slide 10 – Working in partnership

While our businesses have very strong standalone value propositions, we are at our best when we combine our strengths to the benefit of our clients.  Clients don't care about business divisions and how we are organized. The key words are client focus and collaboration.

Don’t worry, I will not walk you through this complex web. It's only to make the point here that interactions between our businesses to best serve clients is how we run UBS.

We want to be – and already are in many cases – the bank for US, Asian and European entrepreneurs and corporates for their local and global needs. These clients require advice and solutions for both their own wealth and their businesses.  And they value when we connect them with each other. I want them to continue to think of UBS as the leader.

To achieve that, we need to take collaboration to the next level. Why? Because we know it leads to better results for clients. And better results lead to more capital generation.

Slide 11 – Even stronger capital generation

We have generated around 23 billion in capital over the last six years, returning over 14 billion to shareholders. We did this while building 9 billion of CET1 capital and solving regulatory and legal matters that cost us almost 9 billion.

We're still waiting to resolve a couple of legacy litigation issues and the timing of resolution is not in our hands. As you know, I can't really discuss them in public, but our aim is to handle these matters in the best interest of shareholders, even if this means going to court.

Having said that, the key thing for you to take away from this slide, is that we expect to generate almost as much free capital in the next three years, as we did in the previous six.

Slide 12 – Delivering attractive capital returns

Maintaining a very strong capital position in a finalized Basel 3 world will continue to be our priority. Excess capital that is not necessary to address short-term outlook developments or underpin growth will be available for shareholder returns.

We have a track record of delivering on our capital return promises and we remain committed to a sustainable, progressive dividend, targeting mid-to-high single digit growth. We also remain committed to return excess capital through share buy-backs.

As you can see, we already bought back 650 million worth of UBS shares, more than the 550 million we targeted for this year.

My message on this is clear: Please don't confuse the size of one share buyback program with our ambition and potential. It's important to understand the mechanics under Swiss rules and reflect why taking a step-by-step approach is in the best interest of shareholders.

Slide 13 – CET1 capital is our binding constraint

Going forward we will adopt return on CET1 as our key performance metric for the Group.  This reflects that CET1 capital is our binding constraint.

The measure is simpler and more transparent. It's consistent with our equity allocation framework and is aligned with how we manage returns to shareholders.

Slide 14 - UBS – three keys

Let me close with a topic that I don't cover much in public, but that is an important element of understanding who we are and how we execute our strategy:  Our three keys.

My colleagues and I are frequently asked what they stand for. We redefined them six years ago and I'm proud to say that they are embedded across UBS today.

The first key represents the pillars. These make up the foundation of a successful bank: Capital strength. Efficiency and effectiveness. Risk management.

The second key represents our principles. Client focus. Excellence. And Sustainable Performance.

We have been privileged to bank some of our clients for three or four generations, so working in partnership with them is part of our DNA. Focusing on excellence means, for example, aiming to deliver the best quality products and services and having the best people. And achieving sustainable performance is critical to us. It means not maximizing short-term gain, because that inevitably leads to long-term pain. Instead our focus is on consistent returns for our stakeholders and on managing our resources prudently.

The third key represents our behaviors.  They are Integrity, Collaboration and Challenge. This is about "how we deliver." The emphasis is on doing the right thing; working together across the bank and speaking up to identify opportunities and risks.

The three keys are at the core of the bank – for all of us, every day.  In a fundamental way, they represent our philosophy and culture of the organization.

Slide 15 – Key messages

So, summing up. The strategy is clear and compelling. Over the last 10 years we have reconfigured UBS, while delivering strong results and we are excited about the potential for the next decade.

I will be available for questions at the end of today, because I first want you to hear the full details of our plans from my colleagues.

Now Kirt will walk you through the details in more depth. Many thanks for your attention.

CFO – Driving accountability and disciplined execution

Kirt Gardner

Slide 2 – Key messages

Thank-you, Sergio.

As Sergio has said, driving growth, cost and capital efficiency are key objectives for the Group.  And today I would like to explain the planning and performance management framework that we use to achieve our targets.

In addition, I will highlight how we are increasing front-to-back alignment and adjusting our targets to create even more accountability and clarity on delivering against our performance objectives.

Slide 3 – Improving cost and capital efficiency to drive capital accretion

Over the next three years, our aim is to drive positive operating leverage and we expect to further improve our already high capital efficiency.  We view our overall returns as best in class versus peers, but we are targeting further improvements, which in turn will accelerate our capital generation in the future.  This will allow us to continue to maintain strong capital ratios, while supporting both our growth aspirations and capital return objectives.

Slide 4 – Driving growth

Clearly what is most critical for our performance going forward is to drive business growth.  Our plan includes a balance between specific management actions, and the benefits we expect from market factors.

Throughout today, you will hear from our business division Presidents about the actions that they will take to drive improvements in their performance.

And on the beta side, our business model and exposure to the largest and fastest growing segments provide us with great potential for the future.

We've also provided sensitivities to key market factors, with equity markets being the single most important driver for us.

Our measurable management actions, along with modelled tailwinds from beta factors, underpin our performance management framework, and allow us to dynamically manage resource deployment.  Simply put, we have the ability to quickly identify when performance is deviating from plan, and to adjust investments and resourcing accordingly.

Slide 5 – Changing to USD as functional currency from 4Q18

As I highlighted earlier today with results, our functional currency has changed to US dollars to better reflect the balance sheet and risk composition of the Group.  This will reduce the volatility in our earnings as we will report in the currency with the greatest PBT contribution, and will allow us to more effectively risk-manage our currency exposures at a lower cost level.

Slide 6 – USD functional currency to benefit NII

As a result of the change in our functional currency, we are able to invest a greater proportion of our equity and liquidity in dollars.  In the current interest rate environment, that should increase our net interest income by around 300 million per year from 2019.  The majority of this benefit will be passed on to the business divisions, with no significant benefit in Q4, due to incurring fees related to repositioning our balance sheet and hedges.

In addition, and unrelated to the change in our functional currency, we could see an incremental 600 million net interest income in 2021, based on implied forward rates and compared with the last 12 months assuming a static balance sheet.

Slide 7 – Improving cost efficiency

To ensure that our revenue growth translates into positive operating leverage, we maintain a disciplined and dynamic P&L performance management process.

As Sergio already mentioned, over the next 3 years we expect our total Group cost base to be roughly flat, excluding any changes in performance-related compensation linked to revenues.

Specifically, we expect around 800 million of savings from our central functions on a reported basis, which Sabine will address shortly in her presentation.  This, alongside additional cost savings from the businesses, will fully fund our investments that underpin our growth targets.  You'll hear more from each of the business division Presidents later.

Slide 8 – Resource deployment to drive growth and higher returns

The first objective in our capital planning process is to determine any additional capital we need to meet regulatory requirements.  This includes ongoing regulatory and accounting-related increases, such as the 11 billion we expect for RWA over the next 2 years, as well as anticipating Basel 3 finalization, which we continue to estimate at around 35 billion on day-1.  What is critical here is that this is prior to any business optimization and final regulatory guidance on open items.  For example, once FRTB rules are defined, we expect that the IB will optimize the overall impact consistent with their track record.

We then assess the capital required to underpin our growth ambitions, ensuring that the planned returns for deploying this capital are well above target hurdle rates, and that we prioritize capital allocation in a way that is consistent with our strategy which includes funding growth priorities such as the Americas and APAC with a focus on China.  Through 2021, we expect an increase of 25 billion in RWA and 95 billion in LRD to support business growth, with about 75% coming from GWM.

Importantly, as I mentioned earlier, if the revenue growth that we've planned does not materialize, due to either weaker beta factors or variations in the timing and benefits from management actions, we can take specific measures, including slowing the pace of our investments and reining in the resources deployed, along with natural reductions in performance-based compensation, in order to minimize the effect on profits and returns.

The final step is allocating the excess capital to meet our shareholder return objectives.  As Sergio mentioned, we look to maximize total returns to shareholders based on our short-term outlook.

Slide 9 – Aligning divisional equity with the Group

As our legal entity structure build-out is nearly complete, and as we now have better visibility on our regulatory capital requirements, we will attribute more capital to the business divisions starting in 1Q19.

We have more transparency on the full liquidity requirements that the businesses need to operate across legal entities, including trapped resources.  Previously, we've held trapped liquidity and funding centrally.

In addition, we have significantly advanced the development of our treasury and risk management capabilities across our legal entities, enabling more dynamic balance sheet management, business division attribution, and the ability to optimize at the legal entity level.

On top of that, we have better clarity on our final CET1 requirements and what our risk density will be.

All of this positions us to take the next step in our equity attribution journey.

With the increase in attribution from Corporate Center, we will allocate nearly 100% of the Group's CET1 capital to the business divisions.  That puts us in line with peer best practice.

The capital retained centrally mostly underpins tax-loss DTAs, our dividend accruals, and other smaller CET1 deduction items, which are not relevant to how we manage divisional performance.

Slide 10 – Allocating and optimizing Corporate Center retained P&L

In line with our current practice, we will further allocate AT1 and TLAC related to the increased attributions, after which the BDs will incur nearly the entire costs of our current 46 billion of AT1 and gone concern capital.

With increased Group and business division alignment and transparency, we expect each division to optimize both the additional costs and capital, as we observed when we first attributed liquidity-related equity to the businesses in early 2017.  In particular, we expect that further transparency by legal entity will result in better decision-making regarding where activities are booked, which will allow us to better optimize entity resources.  This is a good example of how we intend to improve our cost and capital efficiency.

Moreover, we have taken the opportunity to review all of the costs that are held in Corporate Center, and we are further pushing out a large portion of the residual Group-related costs to the business divisions.  These include, for example, costs for our Board of Directors, Group Internal Audit, Group governance, and the like.  With these allocations, we expect that centrally held retained losses will reduce from 1.5 billion to around 950 million in 2019.  And with subsequent additional optimization actions by Group ALM, we should be able to further reduce the retained loss to around 800 million by 2021.  With these changes, we will be aligned with peer best practices.

Slide 11 – Pro-forma impact on business division cost/income ratios

Given the overall magnitude of these changes, we intend to restate prior periods to improve overall comparability.  The pro forma impact on the business divisions will increase their last-twelve-months cost/income ratios by around 2 percentage points.  And this change will be reflected in the updated targets and ambitions from 2019.  To be clear, the ambitions for our business divisions remain within previously communicated target ranges.

Slide 12 – Pro-forma impact on business division RoAE

The combined reduction in PBT, along with the increased equity attribution, reduces the divisions' pro forma last-twelve-months return on attributed equity by between 3 and 8 percentage points.

For the IB, the pro-forma impact on returns is 6 percentage points, which on a like-for-like basis would reduce their current target to more than 9%, which you can see in the appendix.  Nevertheless we expect an over-the-cycle-return of around 15%.

Slide 13 – Reported return on CET1 vs.  adjusted RoTE excl.  DTAs

Going forward, our overall Group return target will be based on CET1 capital rather than tangible equity ex DTAs.  As Sergio mentioned, CET1 is most closely aligned with how we risk-manage the Group; what drives our decisions regarding capital retention versus returns to shareholders; and the capital that underpins our divisional performance.

Return on CET1 has the additional benefit of being a far simpler metric to understand and calculate.  It's also the primary driver for future growth in our book value, based on the around 5 billion of capital we intend to retain over the next three years, and as CET1 capital will converge with tangible equity over time, as we amortize our tax loss DTAs.

We will continue to disclose adjusted and reported RoTE.

In addition to changing the denominator, we are also transitioning the numerator from adjusted to reported results, as it is our reported results that matter most to shareholders .  This further aligns interests and also recognizes that adjusted and reported results will largely converge in 2019, absent any major new one-off adjustments.

This change has no impact on the level of our return target, which remains around 15%, despite the new methodology shaving off a percentage point on a last twelve months basis.

Slide 14 – Clarifying and refining our target framework

We are refining our targets to reflect the Corporate Center attributions that I highlighted, incorporate updates for our 2019-2021 plans, and to provide increased specificity for our ambitions.

Let me highlight some of the key refinements.  For our Group targets, we have established an around 15% reported return on CET1 capital and around 77% adjusted cost/income ratio target for 2019 – and an ambition to deliver around 17% returns and 72% efficiency in 2021.  So we intend to drive an average of 2 percentage points in positive operating leverage per year over the next 3 years.

Our business division targets naturally align to and underpin our Group targets.  Each division has a 2019 cost/income target and an ambition for 2021.  Importantly, we expect all business divisions to deliver positive operating leverage over the 3-year period.

I would also highlight that Global Wealth Management expects to operate at the upper end of its 10 to 15% growth target over the next three years, while retaining its 10-15% target range over the cycle.

We have replaced P&C's net new business volume growth target with PBT growth target of 3 to 5% through 2021.  In addition, we realigned P&C's net interest margin range to 145-155 basis points, reflecting the increased funding and liquidity costs partly related to the incremental attributed equity.

For the IB, as I already highlighted, we have replaced our "greater than 15%" return on attributed equity threshold with "around 15%" as a target.

The business division presidents will further expand on the actions they will take to deliver on their targets and ambitions.

Slide 15 – Key messages

I realize that I have covered a lot of technical details – that's my job – so let me review the key take aways.

While we currently operate at best in class return levels, we aim to deliver significant improvements in cost and capital efficiency over the next 3 years.

Our planning and performance management processes ensure resources are appropriately allocated to achieve our performance targets and accelerate capital generation.  We have embedded further discipline into our resource deployment process to ensure alignment with realization of our growth plans – and take action if we see deviations to protect profits and returns.

We have further attributed and aligned equity and related costs to the business divisions to drive front to back optimization, one of our key actions to improve overall efficiency.

And lastly, we have adjusted our target framework, provided greater clarity and specificity to drive accountability and disciplined execution.

I will now hand over to Sabine, who will take you through the actions we're taking in Corporate Center to become more efficient and effective.

COO – Improving efficiency and enabling business growth

Sabine Keller-Busse

Slide 2 – Key messages

Thank you Kirt and good morning everybody.  With 8.9bn, our Corporate Center–Services make up roughly one third of our overall Group costs.  Today, I’ll outline what these services include - with a special focus on technology.  I’ll also share how we operate, how our cost base has developed, and how it will evolve over time.

There are three key things I want you to remember.

Firstly, a look back, over the past 5 years, we’ve achieved significant cost reductions.  However, as we reinvested them into technology and major regulatory initiatives, our overall cost base stayed flat.

Secondly, looking ahead, over the next three years, on a reported basis, our costs are expected to decline by around 800 million.

Thirdly, with regard to technology, we will continue investing to enable growth in our businesses, and to capture additional efficiencies.  And we will keep our current spend level.  You’ll hear all division presidents today underscore the importance of further investment into technology for all of our businesses.

Slide 3 – Corporate Center – Services in context of the Group

So, let’s take a closer look.  Our Corporate Center functions provide services to the entire Group globally.  The largest function - in terms of both cost and people - is Technology.  This includes our Group-wide IT change budget, as well as our global IT infrastructure and production services.  The second largest in terms of cost is our Real Estate and services function.  This includes our group wide real estate portfolio as well as operations of our facilities across the globe.  Finance and Risk come third, followed by Group Operations and Central services, which include Communications and Branding, Group regulatory and governance as well as Legal and Internal Audit.  And finally our Human Resources and Sourcing functions.

These services are provided to all business divisions based on clear service catalogues.  And more than 95% of the 8.9 billion costs are allocated out on defined allocation keys.  As such, the allocated costs are an integral part of each business division's P&L.  And therefore, the expected cost reduction of 800 million will significantly contribute to driving down the cost income ratios.

Slide 4 – Corporate Center – Services operating model evolution

Let's now look at our operating model and how it has evolved into its current state.

Before the financial crisis, what we now call Corporate Center–Services didn't exist.  Instead, these services were decentralized and scattered across the whole Group, with each business division running its individual functions.  These duplications resulted in significant cost inefficiencies.  But even more importantly, due to the way risk and finance matters were spread across the Group, there was a lack of checks and balances.

So one of the first things we did post-financial crisis was to centralize.  The objective was threefold.  Firstly, it was about implementing the necessary checks and balances, with a clear focus on improving how risk was managed across the Group.  And this was done by separation of duties between control functions and businesses.  The second objective was getting our cost base down and improving service excellence.  A very obvious example for achieving cost efficiency through centralization was the move to a single sourcing function – which benefits from consolidated purchasing power and the leverage of key supplier knowledge in negotiations.  Thirdly, to comply with the Too-Big-To-Fail regulatory requirements, the centralization enabled us to move our Corporate Center Services to our stand-alone service company, UBS Business Solutions AG, in 2017.

Now, with all this in place, we felt it was the right time to further evolve our operating model earlier this year.  In April, we went live with a business division-aligned model, which brings our service functions and the businesses a lot closer together.  In practical terms, this means that the majority of Corporate Center – Services' headcount is now aligned to a business division and managed in a robust matrix.  For our non-control functions, like IT and Operations, the business divisions have clear cost ownership and investment decision power for the aligned parts.  A good example of this works is our Digital Factory in Zurich with its joint development teams.  Under business leadership, IT developers work together with client-facing staff in an agile way to enhance digitization of our business.  At the same time, the current operating model enables us to continue to exploit synergies in shared services, set group wide standards, and meet resolvability requirements.

Slide 5 – Corporate Center – Services costs and outlook

Looking at the cost savings we achieved over the last five years, there is more than meets the eye when it comes to the overall flat cost line that you see.  Therefore it's worthwhile to take a closer look.

During and post-financial crisis, we reduced the level of investment.  As a result, we needed to invest to get our technology estate back up to speed.  Also, digitization of banking became more and more a game changer for maintaining, and improving, our competitive positioning.  You see this reflected in the 27% increase in our technology cost to the current 3.5 bn.  To highlight just a few of our recent tech investments: Last year, we launched our strategic and client-centric global Wealth Management platform, which Tom and Martin will cover later today.  We’re a clear leader in digital banking in our Swiss business – and have been so for years, which Axel will talk about.  For the IB, we accelerated the development of electronic trading platforms and you will hear more about this in Rob's and Piero's presentation in the afternoon.  And for Asset Management, we have implemented a new core operating platform, which Ueli will cover.

We will continue to invest by keeping our current spend level.  Our focus will be to further modernize our technology estate and accelerate digitization of the businesses.

Looking at the non-technology costs, you see a decline by 11% from 2013 to 2018.  And we expect these costs to further decline by 800 million or 16% by 2021.  And with this, our saving efforts will become more visible as the overall cost line will go down accordingly.  Let's look at this in a bit more detail.

Slide 6 – Reduction of non-technology costs

As you can see here, we absorbed a significant increase of 67% in risk and regulatory expenses between 2013 and 2018.  Since 2013, we invested to deliver a resolvable legal entity structure for our Group and to comply with the different regulatory regimes we are operating in globally.  Just to mention a few:  in 2014, we established UBS Group AG and transitioned UBS Limited to a more self-sufficient model in the UK.  In 2015, we transferred our Swiss-booked Personal & Corporate and Wealth Management business to UBS Switzerland AG, which required the separation of the IT platforms for our Swiss banking business and UBS AG.  This was then followed by the go-live of our UBS Business Solutions AG in 2017, which I mentioned earlier.  In addition to this, we’ve made significant investments to comply with several other regulations like CCAR, MIFID 2, EU GDPR, amongst others.

With the cost reductions of roughly 20% across the other corporate center services areas, which included cutting our restructuring spend, we more than offset this big increase in risk and reg costs.  Real estate costs declined 29% mainly by reducing workspace in expensive financial centers, complemented by our offshoring activities.  Operations costs came down 22%, even while absorbing increased volumes.  For example, Operations processed 20% more payments and handled a 25% increase in security settlements in the same period.  Costs for our Finance function came down 15%, and HR, Sourcing and the other central functions reduced cost on average by 8%.

As I mentioned before, in the next 3 years, we expect to reduce our non-technology cost base by 800 million - to 4.6bn, including cutting our restructuring portfolio.  So how will we achieve this?  Firstly: as Sergio mentioned, our Risk and regulatory cost line is expected to go down, as the build-out of our new Group and legal entity structure is largely complete and we don't need to duplicate.  In addition, some of our other big regulatory initiatives will be mostly implemented by year end or near 2019.  However, having said that - it's important to note that we do expect continued investments into new regulatory requirements.  But we expect these to be lower compared to what we’ve seen the last few years.

Slide 7 – Further key levers to deliver cost savings

Let's now look at the other 3 main levers.  Today, more than 30% of our staff is offshored.  And we’ll continue to shift further activities from high-cost to low-cost locations, using our own offshore and nearshore shared services centers.  With the opening of a second site in Pune today, literally as we speak, we now operate six offshore service centers in India, China and Poland; and two nearshore centers in Switzerland and the US.  Our newly implemented real-time occupancy measurement tools help us to optimize workspace utilization, which in essence allows us to increase density by square meter in both low and high cost locations.  Also, for our outsourced services, we continue to consolidate third party vendor locations from 35 as of last year to only 9 by 2020.  This both reduces cost and improves risk management.

We’re internalizing selected activities currently performed by external providers to enable higher productivity, lower costs, and to build critical in-house knowledge.  Over the last 12 months we’ve increased internal staff by 4,000.  The majority were hired into our offshore centers in India.  This increase was more than offset by a reduction in external headcount, leading to an overall decline of roughly 1'000.  And we do expect this trend to broadly continue.  In addition, we will reduce the external headcount further through automation of processes – and this specifically in Operations and IT.  Complementing our centralized procurement model, we have reduced vendors by 45% since 2013 and we aim to push this above 50% over the next two years.  In addition, we’ve recently implemented new measures to further tighten our internal demand management.  To say it in very simple terms: We will buy less, cheaper and smarter.

Thirdly, we’ll unlock additional efficiency gains by investing into advanced technology.  Let's now look into this in more detail.

Slide 8 – Front-to-back digitization snapshots: visit our booths

As you’ll see later in all divisional presentations, the big focus of our technology investment is in front-to-back digitization driving client experience.  And this works hand-in-hand with business growth, security and stability, as well as cost efficiencies.  On this slide, you see a few snapshots of some of our recent developments in the digital space.  I won't go into these here, but to make it more tangible for you, we’ve installed 19 technology booths upstairs.  There you can experience some of our innovations live during our breaks today or in the evening.

Slide 9 – Accelerate cloud and IT core enhancements

We’ve already moved roughly one third of our applications to a private cloud.  And we’ve started to accelerate our journey into the public cloud space.  In about 4 years we aim to have our estate shifted to roughly one third traditional data centers, one third private cloud and one third public cloud.  In doing this, we’ll push for higher standardization, and reduce the number of costly traditional datacenters further from the currently 25.  It will also speed up time-to-market and allow us to process volume peaks more efficiently.  One example where this is already working successfully is ‘Rates Broil’ – one of our primary risk calculators used within our Investment Bank.  It used to consume more than 1,000 servers hosted in our datacenters.  This capacity was needed to cover volume peaks, but left idle capacity when volumes were low.  By hosting 'Rates Broil' in the cloud we "pay computing power as we go" rather than maintain servers to meet peak demand.  Cloud technology also improves risk management.  For example, just think of cyber security.  Instead of patching thousands of applications separately with the required security updates -- which takes time and is costly – a single patch can be run for all applications on the cloud stack.

Another efficiency measure, which reduces end user servicing costs, is the replacement of the traditional desktop technology with a virtual desktop solution.  We call it A3 internally as it can be used anywhere, anytime and with any device.  These virtual desktops are maintained centrally and can be updated or patched in one go.

We are continuing to decommission selected applications to save maintenance costs and avoid non-strategic follow-on investments.  In parallel, we'll lower software development costs and shorten time to market through standardization and automation.  We'll reduce the number of developer toolchains for our top thousand applications from currently 54 to just 3 by 2021.  And we're accelerating automated testing from around 50% today to above 70%.

Slide 10 – Automation from robotics to cognitive

Automation is a key driver for cost efficiency -- and at the same time reduces operational risk as it excludes human error.  We already have 700 robots in production, and we’ll increase this number to around 1,000 by year-end.

This year, we took a second step by focusing on cognitive, which means Image and Voice Recognition as well as Natural Language Processing.  We’ll soon launch our virtual agents or chatbots, for example, to support Client Advisors with self-service queries.  Some of you might have seen the pilot where our Chief Investment Officer for Switzerland, Daniel Kalt, is seen as an avatar, answering client questions around economics, investments and more.  But the real game changer in the coming years will be step three.

This is where we’ll more broadly leverage Machine Learning and AI-powered engines to automate more complex tasks and allow for better and faster decision making.  We’re currently looking into opportunities in the risk organization in the area of AML.  And in the IB presentation later, you’ll see that the IB is already using this technology for certain areas.

Slide 11 – Utilities partnerships to mutualize infrastructure spend

Our fourth key lever to reduce technology spend is to engage in partnerships within and outside our industry, so called Utilities.  This will allow us to leverage best of breed technology and mutualize future investments.  You can imagine “utilities” as similar to the automobile industry: They are platforms used for joint production of commodities along the value chain.  These commodities can then be commercialized and offered to third parties, for example other banks.  This further increases scale and drives down costs.  And for us, this is organizationally possible due to the set-up of our UBS Business Solutions AG.

We’re already engaged in a couple of partnerships for existing services, and we’re in discussions with different providers and banks to explore new opportunities for joining forces.  Later today, in the US, we will announce a strategic partnership with Broadridge, a global Fintech leader.  Together, we will create a scalable industry back office utility that supports the growth strategy of our Wealth Management business in the US.  This afternoon, Tom will provide you with more details on the benefits of this partnership.

Slide 12 – Key messages

When I started my presentation, I said I wanted you to remember three things, and let me close by coming back to them.  One, over the past 5 years, we’ve achieved significant cost reductions which we re-invested into technology and regulatory initiatives.  Secondly, over the next three years, reported costs are expected to decline by 800 million.  Thirdly, we will continue investing into technology.

Thank you for your attention.  Kirt and I are happy to take your questions now.

Q&A (CFO and COO)

Caroline Stewart

Hello everyone again.  I just want to make a few reminders before we start Q&A, because not all of you were here before this morning at the Q3 results.  First of all, the Q&A is for investors and analysts.  Secondly, please hold on to the bottom of your microphone while you speak, otherwise we can’t hear you, and thirdly, please turn on the mics yourselves.  So, Jacques-Henri, what can we do for you?

Jacques-Henri Gaulard, Kepler Cheuvreux

Thank you, Caroline, I have two questions.  The first one: Are we going to have in the new era the same type of reporting with three subdivisions at the Corporate Center, or are you going to simplify it a little bit?  And the second, I’m sorry, banks are becoming more complicated and I’m becoming older, so it’s probably me becoming completely stupid, however, on Slide 5 of Sabine’s slides, we have the objective obviously of cutting the cost by 800 million.  So the first question is, are we going to see them or are they going to actually be passed to the divisions, which means it will be difficult in effect to identify them?

And b for Kirt, can I reconcile this number somehow with Slide 10 of your presentation, will I end up with also, you know a reduction in the pretax profit of the Corporate Center?  Sorry, it is just a matter of, you know, squaring the circle.

Kirt Gardner

I’ll take your question, it’s an easy one, and by the way, you can’t take the microphone with you.  So, yes we will simplify how we report Corporate Center.  We do expect, if you look at NCL, it’s gotten to the point where it has become relatively de-minimis in terms of its overall size vis-à-vis the overall Corporate Center.  Having said that, I would remind you we still actually have RMBS in there, so it’s subject to volatility, and there is still a run-off in the portfolio, so there will be ongoing costs, but we are going to amalgamate that in the Corporate Center Services, so what you will see in the future: Corporate Center Services that encompass NCL, and Group Asset Liability Management.  And maybe I’ll turn over to Sabine for 2a.

Sabine Keller-Busse

The question was where we will see these 800 million.  As I said, these Corporate Center Services costs are almost entirely allocated out of the business divisions, and therefore they are the integral part.  The way that obviously we manage them is through our cost-management initiatives, we are tracking them internally, but you won’t see them separately reported in Corporate Center, but as part of the division results.

Kirt Gardner

Perhaps if I could take 2b, I think if you’ll look at Slide 7 that we put up, what you see there is that the Corporate Center saves, the 800 million, plus some saves that we expect in the business divisions, we look to fully offset our investment.  And as I mentioned, we have a performance management process to balance that.  And so what you saw on Slide 10 is completely independent.

In addition to that, we have existing Corporate Center cost, which includes a portion of that, a little bit more than half is related to the equity that we’re pushing out.  So it’s the funding cost, it’s the additional liquidity cost and the like that will be pushed out to business divisions, and that will help shrink the size of the overall Corporate Center.  So on the one hand the business divisions will benefit from the 800 in saves, on the other hand they will have a push out of further costs.

Andrew Stimpson, Bank of America Merrill Lynch

Thanks very much.  On Slide 8 of your slides, you put there that you’re expecting 95 billion extra leverage with a little note that says 75% of that goes to GWM.  So I just want to check: At maximum, the marginal balance sheet allocation that could go to the IB would be less than a third, it would be more like 25%.  Then my second question is on the IT: How much larger will the innovation budget be on technology by 2021? Because it sounds like on the overall technology budget, it might stay flat in absolute terms: Actually you have a lot of automation, you have the benefits of cloud, benefits of robotics coming through on IT and operations such that it should be a percentage-wise increase in Swiss amount or dollar amount, in the innovation budget – it would be interesting to me as well please.  Thank you.

Kirt Gardner

Yes, on your first question, I compliment you with your math.  100 minus 75 is 25%.  So that is correct.  Although I would also remind you that we expect some allocation to our P&C business, you saw that we are looking for P&C to grow 3-5%, so naturally they will require some level of resource.

Andrew Stimpson, Bank of America Merrill Lynch

Thank you for complimenting on my math, my parents will be very, very proud and add in another 10er to my Christmas present.  But you’ve got a target to say around a third of the overall balance sheet will go to the IB, but marginal from here is going to be below that number.

Kirt Gardner

That’s correct, but the around a third holds, and remember it’s a balance between LRD and RWA And ‘around’ means it could be slightly less, it could be slightly more, and it’s going to vary of course as we go through the quarters.

Sabine Keller-Busse

And on your question with regard to the budgets, we are not reporting our numbers in these subcategories within technology, but just giving you a bit of direction of travel.  There are two shifts that are currently happening.  One is the shift that Sergio mentioned in his speech as well, is moving from regulatory-initiated, regulatory tech spend, more on the business side.  So there’s a swing that you will see and that is a shift.  While the overall landscape stays flat, you will see a reduction on the one side and then we are able to focus more on the business divisions.

Innovation is a very difficult thing to stay – what is innovation? Because a lot of what you see, for example in the IB later on, or in all the other divisions, is just the continued development and enhancing.  If we were to look at kind of really innovative step changes, I would say you would see an increase but that piece is nothing we are managing centrally.  I would assume it is roughly about 10 to 15% today.  And we will see that one increasing but as part of the overall trend moving away from reg into more strategic.

Andrew Coombs, Citi:

Two questions please.  One on buy-backs for Kirt, and one again on tech for Sabine.  On the buy-backs, Sergio included the bar chart slide, which obviously gives you quite a lot of flexibility.  That was Slide 12 of his deck.  My question is when can you provide more quantitative guidance? He also referred to the two outstanding legacy litigation items.  Is it the case that you want to resolve those before you quantify the additional potential? Is this something that could come as early as Q4? How are you conceptually thinking about that? And my question on tech, again coming back to Slide 5, you show that you expect the OpEx balance relating to technology to be stable from here, if I look at your CapEx over the last four years relating to capitalized … balances, I think that’s gone up from 0.5 to 3 billion, off the top of my head, so that’s obviously moved up quite a bit as well, and so from here the extra charges, how much is taken through the P&L, versus how much do you expect to capitalize and should that balance also stabilize?

Kirt Gardner

Thank you, Andrew, so in terms of your question, I’ll remind you of a couple of points that Sergio made.  Firstly, of course we are 650 year to-date, so that’s above the 550 that we targeted.  I think he also importantly highlighted the 2 billion as a program, and that gives in to the mechanics in the Swiss context.  It does not coincide with our aspirations and you guys can work out the math of some of the expectations around the capital that we look to return.  Also, I think he said importantly we take this a step at a time, because stuff can happen out there that we’re going to have to react to.  Now in terms of the point around of any unforeseen events or items, I would just highlight that we actually look at a short-term time horizon and we think about what we’re going to repurchase, we don’t consider what could happen over longer periods of time, as is typically our case it’s likely that we’ll have an update overall on topics like dividend and share buy-backs as part of our fourth quarter earnings.

Sabine Keller-Busse

On the question related to CapEx, what you will see in the flat numbers, that they are all staying flat and with the P&L impact, obviously when we said we will reduce certain areas where we have new spend, we will see a slight decrease on the CapEx side, and we are obviously already seeing a slight uptick on the amortization, given the significant investments, which over the next two years, two-three years will then flatten out.

Andrew Lim, Societe Generale

Really appreciate all the detail on IT that you’ve given.  I appreciate that while you can’t give exact figures for your IT budget, but we’d like to understand how you feel about how you compare versus peers, what kind of initiatives do you think you’re doing which are at the forefront of the whole IT game, as it were.  And then secondly, I think Slide 6 of your deck, Kirt, if I Iook at the net yield of the UBS Group as a whole over the past three years, it hasn’t actually changed that much.  So I’m trying to square it with your guidance that you’re giving here where NII goes up on forward rates.  I’m wondering whether the differences of what you’ve achieved over the past years, given, despite U.S.  rates going up versus your guidance here, is due to maybe hedging, which will be less costly going forward.  And maybe there’s some perimeter differences as well.  So I think in your guidance, you will be excluding the IB, which I imagine would be substantially wholly self-funded.  So I was wondering if you’d give a bit of color on that.

Sabine Keller-Busse

So, how we are comparing.  I think it’s always a difficult thing to say how we compare, because a lot of, you know you are doing these measurements and ratios, and I think if we look at the percentage of revenues, percentage of costs, etc.  etc., I would say we are definitely well-positioned around the middle.  If we are looking what we are doing in our investment, and this was the part I tried to cover earlier on, and I am sure you will see a lot more when my colleagues talk about their businesses, I do believe we are extremely well-positioned when we are looking at the digitization of our client front-ends.  I do believe looking at our status today, already having brought one third of our estate into the private cloud, and already started, I think we are really well-positioned, and this is where we said we will continue on our track.

Kirt Gardner

In terms of your second question regarding NIM, the important caveat, you are right, it’s really hard to look at NIM when you have an investment bank and it creates volatility and sometimes distorts what actual underline net interest income is doing.  But to your point, what you’ve seen in terms of our trend historically, there’s been very more recent tailwind that we’ve had from the US dollar, but then there’s also been some offset from the TLAC and the funding cost that we’ve built up.  We’ve also highlighted the fact that there was a macro-hedge that rolled off that had quite a significant impact as well on the business division, and also we’ve had a big build-up in liquidity resources.  And so the overall margin on the liquidity resource build-up that we have is going to be far lower than the margin on the core businesses of our accrual businesses.

Now if you look at what we’ve calculated, I would just reiterate the fact that it’s important that this is based on current balance sheets, so there’ll be no structural changes and implied forwards.

Sabine Keller-Busse

If I could just add with regard to the technology question, I really invite you all to go upstairs, because we have 19 stations, it’s including our blockchain development that we did, so we have really tried to give you a bit more a lively feeling with these 19 booths.  And this is where you can see for yourself, and you can really look.  You can’t really play around but it is very close, so I just invite you to make the effort, just one stair upstairs and then you see that.

Kian Abouhossein, J.P.  Morgan

There’s this question for Sabine on Slide 5.  Just to understand the numbers.  So you spent 6.3 billion on Corporate Center costs in the first 9 months, your run-rate is about 2.1 a quarter, and it looks to me you’re going to spend 2.7 based on your guidance in the fourth, 2.6 – so I’m just trying to understand why is the fourth quarter run-rate higher than the historic run-rate.  And then, the 800 million, as I understand it, and please correct me if I’m wrong, includes 400 million of restructuring charges, probably, roughly.  You are spending around 100 million a quarter on restructuring, and as Kirt said in the past I think you spent up to 500.  This year, 150, 200 next year, and then year zero.  I want to make sure, are those numbers still intact, and if they are intact, then really the net cost-savings is more like 400 million on a higher cost.  So it’s really only 7% rather than 16, so about 2.5 a year.  Is my math correct or am I totally off?

Sabine Keller-Busse

I think what you need to see is that you can’t reconcile this slide with technology with the numbers and figures you had.  Just as an example on restructuring, the budgets you are seeing and the numbers you are stating are across the entire Group, including what we had in all the business divisions, but what is true is definitely that as you have seen from Kirt’s presentation, and Kirt, you can pick it up later on, is that we are moving together with reported and adjusted, so the overall cost that’s going down and as a net cost is going down, are these 800 million.  Restructuring is a part of that one, absolutely, and these are the costs that we are still having for example on the regulatory side, continuing these initiatives, which will go down, and which then obviously will be part of our reported net cost reduction.  And our savings portion for real savings is significantly higher than the 400 you stated.

Kirt Gardner

Maybe just to add to that, so I think if you look at the 800 and the fact that restructuring cuts across Corporate Center in the business divisions, so the restructuring reduction contribution is about 300 of the 800, so that’s 500 in saves, now important to know, the actual gross saves – because that’s a net number – will be quite a bit higher, because a lot of the investments in order to support the business divisions we are spending in Corporate Center, so we will absorb that increased investment as well.  To turn to your fourth quarter question, I think hopefully as you will have observed over time, the fourth quarter is our most volatile quarter from an expense perspective.  We do have seasonality in the quarter itself, where there are spikes in overall cost, sometimes they frustrate me, but they’re there.  In addition to that, we typically actually have a bit of a build-up of technology spend as we go through the year.  So we actually incur a higher than 25% of our total program-related costs in the fourth quarter.  So all of that contributes to fourth quarter being a bit higher, and then you tend to see it come down in the first quarter.

Kian Abouhossein, J.P.  Morgan

And I mean 500 m net is roughly, if I get this right.

Kirt Gardner

So the restructuring charges in total are about 500 million this year as we guided, we expect them to be a couple of hundred million next year, so of the reduction of the 500 over the next couple of years, roughly about 300 of that sits with the Corporate Center and contributes to the 800 million in saves.  So therefore the difference – Andy can help you with the math – the 800 minus the 3 gets you to the 500.

Kian Abouhossein, J.P.  Morgan

No, no, that’s very helpful.  But if you would put the 300 in next time, and full disclosure is also very helpful.  And in terms of, why only 500 on a cost base of almost 9 billion.  Why can’t you do more? I mean you’re talking 3% per year, cost decline, net.  The restructuring we leave out, because nobody cares about the restructuring.  It's already in our model.

Kirt Gardner

I think if you look at our overall ambition in terms of what we’re delivering from an efficiency ratio, and from a returns ratio, we think that that takes us from already being best in class and actually puts us further ahead from where we are today.  And so we do anticipate to continue to have best in class industry returns overall, and if you look at it, as I said, the need for us to continue to reinvest, the growth saving number is larger than the 500 net save number, and that’s required to support the business division.  So we think that best balances the need to grow the business with investments and also to prudently manage our costs and our efficiency.

Stefan Stalmann, Autonomous

Good morning.  Stefan Stalmann at Autonomous Research.  I was wondering if you could talk a little bit more again about technology spending, and in particular about how you actually look at the economics of what you are spending.  Obviously the amounts are very large and impressive, but how do you actually decide whether it’s worth it? What are the criteria? What are the time horizons? And how do you decide today that you will actually spend 3.5 billion in 2-3 years’ time? Are you very confident that you will have a much larger amount even of very economically attractive ways to spend this money? Or is it just driven by, let's say, top-down considerations of what you can afford to spend? I am quite curious to learn a bit more about how you approach this, please.

Sabine Keller-Busse

This is part of, I would say, our IT spend governance process.  It is the entire Group Executive Board, which based on what the plans are, what business divisions want to achieve and the businesses what the growth is, that obviously requires funding, some is regulatory requirements, but the entire mix is ultimately discussed and agreed and decided by GEB – taking into account a couple of points, as well as you said, was it necessary to be achieved? What is the turn-out of investments? What is the affordability? So a lot of factors being discussed there.  We have a process where we are very tightly monitoring what we are calling the group’s strategic investment portfolio, which is really our game-changing investments for the entire group, and that is regularly discussed and part of our planning.  And then obviously, if you break it down into all these different initiatives, we have a very clear process where we look either a technology is just required in order to be compliant, or where technology has to be invested to deliver growth and where we're tracking these growth figures, or it has to lead to an efficiency measure, which again then is tracked as well.  And this is what we are reviewing, constantly reviewing, if we are not seeing progress we are looking in detail, and we feel fairly confident, and I hope you will see it from the business division presentations later on.  Technology is so interwoven today.  What the businesses are doing is not like a couple of years ago, where the IT head said ‘This is what we are doing’, and the business was operating on a machine – it is such a fundamental integral part, in a front-to-back way, that this is a process you can only decide together.  And technology is a big significant investment, and I think that, going through today, you will just see that it is a part.  In a nutshell, it is part of the overall planning and this is a collective decision taken by the entire Group Executive Board.

Kirt Gardner

The reason three years is that it coincides with our three-year planning process, and we certainly recognize that things could happen that could cause a change in those plans.  But also importantly, a lot of our investments are longer-term, and they take 3-4-5 years to be able to fully deliver, so therefore you do need a bit of a longer time horizon to be able to think about the investments.  Also, importantly, from my perspective the reason why the 3-year plan is critical is because I want to see the saves and the revenue increases committed to in the plan, and if they are not, then I discount them, I don’t count them as saves or as revenue increases.

Stefan Stalmann, Autonomous

Could I maybe just to follow up, is there a way to put an ROI or a payback or something against this technology spending budget?

Kirt Gardner

Well, we do actually run our ROIs on all our programs, and also when we look at the benefits overall, for example, we’ll count cost benefits that are hard one for one, revenue benefits we’ll discount, and then we have related benefits that could actually be, for example, improve capital that we won’t incorporate into the actual return metrics, and we track this closely.

Jeremy Sigee, Exane BNP Paribas

Hi there, two questions, please.  So the first one picks up on the earlier question about the investment bank capital allocation.  So clearly it’s getting much less than its one third share of LRD and you said that would be compensated by the risk-weighted side – so is the intention that the IB will have to absorb things like the FRTB within its one third share of Group capital Group balance sheet.  That’s my first question.  Second question is on your Slide 9, Kirt.  It’s great that you’re allocating really quite a lot of the Corporate Center, and I guess my question is, why not allocate all of it conceptually, why wouldn’t you allocate 100%? Because ultimately it’s the business divisions that have to price that balance sheet to customers and get their business model right.  So at a group level that is covered, why not allocate the whole to the Corporate Center balance sheet?

Kirt Gardner

Yes, in terms of the first question, also to address straight on, we get this question all the time, it’s like we’re targeting a third for the IB and if it’s a little bit less we’re going to give them a little bit more, and if it’s a little bit more, we’ll take some away later – that’s not the case.  We look at what the business requires to operate.  We target the around a third, and we know it’s going to fluctuate based on circumstances.  And if you do look at the next three years, first of all you also have to look at the RWA, a portion of the 11 billion reg will be accrued to the IB, also if you do look at the 35 billion, naturally a portion of that will actually go towards the IB, but as I mentioned in my speech, you take FRTB which is probably the biggest component of the increase, first of all we don’t have the final rules, secondly, once we have the final rules, I fully expect that the IB will actually bring that down considerably.

I think that 35 billion is a high number, and it’s going to be a lot less by the time we get to 2021.  And then we will factor in, it’s 3 years away, we’ll look at the broader overall allocation to the business divisions.  The second question: Why don’t we allocate everything? Well, basically we’ve allocated about all of our CET1 capital: We said, that is how we risk-manage the Group.  That’s how we look at our regulatory capital requirements, that’s how we weigh whether or not we’re going to return capital to the business divisions.  That’s the base off of which the business divisions actually have capital to deploy and invest.  The main other components, DTAs, we don’t manage the business divisions on a post-tax basis, so it would make no sense for us to allocate that to the business divisions.  And then we have retained earnings to pay for our dividends.  It makes no sense to push that out to the business divisions.  And we have a bit of hedging volatility that’s included in there.  And at present there is a little bit of a buffer that’s being held by GALM, part of that to get optimized, the group overall liquidity and funding requirements that the business divisions don’t control.

Anke Reingen, RBC

Of the ROE target, can you just help with the tax rate of the assumption, and do you deleverage to a 13% core tier 1 ratio, or what assumptions did you make on the capital ratio, given your ROE is on a core tier 1 capital base.  And then, sorry to follow up on the cost savings.  The 500 million net, that doesn’t assume anything on litigation coming down.  Or is it basically on a clean basis? And then sorry, lastly, on the replaced…

Kirt Gardner

It’s ok, you can ask.

Anke Reingen, RBC

So you replaced your 18 to 2020 targets with 2019 targets and the 2021 ambition, what was the thinking about it? Thank you.

Kirt Gardner

So for RoCET1 what we included there and importantly, the denominator is going to grow over the next 3 years, we said roughly about 5 billion, so you can actually expect this to come into play in terms of our overall return target, if you look at the numerator, and the denominator is based on what we said, we’re going to manage our capital ratios around 13% and around 3.7%, so that’s been factored into the plan in terms of how we are looking at the denominator trajectory.  In terms of the numerator, I guided that we expect our tax rate to be around 25%, so that’s the actual accounting net profit number, but I also indicated that the cash tax is only 12%, so what we will see is that the DTA coverage, the 13% that’s actually non-cash will accrue to our capital, it will help the accretion of our capital going forward.

Maybe I’ll just very quickly, in terms of the 500 million net, litigation expenses aren't part of that Corporate Center stack, litigation expenses sit in Corporate Center Services, which is a part of the Corporate Center, it’s part of what we hold centrally, part of the Corporate Center functions that Sabine talked about.  Or they sit in the business divisions, so they don’t really impact the volatility overall of that 500 million.  In terms of our targets overall, so what we’ve done is that we’ve gone away from the ranges and we’ve established a specific target that we have for 2019, and this is in line with our planning period, and then we’ve indicated an aspiration, which is an ‘around number’ which again gets away from the broad target, and gives all of you a little bit more specificity.  We’ve phrased those as targets because we’ve got more certainty next year, more comfort, and then we recognized that for 3 years ambition is appropriate, because there’s a lot of volatility that could take place.  I talked about the beta factors.  The beta factor revolution could be different than we forecasted; in fact it usually always is.

Jernej Omahen, Goldman Sachs

Thanks very much.  I have two questions.  The first one’s simple.  You refer to being able to run the ALM better, more efficiently, could you just expand on that.  So what do you think could be done better and what is the quantification of that? And the second question I have, I am trying to make sure that this is not taken in the wrong way, because I think we all agree that UBS is one of the most profitable banks in Europe etc.  etc.  – you’ve now changed the definition of your target for the fourth time since 2014.  Right, so we started off with ROE, then we had return on tangible, then we had return on tangible ex-DTAs, and now we have return on core equity tier 1.  Now the denominator conveniently is lower every time the target is communicated, but the return target stays the same: at around 15%.  And I remember that this time around last year we had this big debate, whether the return on tangible ex-DTAs is the right number, or the wrong number, and why you guide differently than everybody else.  So I want to ask two things on this: The first thing is, why does it make sense to keep changing the definition of your target? And secondly: Are you convinced that this is the last time we’re changing this? Because you’ve indicated that you’re going to tally this to the return on tangible in any case, right? So that when you report results we’re going to get it as well.  Wouldn’t it be just easier to go back to the return on tangible guidance, in line with everybody else? Again, I don’t mean this is as a negative; it’s still a good target and a high return.

Kirt Gardner

In terms of Group ALM, what you’ve seen and I’ve talked about the fact that we’ve built out our legal entity structure – now that introduced substantial inefficiencies in the Group overall HQLA and funding.  You’ve seen actually that we’ve been running an LCR ratio of often above 140%.  Now as we have built out our infrastructure across those legal entities, we have daily liquidity information, we built out a collateral funding hub that we are able to better manage the allocation, the use of our collateral centrally, and we built out risk management capabilities that allow us to better manage our balance sheet and our funding and each of the legal entities.  All of this will allow us to create greater group-level efficiencies on the buffer that we have to keep and we will be able to reduce that buffer over time.  In addition to that, we fully expect that as we continue to build out our capabilities in group asset and liability management, we’ll be able to improve the effectiveness of how we manage our balance sheet overall.

So all of that together gives me great confidence that we’ll be able to improve our overall returns.  And the final one, I told Carlo that his bonus depends on it, so I expect him to deliver.

In terms of your second question, I think importantly, when we look at our shareholders equity, what we recognize is we are very, very unusual.  There is a slide in the appendix that compares us with our competitors [edit: incorrect statement; no such slide was published], we have by far in a way the highest concentration of shareholder equity in DTAs and some other items.  The US banks, their common equity pretty much equals their CET1 capital.  That’s about 100%.  And so therefore we felt it was important to be more comparable on how we look at returns that the excluding DTAs was appropriate.  Now when we did that, the calculation became complex because we changed the numerator and the denominator.  When we re-looked at our return targets now, in particular we made the decisions on DTAs, or we expect to in the fourth quarter I should say so, we are going to amortize the DTAs going forward.  So that balance will converge and reduce over time.  And we felt and we looked at what’s most important to us, our shareholders and our regulators, it’s our reg capital.  That's what we manage.  So we think the return on CET1 is our more appropriate number for looking at our returns and that aligns with how we managed the group overall.  And because of the calculation dynamics, actually if you compare the last 12 months, even though the denominator is a bit lower for the CET1, the numerator in fact means there’s a 1 percentage point that we shaved off the [edit: return] on a like for like basis, so that means that with the 15% and above it’s slightly more ambitious, but we left the 15% target, we’re targeting 17% as our ambition.

Jernej Omahen, Goldman Sachs

Just very quickly, can I just ask a final question?  Do you hold your divisional management to account on the return on core equity tier 1 targets as well, or not?

Kirt Gardner

Absolutely, we hold our business division accountable for the return on CET1.  I mean, for us, you think we have the group targets, returns, efficiency, the business divisions have their own targets for both of those dimensions.  If you look at all the math for the targets and the ambitions, they underpin and they roll up to the group target.  And so we’re fully reliant on the business divisions delivering against their targets.  For one of them, the IB, we of course have a specific return target – around 15%.

Amit Goel, Barclays

Sorry to follow up on the targets and the ambition.  Just to be clear in terms of the difference between a target and an ambition/aspiration, does that make a difference in terms of people’s compensation, or in terms of, you know, how people are held to account in terms of the medium term.  That’s the first question.  The second question, just to understand a little bit better in terms of the change in functional currency and the incremental of 300 million per annum of net interest income, how exactly that works? Thank you.

Kirt Gardner

Our plan, and it’s not surprising that we’re coming out at this point because we’re completing our 3-year planning process, so what we’re trying to do is to communicate what is in our plan, and all of us are compensated on delivering our plan, absolutely.  Our performance, our scorecard, our own benchmarks are completely tied into the plan itself.  So therefore of course the targets that we communicated, and actually it’s the next year that’s the hardest, because that’s what you’re closest to and that’s what you’re going to manage immediately to – but then also it’s a 3-year plan, and we do look to maintain the delivery of our 3-year plan.  But the fact is that we all know we’re going to forecast beta factors, and as good a forecaster as we might be, we know that they’re not going to be exactly as we forecast, and they’re going to vary, sometimes substantially.  Which is why we said, rather than call this a target we’re going to call it an ambition.  We’re going to recognize that there’s some uncertainty.  Now as I said in my speech, we have a performance management process to adjust our resource allocation and would take steps to ensure that we have the right trajectory from a P&L, but still there’s uncertainty there and that’s basically the difference in definition.  In terms of functional currency, it’s really, really simple, when we changed to US dollars, that’s where we pivot and we base our risk management on, and probably the most important component of our risk management is how we manage our capital and the degree of variability we allow under stress scenarios for our capital fluctuation.  So under US dollars it means we can invest more of our capital in US dollars rather than Swiss francs and euros, as well as more of our liquidity in US dollars.  And in the current interest rate environment, that’s accretive to net interest income.

Caroline Stewart

Time for maybe one more question.  Please go ahead.

Benjamin Goy, Deutsche Bank

Good morning, Benjamin Goy from Deutsche Bank.  Just to follow up on your comment on the 15% return target for the investment bank and the higher hurdle rate, which was quite pronounced for the division – just wondering how does this impact the businesses, because essentially you increase it by 6 percentage points, as you mentioned, so what’s the proportion of income, for example, that is sitting between the old and the new target in the IB, thank you.

Kirt Gardner

What I’ve commented on, first of all, what you’ve seen, is our investment bank, is the target that we communicated before, looked at the 15% basically is the floor that we expected at a minimum, and the IB has been consistently delivering above that 15%.  So when we look at the rebasing and the effective 6% reduction over all as the consequence of pushing out both our capital and our cost, that’s about a 6% drag on the current return on attributed equity we stated, which is why we changed the target to around 15%.  And we’re very confident that the IB will continue to optimize and manage very aggressively their business to deliver at least around that level as we go forward.

Personal & Corporate Banking

Axel Lehmann

Slide 2 – Key messages

Good morning everybody.

Today I'll walk you through our plans and ambitions for Personal & Corporate Banking.

The last time we presented our Swiss business was 7 years ago.  It has delivered strong and steady profits ever since, and now we are aiming for a 3 to 5% annual profit growth over the 2019-2021 period.

It's a business we are proud, it's the cornerstone of our universal banking model in Switzerland and it is at the heart of UBS.

Slide 3 – UBS is the #1 bank in Switzerland

Switzerland is an attractive market.  Its economy is strong and diverse, with a high proportion of wealthy individuals with a wide range of globally successful companies as well as SMEs.  It consistently holds top positions in competitiveness and innovation rankings.

Negative interest rates have been and still are a significant headwind for all banks operating in Switzerland in recent years, but despite that Switzerland as a home market has plenty of opportunities.

UBS is the number 1 bank in the country with an unrivalled universal banking model, commanding leading market positions with Personal & Corporate Banking at its core, complemented by our regional Wealth Management, Asset Management and Investment Banking businesses.

Slide 4 – Leading returns through cost and capital efficiency

P&C’s leading market position translates into strong profitability, driven by both cost and capital efficiency.

It generates high returns with low risks, which places it best-in-class compared with other Swiss banks.  For reference, we've also plotted UBS Region Switzerland with our universal bank delivery model, as it includes the Global Wealth Management, Asset Management and Investment Banking businesses with Swiss-domiciled clients and is thus a better proxy to our Swiss peers.  However you measure the business, we clearly are ahead of the peer group in Switzerland.

Our returns also compare well with most European banks with a retail and corporate focus, despite them operating in different interest rate environments and much larger markets in many cases.

Slide 5 – Personal & Corporate Banking – Strong and steady profits

P&C has delivered steady profits to the group year after year, reflecting our success in offsetting the very substantial impact of negative Swiss interest rates, higher regulatory funding and TLAC costs.  Our revenues are well diversified with a balanced mix between net interest income and recurring fee and transactional income.

Our current profit run-rate translates into an adjusted return on attributed equity of more than 20%, and around that level taking account of the incremental cost and equity allocations we'll be carrying from next year.

Slide 6 – Personal & Corporate Banking – A balanced business

P&C is often referred to as our "Swiss retail" business.  In reality, the corporate side of our business is bigger than the Personal Banking side, making for a healthy, balanced mix.

Our Corporate & Institutional Clients serves 121,000 clients.  These range from corner shops to multinationals.  We are the only Swiss bank that supports its clients with international business activities via local hubs.  We have such hubs in Frankfurt, New York, Hong Kong and Singapore.

Personal Banking has about 2.5 million clients. We engage with them via multiple channels and have a comprehensive, life-cycle-oriented offering.  1.9 million personal clients with basic banking needs are primarily served through our call center agents and digital channel and 0.6 million personal clients with more individualized needs are also served by dedicated client advisors.  In addition, Personal Banking provides core banking services and significant customer development opportunities for Global Wealth Management and our Corporate and Institutional Clients segment.

Slide 7 – Corporate & Institutional Clients

On this page you can find some additional information about our CIC businesses.

Slide 8 – Working in partnership

Switzerland is the only country where we operate across all four of UBS's business divisions, and working in partnership is key to our success.  Personal Banking directly feeds into GWM, as I just mentioned, and the power of our universal bank delivery model goes much further.

Overall, we see very large volumes of referrals, or business leads, across all divisions.  This is also particularly true for our Corporate and Institutional segment, which I call CIC from now on, where we serve multi-dimensional needs.  For example, working in close partnership with Asset Management we can provide pension fund solutions to our CIC clients.  Such referrals also play a crucial role between CIC and Global Wealth Management.  CIC referred 100 million invested assets from just one client to GWM recently, and I could give you plenty of more great examples like this one.

As you can see, collaboration is an essential part of our DNA.  Building on our strong track record we aim to keep generating more than 20% of our revenues in Switzerland stemming from cross-divisional collaboration.

On the tech front, we have substantial synergies and scale effects with Global Wealth Management.  Its WMP platform was built on the Swiss IT platform and has since been rolled out in key locations globally.  Today, the digital client interface is essentially the same whether you are a P&C client in Switzerland or a Global Wealth Management client in Germany, Hong Kong or Singapore.

Being the #1 bank in Switzerland reflects the success of P&C and UBS's strengths, which are valued by our clients.  The most recent customer surveys confirms this, along with continuously improving customer satisfaction levels.

Slide 9 – Driving efficient growth

Looking ahead, we have three strategic priorities to strengthen our business and to drive efficient growth.

In Personal Banking, we want to further enhance efficiency, while maintaining strong momentum in net new client growth.

In Corporate Banking we see a number of growth opportunities which I'll cover in a moment.

And finally, we're committed to investing in digital, data, and technology.

Slide 10 – Growing revenues

With nearly half of P&C's income not tied to interest rates, our revenue mix is much more balanced than that of local peers.

For NII, based on today‘s interest rate levels we would expect some decrease from current levels reflecting continued pressure on net interest margin, as well as our prudent approach on lending.

On the other hand, we have the ambition to grow non-interest income including fee and transaction income at 3% to 5% per year, based on our current real Swiss GDP growth projections.  I'll walk you through our plans here in a moment.

Slide 11 – Loan portfolio

As I mentioned, we would expect net interest income to decrease slightly from current level in part driven by our prudent approach to lending.

An important feature of the Swiss lending market is the fact that we compete with a number of quasi-state and cooperative banks, which together make up about half of the market.  Many of these competitors are willing to operate with returns below cost of capital which has led to market distortions.

Nevertheless we have a sizeable loan portfolio, of which over a 110 billion mortgages.  We manage it with a focus on quality over market share.  For residential mortgages, in recent years we have focused on single family homes and deliberately shrunk our exposure to multi-family homes, as we are less positive about the outlook for that market.

The quality of our loan portfolio is very high, with minimal credit losses.  Only 7% of our mortgages for single family homes, and 2% of our mortgages for our multi-family homes, have a loan-to-value ratio of above 80%.

In terms of stress, more than 99.7% of the volume of our residential mortgage portfolio would still be covered even if collateral values were to fall by 20%.

Slide 12 – Interest rate sensitivity

As mentioned we operate in an environment of historically low and negative Swiss franc interest rates.  Our plans are based on implied forwards yet if rates were to increase, the upside would be substantial for us.  Such scenario is not imminent, but it is worth me sharing examples of what interest rates moves would do to our revenues.

From this chart you can see that a 100 basis points parallel increase compared to today’s implied forwards would lead to incremental net interest income of around 500 million in year 3.  Or expressed differently, our cost/income ratio would be below 50%.

Slide 13 – Expanding our digital lead

Now let me turn to our use of technology.  UBS is the recognized leader for online and mobile banking in Switzerland, expanding our digital lead is therefore a priority for us.

As part of my job I speak with many foreign executives of Swiss-based corporates, and many praise our superb digital offering that often goes far beyond basic banking and beyond what they have experienced with other banks.

We initiated a multi-year digitization program two years ago.  We pioneered video onboarding in Switzerland for example, and more than 60% of our Personal Banking client relationships are now completely paperless.  On data and analytics we're forming a center of excellence internally, and also collaborate with external partners such as the Swiss Artificial Intelligence Lab in Ticino.

We work very closely with a number of FinTechs to stay ahead of the curve.  For example, we use video identification for clients working with a German FinTech.  We also initiated a close collaboration with an accounting software provider, that allows a seamless and convenient integration of SME's accounting and banking activities.  And we are looking into a number of further opportunities in the FinTech space and through cross-industry collaboration. There are some stalls at our tech demo outside and I encourage you to visit.

Our investments in digital have been significant and will continue to be so, with a cumulative spend of nearly half a billion over the 2018 – 2021 period.  We expect these investments to protect our revenues, generate additional income and achieve efficiency gains through the entire value chain.  Overall, we expect the benefits from technology investments to start outweighing costs from next year.

Slide 14 – Increasing efficiency

We are also making good, steady progress in terms of efficiency.  We have lowered personnel costs, reduced the number of branches and ATMs, deployed more than 50 robots in operations and increased productivity in both Personal Banking and CIC over the last four years.

Looking ahead, we aim to realize further efficiency gains and to decrease the cost/income ratio by a net 3 to 4 percentage points by 2021 on a like-for-like basis.  We expect to decrease costs in absolute terms over that period.

As part of this effort we have recently launched a new efficiency and effectiveness program.  Initially we will focus on key processes such as payments and account servicing, enabled by investments into robotics and artificial intelligence.

Let me say a few words about our branch network, which we share with Global Wealth Management in Switzerland.  We continuously look for optimization potential and yes, may close some of them over time.

This said, we want to be smart in the way we re-shape our physical footprint.

We are re-thinking existing branch formats to suit evolving client needs and convert some of our smaller branches to "access branches", which will serve as hub for marketing and sales activities, as well as digital support.  In addition, we are shifting more and more basic banking services and transactions from branches to contact centers and digital.

Slide 15 – Personal Banking – Strong growth momentum

The success of our digital offering is the driving force behind net new client growth where we enjoy great momentum.

Since 2015, we more than tripled the number of net new clients every year to 42,000 in the last year, and I am confident this year's client growth numbers will be similar.

We aim to grow our clients’ wealth and, eventually, transfer them to Global Wealth Management.  Our ambition is to shift at least 5 billion of invested assets and loans to Global Wealth Management annually, even if this means forfeiting a double-digit million amount of profits every year for P&C: it’s the best answer and the right thing to do for our clients and for UBS.

We see growth opportunities in the mortgage market through an improved and technology-enabled advisory process.  We see advisory as a key differentiating factor and a key reason why clients choose UBS as a financing partner.  We have also refined our pricing model and provided more autonomy to team heads.

We are increasingly using advanced analytics to identify cross-selling opportunities.  For example our new "next-product-to-buy" approach allows us to proactively contact clients with the right product, via the right channel, at the right time.

Slide 16 – Corporate & Institutional Clients – Driving further growth

UBS is the market leader with corporate and institutional clients in Switzerland, and we have many avenues to growth.

Our Investment Bank is the source of a very big competitive advantage for us, allowing mid- to large-sized corporates and multinationals access to our state-of-the-art capital market solutions.  Joint revenues with the Investment Bank were about 300 million last year, of which two thirds generated by CIC-owned client relationships.

We have a very strong pipeline of revenue growth initiatives in Corporate & Institutional.

Across segments, we believe we can improve both client acquisition and client retention through data analytics.  We want to increase the share of wallet with our clients, either by achieving main bank status or by taking cross-selling opportunities.

We are focusing on an integrated advisory approach for entrepreneurs, with strategic dialogue at the core.  By this we mean our capacity to be on top of key topics such as potential acquisitions or succession planning, as part of building long-term relationships with clients.  Most of our Swiss competitors cannot provide a comparable offering due to their lack of scale or expertise.

Looking at individual segments now, our global reach is another key differentiator.  As I said earlier we run several international hubs to support our export-oriented clients all over world.

We have also pioneered a new blockchain-based trade finance platform together with other industry participants.

In the real estate we are expanding the service offering of our mortgage platform UBS Atrium, which connects institutional investors with Swiss mortgage holders, without using our own balance sheet.  In August we passed a milestone with more than 1 billion of mortgages managed by our UBS Atrium offering.

Slide 17 – Greater focus on small businesses

We see significant potential in the market for smaller businesses.  This group of clients has historically not been a focus for UBS, leading to a comparatively lower market share in this segment.

This week we launched dedicated new and highly efficient digital value proposition for small corporates called UBS Digital Business.

It is the tech investments we've made that allow now us to serve this market much more efficiently, and this segment has become more attractive for us.

Our new UBS Digital Business platform bundles our offering for small corporate and newly founded companies.  It is based on self-service channels and call centers to maximize scale in servicing smaller clients.  UBS Digital Business also brings state-of-the-art corporate solutions such as a "fast credit" functionality for example.

With this new offering, we want to increase our momentum and gain market share in the small corporate segment.  We have kicked-off our marketing efforts this week to attract innovative and digital savvy small business owners, aiming to markedly increase our market share with start-up companies over the next 3 years.

Slide 18 – Financial targets

Looking at performance targets, our net interest margin objective has been recalibrated to reflect pressure from higher regulatory funding costs notably, and we do expect some compression from today's levels.  As I mentioned earlier, we're confident we can offset this and grow overall revenues by increasing recurring and transactional income.

On cost efficiency, our ambition is to decrease our cost/income ratio by 3 to 4 percentage points over the next 3 years.  As I mentioned we expect our absolute cost based to also decrease over that period.

Supported by continued low credit losses, this should lead us to deliver a 3 to 5% profit growth over the 2019-2021 period.  I'm confident that we can do that.

Slide 19 – Key messages

With this, I will be happy to take a few questions from the audience. Thank you.

Q&A

Stefan Stalmann, Autonomous

Thank you very much. I have one question, or actually two questions, I have to say, regarding potential developments in the Swiss mortgage market. There's quite a possibility that PostFinance will enter the market in the next couple of years, and there’s also quite a tangible possibility that the treatment of houses and mortgages for tax purposes will change. Could you maybe comment about what this could possibly do to the domestic market, in particular the domestic mortgage market?

Axel Lehmann

Yes, so when you look at a little bit to the development of the overall mortgage market in Switzerland, it has grown quite significantly, the volume of mortgages is close to a trillion, that is bigger than the Swiss GDP. So that is in part driven by, of course, you know, the low/negative interest rates we have in Switzerland, that make buying a house or apartment much more affordable on the one hand. On the other hand we have that special Swiss tax regime: When you are a home-owner, you need to pay a kind of notional rental income, and to offset that you can deduct interest payments, for example, or maintenance costs. Interest rate on the mortgage and maintenance costs.  This is now under discussion, I think from our perspective, you know, I think it certainly would be good, from a pure economic perspective, definitely we would expect that probably the mortgage market will maybe contract a little bit. But that would not be at that point of time our major concern. The reason for this will be, you know, that in Switzerland a lot of home-owners have a mortgage just to optimize the tax returns and less because they really need the money to finance their apartment or their house.

We have PostFinance in Switzerland, which is a state-owned, it is the arm of the state-owned Swiss Postal Office.  And yes, the Swiss government has indicated an intention to partially float potentially PostFinance, and to allow them to enter also the credit market and the mortgage market – which would be obviously a new and quite significant competitor in the overall market place. They have a balance sheet of roughly 110-120 billion, so they could probably add up to 7, 8, 9 per cent of the Swiss mortgage market.  Look, as long as they don’t stay in state ownership, and that would be at least partially or hopefully entirely publicly listed company, that is all fine with us. But it definitely will, you know, increase competition, yes.

Giulia Miotto, Morgan Stanley

Question on Slide 10, so the outlook for fees, or let’s say non-net interest income is quite positive in your Slide.  But then, if I think about some structural trends for fees for universal banks, I will be more inclined to be negative in the sense that they see fee compression when it comes to trade finance, blockchain, when it comes to payments, potentially wealth management if you are on the mass-affluent side of things, so what drives your conviction into these 3-5% growth per annum number?

Axel Lehmann

I won't lie to you: we are also observing what is going on in the market place, also from a competitive perspective. And that’s why, I think we prepare, this is not basically a new strategy – you know, we have built up that muscle to grow fee and transaction-based income – over the last year, part of our digital investment goes clearly into that, part of our product offering. When I look to what we do and how significantly we could grow, for example, our business institutional investors, with asset-servicing, custody activities that we have, what we've built up in terms of mid-market advisory – I was referring to some of the initiatives we have when it comes to succession planning and other initiatives.  When I look to what we do in personal banking, where we now have a machine that is shifting this year nearly a billion of customer deposits into investment funds.  That number was in a very low 100 million range 2-3 years ago.  So we have a machine build-up that is really focusing on that type of growth, so that gives me really good confidence, also when you look to our third quarter number, you see the fee income went up roughly 4%, transactional income went up roughly 8%.

Giulia Miotto, Morgan Stanley

Thank you, and if I can have a second question, if you think about the Nordic market, which is quite advanced technologically, digitally, the cost/income ratio there for the most advanced banks target below 40%, 35, why do you think Switzerland is structurally very different, considering that the revenue margins are quite high – so I would expect structurally a much lower cost-income ratio.

Axel Lehmann

I think there are two different effects, or three.  When you look at it, when I was speaking about digitization, when I look a little bit where we are in the Swiss market compared, for example, to the Nordic markets, they are further ahead when it comes to digitization, so we want to be I think the market leader in Switzerland – when it comes to digitization I don’t need to be the European or even the global leader in digitization – secondly, they have positive, we have negative interest rates.  That is obviously a significant drag on our NII, respectively obviously you can translate that also into cost/income ratio, as I was showing you with the scenarios – you know, an instant 100-basis points shock on implied forwards, you know, would mathematically increase our NII by roughly 500 million, which is close to 10 points, 8-9 points of the cost/income ratio, which is obviously a modelled number – but that shows you where we are.  And then certainly the structural, you know, also Switzerland is a very mature and call it a very rich market.  When you look to average income, average assets, and things like that, it is still relatively a small market place.  I think these are the three key factors.

Anke Reingen, RBC

In terms of the mortgage multipliers, do you think the Swiss regulators now has reached a point where this basically will end, and how confident are you that the higher risk ratings would basically be already covering what Basel IV might try to implement? Thank you.

Axel Lehmann

It is interesting that on the one hand we have the Swiss National Bank, that is obviously depressing interest rate levels, and they are most vocal to warn about a certain over-heating of the mortgage market – you saw on my slide that, you know, we still feel we can be carefully optimistic about the single-home mortgage market, where we had good growth, maybe slightly below market growth, which deliberately was shrinking, you know we call the income producing real estate portfolio by close to a quarter, 25%, so that means that overall we have lost market share when it comes to the mortgage market.  The SNB and also FINMA are really looking into that situation, in particular the multi-family mortgage market, and they are asking at that point of time for industry self-regulating measures – these are an ongoing discussions, and I would not anticipate at that point of time or speculate anything about the capital charges in this regard.

One thing I can say for sure, they are certainly not focusing [edit: on] our portfolio, and this is probably also well-known in the market place, I think you have seen our numbers.

Andrew Coombs, Citi

I guess just a follow-on from that question.  I note that your income-producing real estate is down 24%, clearly the risk there seems to be more with the cantonal banks than perhaps with yourself.  But given that prices still heading up rents coming down they can see vacancy rates creeping up.  It would appear that your .003% average credit loss there for the last five years is clearly unsustainable.  So if I could just push you on what you think you’re through this cycle cost of risk is for your division.

Axel Lehmann

Of course, you know, when the weather is nice, then your credit losses are much lower.  But frankly, you know I think I was alluding in my presentation to, I think, the strict credit underwriting standards we are applying.  We are not shy to lose market share if needed, you know, to lose 25% in the multi-family home, that is really hurting.  Some people in the market place think that UBS has basically moved out of that market which is tough for us as the market leader.  So we have quite a good confidence level that the level of our low credit loss expenses will go through the overall cycle.  And I see no reason that we have a significant uptick.  Let’s keep in mind on absolute terms, you know, these are 50-60 million, don’t ask me if they are 70-80 or 30-40 next year.  So there’s obviously some volatility with that number, but I would say a very, very low level.

Al Alevizakos, HSBC

So Slide 15, you say we aim to shift 5 billion invested assets to GWM per year.  So 15 billion in the next two years.  So how should we see that?  Like the revenues will be taken from your division into GWM?  And do your targets include that?

Axel Lehmann

I think that’s an integral part of our universal banking delivery model.  So what we do basically, you know, in personal banking we have basically a sales, a growth engine, that we have, and part of at the core at the strategy is that develops the customer and then the ambition level is to shift them into Global Wealth Management.  Yes, that is somewhat impairing, call it "the growth opportunity", you have in the personal banking sector, but this is an integral part of their performance management framework, and it’s part of the strength that we have that we can develop clients and then they shift into the Global Wealth Management – I think that’s part of the beauty of how universal banking works.  But yes, when you look into personal banking, of course when you shift every year the most wealthy customer into another division, and you go back to zero, and we start to acquire – that is the mechanism.  But I think overall for UBS, these are all UBS clients, that's the best solution.

Caroline P. Stewart

So in the quarterly report, you will see that we make reference to shifts quite frequently between wealth management, personal and corporate, so you can follow the numbers moving from one side to the other.

Nicholas Watts, Redburn

Thank you, just a question on your remark that you are spending half a billion cumulatively on IT through 2021.  Could you give us a flavor for what is the mix of that between amortization of cost-spend and what is going to be new spend?  Thank you.

Axel Lehmann

Sure, obviously this is all, the amortization, capitalization, effectively it is all included, it is all included in our numbers.

Caroline P. Stewart

For follow-ups, we are very happy to take questions from rating agencies as well, I know they are here. Jeremy.

Jeremy Sigee, Exane BNP Paribas

Just a follow-up on interest rate sensitivity charts which I know you’ve shown it before, but coming back to that, I assume that it’s the forward curve, negative 200 million, that is baked into your targets and your planning assumptions.  I just wondered if you could talk about what are the main assumptions within that, the main sort of squeeze points, that caused that negative, and also how much you factored in, any ability to reprice or to mitigate the negative impact – just whether it’s an aggressive assumption or a sort of conservative assumption.

Axel Lehmann

It’s the standard plan assumption, as Kirt was alluding to, this is our base case, the planning assumption, so you see the numbers here.  We have somewhat, the internal curves that we have, are a good protection against a potential further down-shift and then the up-shift is very significant.  The most critical part for us is in that phase where we go from assuming that the forward goes up is between the negative 75 to the zero, because everything above of zero, we have again spread income, but we will lose obviously in that trajectory from the minus 75 to the zero some of the fees that we charge in particular for corporates and larger corporates – so that’s a process we need to carefully manage.  It's embedded in the overall plan that we have.  But the real sweet spot is when we go through the zero and then have again the spread income, the most delicate part of that chart is between now where we are up to when the gap to zero is closed – and that depends obviously all on timing, on the steepness of the curve and things like that.

Asset Management

Ulrich Körner

So good afternoon everyone.

When I spoke at the Investor Day in 2014, my management team and I had just initiated our review of our business and the definition of our new strategy.

Since that time, we have completed a very fundamental and significant transformation across all different parts of our business and alongside the value chain of the firm.

I am proud of what the team has achieved through the transformation in turning around the firm.

While we are not yet where we want to be or need to be in terms of PBT growth, we are better placed than ever to deliver significant value to UBS Group and its shareholders, following our successful transformation and with our clearly defined strategy.

Slide 2 ‑ Key messages

With today's presentation, I would like to leave you with 3 key takeaways about UBS Asset Management.

First: we have completed our transformation and are back on the competitive landscape. We are now well positioned to profitable growth.  Second: years of asset loss have been successfully turned into an AuM growth rate of 2 times industry. Furthermore, we are performing well in an industry affected by significant structural change.  And third: our strategy is specifically geared to areas with above industry growth, therefore supporting our 10% PBT growth target.

Slide 3 ‑ Who we are

Let me quickly start with some important characteristics of our business.

Almost three quarters of our assets are with third party Institutional and Wholesale clients.  We have a deep institutional DNA and, while being a strong partner for Global Wealth Management, we are much more than an in-house asset manager.

In terms of regional distribution, we are a diversified and, compared to most of our competitors, a truly global asset manager.

There are few firms in the world that can provide the breadth and depth of our capabilities and therefore are able to provide tailor-made solutions to clients globally.

Slide 4 – An integral part of UBS's value proposition

Within UBS, we are an integral building block of the Group's business portfolio:

Asset Management has highly attractive financial characteristics, with high Return on Attributed Equity and notably with hardly any use of capital.

Our business strengthens the Group's investment and asset gathering position, since we have very deep investment expertise. We also serve as a product innovation and development hub, leveraged across the Group.

And finally, Asset Management provides significant revenue and cost synergies with the other divisions.

Slide 5 – Working in partnership

Talking about working in partnership, we have a deep and comprehensive collaboration with the other businesses. Just to highlight a few examples for you.

For Global Wealth Management, this includes: delivering the necessary product building blocks for the management of discretionary mandates; tailoring customized institutional solutions for our most sophisticated Gobal Wealth Management clients; and providing significant Platform Services. For example: Fondcenter is a platform for more than 50'000 funds from different providers, and therefore supports Global Wealth Management in running their leading open architecture model.

We are also one of the Investment Bank's largest clients, driven by trading, currency, market making or securities lending.

Last, but not least, as Axel was saying, there are significant joint coverage efforts of corporate and institutional clients with P&C in Switzerland.

Slide 6 – Years of stagnation turned into strong asset growth

After the short description of UBS Asset Management's profile and also role in the Group, let me set the scene as to where UBS Asset Management has come from, as this is absolutely critical to understand our way forward.

Through the Global Financial Crisis and the idiosyncratic situation of UBS, the Asset Management business declined from a top tier position into a stagnating and fragmented firm.

In the subsequent industry recovery from 2008 to 2013, UBS Asset Management did not participate at all.  In fact, it lost significant ground and a huge gap to competitors was established.

In 2014, we defined our new strategy and our transformation program across the whole value chain. We started execution towards the end of that same year.

By the end of 2017, we had completely transformed our firm from a multi-boutique, silo'd organization into a fully front to back integrated asset manager.

Also, from 2014, while executing our transformation, we started to catch-up and since 2016, our invested assets have been growing twice as fast as the industry.

Or in other words, after a decade, we are now back on a strong growth trajectory.

Before I come back to the PBT development over the same period, let me quickly comment on our transformation.

 Slide 7 – Transformed business across entire value chain

Why is this important?

Quite simply, without this fundamental transformation, we were just not able to leverage the strengths of our firm and to deliver them to our clients.

Let me give you some examples of the work we did along the value chain:

We have invested significantly in upgrading our operating platform, centralized and streamlined our mid- and back-office operations to drive further efficiencies and cost savings.

In Products, we established a global organisation, introduced active product portfolio management and also rationalized our shelf, thereby increasing the average assets per fund by more than 40%, and bringing us back in line with industry benchmarks.

In Investments, we brought together all traditional asset classes, and enhanced our focus on delivering high risk-adjusted returns for our clients. These measures are bearing fruit, as I will show in a moment.

To better serve our clients, we established a Client Coverage organisation along global segments and also integrated our Platform Services capabilities as a cornerstone for our future Wholesale offering.

All in all, during the course of this fundamental transformation, we made more than 200m of self-funded investments into our business.

In parallel, we have refocused our business portfolio, and further reduced complexity through the sale of ancillary businesses.

With all of this work completed, we are able to bring now the best to our clients and accelerate profitable growth.

Slide 8 – Delivering strong and improving investment performance

As a result of the measures we have taken on the Investments side, we are seeing a strong improvement in terms of top performing fund assets, as you can see here, based on Morningstar and Lipper data.

This isn’t just a nice to have as you all know.  An improvement of more than 35% in both 5* Morningstar ratings and first quartile Lipper funds puts us significantly ahead of industry average, and increases the attractiveness of our products.

This in turn allows us to protect margins and supports future PBT growth.

Slide 9 – Profit before tax development yet to meet our ambitions

While we have made good progress in many areas, we have not yet delivered the sustainable revenue and profit growth to reach our ambitions.

I am not satisfied with a 1.5% PBT growth annually, even though this is broadly in line with peers, when you take into account: M&A activities, differences in business mix, in particular the share of Wholesale business, as well as the necessary self-funded investments.

As some of you might remember, at our Investor Day in May 2014, we set our ambition to achieve 1bn PBT in the mid-term. Clearly, we missed this ambition. The main reasons for that have been: a) nobody anticipated at the time how severe the structural industry changes would be; and b) we clearly underestimated the situation the business was in and the task at hand to turn it around.

Slide 10 – Differentiated clients proposition – foundation for growth

So why is it different now, and why are we now strongly positioned to accelerate PBT growth in the years ahead? Let me demonstrate this to you with the following slides.

In terms of the foundation for growth: firstly, we have a highly differentiated offering mix across high alpha & Alternatives, Indexed & Alternative Beta, and Platform Services; secondly, within each of these areas, we have best-in-class capabilities that we can offer to our clients.

As a result, there are few firms in the world that can provide the breadth and the depth of our capabilities and combine them to bring tailored solutions to clients globally.

Slide 11 ‑ Strategic priorities geared to above industry growth areas

Building on this differentiated client proposition as our foundation, our growth strategy is focused on six clearly-defined priorities.

The growth priorities are: Wholesale - including Platform Services -, Investment Solutions, Sustainability, China and Indexed - including ETFs.

And all underpinned by Operational Excellence, which includes initiatives focused on IT, Operations and data management.

The important point to understand is that our growth priorities are targeted to capture areas of above industry growth.

So, the overall expected industry growth is at 7% per year in terms of Assets under Management.  Our priorities focus on industry sectors that are expected to grow up to twice as fast as the average of 7% – namely between 9 and 15%.

By successfully executing our priorities, we expect to capture growth, in line or above industry growth rates, to achieve our ambitions.

Let me do a deep dive on a few examples.

Slide 12 – Exploit sizeable opportunities in Wholesale

First, Wholesale and Platform Services. This will be an important factor in accelerating our PBT growth in the coming years.

In the peer group, the wholesale segment has generated ~80% of revenue growth in recent years, and the margins are about three times higher than in the Institutional business. The landscape is also changing fastest here, driven by technology.

Currently our situation is the weakest in our peer group, with a share of only around 10% of our overall business. So, why do we believe we are well positioned to significantly increase our business here?

There are two key reasons. First, we have repositioned the business: we have set up a dedicated segment coverage globally and built-out our client analytics and interaction. All of this, to create the necessary focus and to be able to respond to clients' needs in a targeted and very timely way.

After the launch or repositioning of a number of dedicated Wholesale products, together with improvements in investment performance, we are already seeing increased momentum.

And second, we can now provide a comprehensive set of Platform Services:

This includes our Fondcenter and Fund Management Services, which you may be familiar with.

From my perspective, one of our most exciting developments in this space is the launch of UBS Partner: our new and innovative offering in the advisory business for retail banks and insurance companies.

We successfully introduced UBS Partner to the market this year. Our first clients, including Global Wealth Management, are now actively engaged, and we have a further strong pipeline of potential clients at different stages of interest.

And I would encourage you to have a look at what UBS Partner can do in the tech demos outside.

Slide 13 – Substantial growth in Indexed and Alternative Beta

As a second example: let's focus on our global Indexed and Alternative Beta business, including ETFs.

This business is a significant NNM engine, as well as an important profit contributor. In tangible terms we grew our Indexed assets by more than 50% over the past 3 years, while at the same time our C/I ratio for the business has dropped by around 25 percentage points.

As the number 2 Europe-based Indexed house, we have strong roots in the region, and we have increased our market share significantly over the past few years in the European ETF space.

Looking ahead, we will continue our strategy of being a leader in product innovation and differentiation.

This separates us from competitors, has proven to be successful in the past years and is particularly relevant in the Alternative Beta and ETF space – which are areas of high expected growth.

We are also further strengthening our footprint in Europe and APAC, and continue to invest in our platform to enhance scalability.

Slide 14 – Driving operating leverage to support growth

With respect to Operational Excellence, we have done a lot to re-architecture our global IT, data governance, and Operations platforms, as well as to further optimize our processes for Client Coverage but also Investments.  And we have further work on this underway.

Furthermore, we will see increased benefits from the cost actions we took earlier this year and the programs we initiated as part of our transformation: the centralization of our mid and back office operations has resulted in cost savings of 10m; the targeted cost actions we took earlier this year are expected to result in an annualized gross saving of approximately 40m by 2019; the replacement of our core portfolio management platform will yield another 25m of gross savings by 2021; and, in addition, we expect further reductions across other Corporate Center functions in line with what Sabine said earlier this morning.

It's important to note that, while these measures will support us to achieve our C/I ambition of 68%, some of these savings will be re-invested to support future business growth.

Slide 15 – Further strategic priorities in full implementation mode

Also, our further three strategic priorities – investment solutions, sustainable and impact investing, and China – are in full implementation mode and delivering strong initial successes as you can see on this slide.

Slide 16 – Clear path to our profit growth target

As a result of our strategic priorities and the measures taken, the adjusted PBT growth target of 10% p.a. over the period to 2021 is backed by robust financial drivers.

In detail: a significant part of our revenue growth is driven by our strategic priorities and we have high conviction and good momentum in these areas of high growth.

With respect to gross margins: we continue to carefully manage our margins with a strong focus on active capabilities and the expansion into higher margin areas; this is also supported by enhanced investment performance. Having said that, we are not immune to the structural headwinds and expect gross margins to decline in line with industry going forward.

With respect to Net New Money: we expect to continue to develop within target range, with ~80% of our future Net New Money to be generated by our strategic priorities – areas of high growth and good momentum for us as I said earlier.

On the cost side: we will see increased benefits from the cost actions taken earlier this year and the programs we initiated as part of our transformation, and will continue to strategically manage our cost base. This will help us to balance the necessary investments in growth.

Slide 17 ‑ Financial targets

As presented by Kirt before, this slide summarizes our financial targets starting from the new base.

UBS Asset Management aims to achieve an adjusted PBT growth of 10% p.a., an adjusted C/I ratio of 68% by 2021 and a NNM growth rate (excluding Money Markets) of 3-5% p.a.

Slide 18 ‑ Key messages

So, to sum up: we are well positioned for profitable growth, years of asset loss have been successfully turned into an asset under management growth rate of 2 times industry and our strategy is specifically geared to areas with above industry growth.

With that I am at the end, thank you for your attention and I am happy to take your questions.

Q&A

Jacques-Henri Gaulard, Kepler Cheuvreux

Thank you. Two questions maybe, the first one. You’ve detailed very well how you are going to get to your objectives. In light of the fact that it didn’t really go according to plan, what do you think could go wrong, what’s your biggest risk at this stage and maybe over the next three years? And the second point, as your business is more and more an affair of scale, and considering that you are actually quite big, wouldn’t the solution be to, you know get bigger? Particularly in light of the collapsing market caps of some of your competitors? Thank you.

Ulrich Körner

Yes, thank you very much.  I mean, the conviction this is important to understand and I think this is different from as I said, a few years ago.  The transformation is done, the business is in a different shape, we found back to the growth path in terms of asset growth the strategic priorities gear to areas of strong growth cost measures underway, this gives us confidence for the PBT target.  What could go wrong as you were saying, you have seen obviously market environment plays quite a role in that planning as for nearly every other business I would say.  So if market turned completely from our overall identical assumptions so to say then it obviously would create headwind which we cannot foresee today.

In terms of scale, as you say, I think that growth we are in quite a good shape in terms of size.  Consolidation in the industry will go on, in my eyes, it is no question. I would see firms and both borderlines, obviously I could be wrong but, I would say I see firms like between maybe 50 and 500 billion really being in focus of this consolidation process going forward.  I our case again this strategy is an organic strategy, what is different here compared to the past three four years ago, following our set-up as I said, it was not possible for us to even consider inorganic growth.  Today we could I would say.

Caroline P. Stewart

The gentleman with the beard at the back, thank you. Sorry, could you introduce yourself please?

Daniel Regli, MainFirst

Hello. Daniel Regli from MainFirst.  Thanks for taking my question.  My first question is regarding your AuM growth vs the industry, could you maybe break this down into what was coming from AuM and market performance driven growth and what was driven by Net New Money compared to the industry?

And my second question is regarding industry trends we are seeing – I think we heard some competitors of yours seeing some margin pressure raising. How do you deal with this and are you seeing this as well? Thanks.

Ulrich Körner

So you are referring to slide 6 basically, and you know this is overall invested assets. If you look at our Net New Money growth, between 2014 and 2017 there was above 2% annually.  If you look into 2018 as you have seen this morning I would say it’s a relatively difficult market environment if I look over the last two quarters at least, growth was above 5% so that’s as an indication for you when obviously as I said between 2016 and 2018 we were clearly outgrowing the industry.

In terms of margin pressure, you heard me saying and also with all what we have done in terms of improving investment performance we feel quite good about that we can even stronger place our active, strong active products going forward, nevertheless as I said, we have at least figured in in our plans so to say, and margin decline in line with the industry.

Anonymous

How do you balance giving yourself an identity as an asset manager, a clear identity, with the desire to grow, in the sense that if you grow you need to be "everything to all men", possibly, and if you have a stronger identity you may be more clearly recognized on the market for what you do?

Ulrich Körner

Thanks for the question, it’s a very good question Elena, and it plays a significant role in our, I nearly had to say daily conversations, and we had an intense debate around that. In my eyes, I’m not saying that I’m right, in my eyes I think there are basically two models in asset management which will be attractive going forward and which will survive.

The one, call it the Boutique model – few products, high quality, call it asset managers up to maybe 50 to 60 billion AuM.  The other model is, you know, relatively large in scale, holistic offering, which can be offered to, you know,  highly demanding institutional clients and wholesale clients across the different asset classes. We obviously belong in the second camp and are quite convinced of, you know, the value proposition we have for clients. How to create focus? This is exactly the debate we had, or create more identity if you want to, this is why we have defined our strategic priorities, call it a certain overlay of the overall offering and also focus ourselves in execution.

Benjamin Goy, Deutsche Bank

Correct me if I’m wrong but the share of the distribution channels in global wealth management and you are a Swiss bank, is roughly stable if not slightly down over the last year so I was just wondering whether this is a kind of set rated to some extent or how your discussions are with your other colleagues within the group?

Ulrich Körner

Two or three things, the first one is we are fully aware of global wealth management runs in the open architecture since many, many years which is in my eyes absolutely the right model.  Secondly the share which we may have I must say, based on our competitiveness with global wealth management is quite significant.  So if we can more or less keep that chair, with their growth obviously which is also quite significant, I think this is a pretty good outcome.

Andrew Coombs, Citi

Sorry, I just wanted to follow up on top line progression from here.  Clearly, as you said your AuM growth has actually been better than peers, but on the flipside your growth margin pressure has been more acute than peers. Going forward, you were talking about margin pressure consistent with the industry.  I just wanted to get a feel for what’s changed, so presumably this is because of a pivot in your strategic priorities, so with that in mind on slide 11, given the five areas that you focus on, can you give us a feel for what the gross margins, broadly speaking are on those areas?

Ulrich Körner

Ok so the development in gross margin that you are referring to was very much driven on the one hand from the strong growth in passive call it, the shift that we have somewhat seen in the overall industry, from active into passive in the last years, and you said, and you have seen that we have been growing very strongly but very profitably, in that business as well so that is one important thing.  The other important thing to bear in mind is performance fees.  If you go back into 2014, and the share of performance fees in operating income was about 8%, if you look into 2018 year to date it is about 4%.  So a relatively small amount but nevertheless in decline which you clearly can see here.  In terms of gross margins for the different strategic priorities, we do not go further here in this closing gross margins for individual asset classes or parts of our business.

Al Alevizakos, HSBC

Sorry quick question from me, I think the room will find it interesting. What is the MIFID II impact so far you think?  And if I can ask it in a different way, what would your ambition be instead of 68%, if it wasn’t like as part of the picture?

Ulrich Körner

MIFID impact in general terms so to say, as you know the regulatory demand coming to the industry has increased dramatically I would say in the last 3 to 4 years. And MIFID is obviously a prominent development out of that development, so overall there are additional costs coming out of that in the order of magnitude of 20m I would say, for us, for MIFID. Second question can you repeat that?

Al Alevizakos, HSBC

What’s the increment on costs that you have on the back of MIFID? So 20m you said?

[Ulrich Körner nods in assent]

Caroline P. Stewart

So we are slightly early, which is good, which means that we can have a longer lunch! See you back here at 2 o’clock.

Global Wealth Management

Tom Naratil

Good afternoon – Martin and I are delighted to be here, to have the opportunity to share our confidence and optimism that we have for Global Wealth Management.

Today, we want to spend our time together taking a deep dive into our business and sharing details about how the creation of Global Wealth Management has strengthened our ability to deliver on our global growth ambitions.

Martin Blessing

Slide 2 – Key messages

Good afternoon everybody. It’s great to be here.

Today, UBS is the only truly global wealth manager in an industry that is growing  twice the rate of GDP. And we are uniquely positioned in the largest and fastest growing wealth management markets and segments. We have an opportunity to leverage this position to deliver even more value to our clients and to our shareholders.

Creating Global Wealth Management at the start of 2018 was an important milestone for us. We are targeting strong growth in the US, Asia and the key Ultra segment.

These are areas where we already have an established presence, a track record of being able to capture growth and where favorable market factors support us.

The creation of Global Wealth Management also allows us to reduce costs by roughly 250 million per year or in total, more than 600 million over the next three years.

These savings will fund most of our growth initiatives in the coming years.

And by working as one team, and through a combination of global and regional management actions, we have a clear plan to significantly increase PBT, attract Net New Money and reduce our cost income ratio.

Slide 3: We intend to deliver at the upper end of our growth targets

Between now and 2021, we are confident in our goal to  increase pre-tax profits by 10-15% a year through the cycle and we expect to operate at the upper end of that target range by 2021.

We are also committed to achieving Net New Money growth of 2-4% each year – with at least 3% in 2021.

And over the next three years we aim for a 500 basis point improvement in our cost-income ratio, resulting in seventy percent.

Slide 4: We are the only truly global wealth manager with scale

We operate from a strong leadership position. UBS is the world's largest wealth manager with about 2.4 trillion in invested assets. But what’s more important than our size is the fact that we are the only truly global wealth manager.

Our competitors fall into one of two categories. Larger players but with less geographic diversity outside of the US. And firms with broad diversity but without our scale or without our US presence.

Our unique-ness is a benefit. We can serve clients better, and particularly those ones who have global needs. We get advantages from our scale – that means we can offer clients benefits they hardly get anywhere else, such as preferential pricing or exclusive access to products.

This gives us a valuable competitive advantage. The size and the diversification of our client portfolio is difficult and very expensive to replicate.

Slide 5: Market trends favor UBS

When you look across geographies, you can see our business is well-positioned for both short-term and long-term market trends.

Wealth in Asia is expected to double between 2017 and 2022. And North America remains the largest wealth market and is forecasted to grow by at least 6%. Most importantly for our clients and for our business – the higher the wealth band, the faster the pace of wealth accumulation.

The Ultra segment – where we as UBS is the clear #1 – is outpacing all other segments at 11% per year. So we believe we are rightly positioned.

Slide 6: A profitable, growing business

This morning you heard Sergio and Kirt discuss our third quarter numbers. And despite a mixed quarter, we’ve had the best nine months to start a year in a decade with: record invested assets, record mandate volumes and record mandate penetration and Net New Money flows that are significant in terms of volumes, but relative to our size are not good enough – particularly in the US. Our cost-income ratio, now at 75%, also continues to improve – underscoring our commitment to efficiency while investing in the future of our business.

Tom Naratil

Slide 7: Solid progress - headwinds largely behind us

Looking back to 2014, we’ve made solid progress. Pre-tax profit grew by 5% per year from 3.5 billion to 4.2 billion. Now that's a significant increase, but it does fall short of our target. We've benefited from strong markets, and a favorable rate environment in the US. Our success was  driven by our focus on increasing mandate penetration, revenues from banking products – in particular in lending, and the strength of our Ultra High Net Worth offering.

All this was achieved while we invested significantly in technology and our investment capabilities, something we view as essential to long-term success in our industry.

But, we also faced a number of significant headwinds – some of which we underestimated, or for which we couldn't fully compensate.

Although we took an early and proactive approach towards offshore transformation, and automatic exchange of information, the speed at which this happened was faster, and far more  reaching, than the industry first anticipated. For us, we saw roughly 70 billion of outflows between 2012 and 2017.

Another headwind has been the negative interest rate environment in Europe and Switzerland. Approximately 40% of our deposits are in Euros and Swiss Francs – much higher than most of our peers.

We also moved to a retrocession-free model. Again, this is something we did proactively and ahead of our peers.

And, finally, there were costs associated with evolving regulatory requirements.

The important thing to understand is that many of these headwinds have now either disappeared or reduced significantly. So, we won't see the same drag on profits and distractions for our team and we believe our early actions on some topics have created a competitive advantage. We're ready with the setup and the ability to compete and win.

Slide 8: A clear path to accelerate PBT growth to 10-15% per annum

With a track record of successful execution, we're confident about the future. There are three main drivers to deliver on our profit target:

First, favorable market factors.

Second, our global and regional management priorities – both new initiatives and many that build on growth-oriented actions we've already taken in the past three years.

And finally, we'll make large strategic investments of more than a billion between now and 2021 – including 600 million on technology.

So, in addition to growing pre-tax profit, we'll fund our investments in growth through the savings that we realize from our cost review.

Slide 9: Fueled by the power of an integrated Global Wealth Management

Operating as a single business enables us to deliver better service to clients, realize meaningful cost savings that we'll reinvest in our business, and to bring significant growth to shareholders.

Global Wealth Management allows us to offer every client of UBS a consistent experience and the best wealth management solutions, services and expertise no matter where in the world that client is located.

However, global doesn't mean central – we'll succeed by adapting our global strength and by deploying it through a multi-local model.

We're not all things to all people. Specifically, we'll focus on High Net Worth and Ultra High Net Worth clients in all markets, Affluent clients in the US, Switzerland and Greater China only, and our Financial Intermediaries business in all markets.

Crucially, Global Wealth Management also gives us the right organizational set-up to serve clients who are truly global.

Ultra-High Net Worth clients have homes in different parts of the world and have business interests and investments around the globe. And UBS has a relationship with more than half the world's billionaires.

So you'll hear a lot today about how we’re going to strengthen our offering for Ultra clients, do more for them, and grow our market share – particularly in  Asia and the United States.

This focus on Ultra helps us to sharpen and enhance our execution for the High Net Worth segment, as well, which is 30% of our invested asset base, and a significant contributor to our profits.

Martin Blessing

Slide 10: Working in partnership

Global Wealth Management is at the core of UBS's strategy. Cross-business collaboration is essential and it's a big competitive advantage for us.

Let me put it simply…we would not have the world's leading franchise in wealth management if we could not mobilize the entire power of the group.

We benefit from being part of UBS and our access to the Investment Bank, the Asset Management business, and the Personal & Corporate bank in Switzerland. And those businesses also benefit from Global Wealth Management.

With the Personal & Corporate business, as Axel presented this morning, we share infrastructure, innovate together and successfully support people living in Switzerland, as they build their wealth.

With Asset Management, we jointly design products. For example, we just celebrated the third anniversary of UBS's Systematic Allocation Portfolio. So far this solution has attracted more than 30 billion in invested assets.

I think this is a great success.

Our Investment Bank provides access to capital markets, execution capabilities and world-class research to complement the work of our Chief Investment Office.

This is valuable for Global Family Office clients where we partner with the Investment Bank to jointly provide institutional-type offerings through a dedicated unit.

Slide 11: Delivering further operating leverage and investments

We are also focused on operating efficiently. Since 2014, we've grown the top line by 3% a year. At the same time, we have kept overall expenses under control to reduce our cost/income ratio – despite 1 billion of strategic and regulatory investments. The two percentage point reduction in our cost-income ratio shows that we are progressing towards our targets.

We continue to focus on controlling costs and identifying additional opportunities for greater synergies across Global Wealth Management.

Slide 12: Cumulative >600M cost saves by 2021

In Q2 we announced that we had identified savings up to 100 million run rate by the end of this year. When fully implemented, these actions will actually deliver a total of 150 million per year.

We’re becoming a flatter organization … cutting third party spending … reducing hiring plans … and eliminating duplicate roles.

So far, we have delivered around 50% of these savings … with the full impact to be realized by the end of 2019.

And Tom and I are pleased to tell you that we have identified a further 100 million in savings, giving us total P/L savings of 250 million by 2021, or in total, more than 600 million over the period.

Slide 13: Substantial growth continues in USA, APAC and UHNW

Now in terms of growth moving forwards, all of our regions will contribute to growing PBT over the next three years. We expect the US to contribute a greater share – close to half – over the next three years as the region's profit margin grows to 25%. It's important to remember that growing in the US is especially valuable to shareholders. Our deferred tax assets allow a very large percentage of our US earnings to accrete to capital.

In Latin America, we are #2 by invested assets. We want to be number 1. We aim to get there by making the most of our global platform and by growing pre-tax profit by 10-15% per year.

Solid growth in Asia will ensure that the region becomes an even larger part of our profit in the future. We aim to take advantage of our established presence in the region to boost profit by at least 15% a year.

We expect EMEA to deliver stable returns over the cycle. Our unique scale and business drivers allow us to target profit growth of 5-10% a year.

And in Switzerland we will take advantage of our leading positions in all business segments with a goal to grow pre-tax profit by 5-10% per year.

In our Global Ultra High Net Worth business we will focus on the US and Asia with a goal of growing Net New Money by 4-6% per year.

Everywhere we operate we are improving the business and we will be growing our profits.

Tom Naratil

Slide 14: USA – Deliver 25% PBT Margin

Let's start with the US, our largest market by invested assets.

Slide 15: Record PBT with good growth momentum

This region is the largest contributor to Global Wealth Management's pre-tax profit, and if you look at the results over the past two years, you see that the operating model we introduced in 2016 is working, and it's working well.

At that time, our US business overturned a long-held industry practice by shifting away from expensive recruiting. Today, we instead focus on driving growth through supporting, developing and retaining the Advisors who are already here at UBS.

Our model also includes driving greater empowerment to branch managers at the local level, where we're closest to clients.

We target and track the economic profit of our managers, which empowers them, but it also means they're held accountable for their decisions.

Add to this the investments we’re making in next-generation technology, digital tools, and new products and services in areas like lending and deposits, and we've built great momentum.

Since the beginning of 2014, profit in the region has grown by 11% per year and invested assets stand at a record of nearly 1.2 trillion, while our C/I ratio declined 300 basis points.

And importantly, client satisfaction has improved, with over 87% saying they're "highly satisfied" with their relationship at UBS, while we've also further extended our lead in FA productivity.

And while headline NNM quarter-to-quarter can be impacted by large one-offs and seasonality, our same-store Advisors – those who've been with us for more than one year – continued to deliver strong NNM growth, establishing new record highs.

Slide 16: Our ambition is a PBT margin of 25%

Our strategy in the US rests on four pillars:

First, closing the gap to the market leader in mandate penetration. Second, driving net interest income by further increasing our lending penetration and narrowing the distance to the industry leader and carefully managing our liabilities. Third, improving our penetration in the Ultra High Net Worth segment by increasing market share with 100 million plus clients. And fourth, extracting additional value from our operating model by boosting the productivity of our advisors, maintaining low attrition, and by selectively adding talent in key markets.

So, four key priorities, each with the capacity to deliver between 200 and 250bps in incremental profit margin, which we intend to increase to 25% by 2021.

Now Let's look at each of these in greater detail.

Slide 17: Reach ~45% mandate penetration

First, mandates. Here, we've made substantial progress in recent years, increasing our penetration in the US by roughly 400 bps – which, against the strong Invested Asset growth we've shown, is an impressive 123bn.

We're confident we can accelerate this momentum based on our track record of success elsewhere in the world.

In Switzerland, for example, we increased penetration by 1400 basis  points between 2014 and 2017 – and in the US, we know the demand is high for this offering.

Our research tells us that 2 out of 3 HNW investors would rather pay for advice through an advisory fee than through transactional commissions.

They say doing so, aligns their interests with their Advisor's… it simplifies costs for them… and financial planning is wrapped into the relationship.

The creation of Global Wealth Management gives us the opportunity to respond to that demand by leveraging our strong mandate product shelf developed in Switzerland which helps to further deliver the value of our CIO's global perspective.

Now our Long Term Themes Portfolio is a great example of this. Our CIO first identified three dominant global trends – population growth, urbanization, and aging – that are contributing to critical environmental and social challenges.

We then designed a separately managed account offering through our Asset Management business, aimed at investing in sub-themes to these global trends.

Structuring Long Term Themes and introducing it in the US market was only possible by having a global IPS organization, a global CIO team, and a global Asset Management business all working in close collaboration.

To further support mandate growth, we're also adding teams of specialists to provide product expertise to our Advisors and to also directly engage with our clients.

We're deploying new tools and technology like UBS Advice Advantage, which those of you here in person hopefully had or will have a chance to see upstairs at the Tech Expo.

This digital advice solution provides affluent clients with customized investment guidance, goals tracking functionality, the ability to talk to a team of advisors, and access to an accompanying investment advisory solution, all guided by our CIO's investment philosophy – and, for one flat fee.

Our momentum, combined with the opportunities created by Global Wealth Management, give us confidence that we can reach 45% mandate penetration by 2021.

Slide 18: Increase lending penetration by ~40%

Next, we're expanding our banking solutions in order to narrow the distance between UBS and the market leader.

The opportunity to grow in this area is significant.

We estimate that 68% of our clients' loans are held outside UBS.

If we're able to capture the same share of wallet for loans that we already have with our clients' investments, that represents a 30-35 billion dollar opportunity.

Additionally, our research shows that the wealthier a client is, the more likely they are to take advantage of lending to fund a range of goals and activities.

So, we're building out our lending product shelf to provide our clients with the products they need and want.

For example, many of our clients are business owners – think about doctors or lawyers, or families that own manufacturing businesses or startups.

Our lending program for entrepreneurs, which will be fully rolled out by January, helps clients with meaningful stakes in private companies to prepare for near-term liquidity events such as an IPO, an M&A transaction, or a private capital raise.

Additionally, many of these clients own the real estate where they operate their businesses.

Through a new joint venture with the IB, we can now help them identify and explore financing solutions to take advantage of their commercial real estate assets.

We also recently revamped our mortgage platform and in-sourced client servicing.

Since the rollout of the modernized platform earlier this year, our mortgage business has seen annualized 25% growth year to date, along with a material increase in client satisfaction scores and a reduction in loan closing time.

And, it's important to remember that we only entered this business line five years ago, and there was some ramp-up time as we expanded our product capabilities and fine-tuned our service model.

Today, the high-touch approach of our enhanced mortgage platform and our private mortgage bankers means we have a great opportunity to win over even more clients.

Our banking business operates at a marginal cost-income ratio that's significantly lower than our US business as a whole, at between 15 and 30% depending on product, so growth in lending will have a big impact on our pre-tax profit.

And just like in mandates, we're building our support teams to help deliver a world-class banking experience to introduce more products and to deliver better, faster service.

For instance, last year we expanded our Banking Field Engagement Team to include roughly 100 specialists who are dedicated to educating clients and supporting Advisors in originating more loans and closing more business.

In our US legal entities, we also see an opportunity to improve our liability management in order to optimize our Net Interest Margin and grow Net Interest Income further.

We've worked to improve our interest rate risk management so we can better balance the duration of our loans and deposits – and improve profitability.

This capability also provides our lending business with the ability to expand a number of loan offerings to include a wider array of fixed rate products, as we now have the toolset to better manage the resulting interest rate risk.

Slide 19: Strengthen UHNW segment

Now outside the US, UBS is the clear market leader and the firm of choice for Ultra High Net Worth clients.

As we'll discuss later, we're the dominant wealth manager in Asia, EMEA and Switzerland when it comes to serving the world's wealthiest.

The US is a bit of a different story, however.

Here we've done a great job executing in the 10-100 million dollar market, yet we know there's significant opportunity to grow our market share in the 100 million plus segment to achieve the same success we've had outside the US.

And what's critical about this is that North America has more 100 million plus clients than any region globally, and we're now well positioned to proactively capture more of that market.

The creation of our global business is a critical catalyst, removing barriers to collaboration and allowing us to bring our international Ultra High Net Worth expertise to US clients.

For example, by delivering more products and services of an institutional nature through our Global Family Office, in partnership with the IB. Increasing our delivery of advice on philanthropy, tax compliance and wealth planning support through our US Family Office Services Group. Introducing clients to alternative and private investment opportunities. And helping our clients, who are global citizens, as well as the next generation, to access a global network of Ultra High Net Worth peers and influencers, and that's a capability that sets us apart from our domestic competitors.

We believe there's a 100 billion invested asset opportunity for UBS in the US Ultra High Net Worth segment, and our goal is to capture approximately 70% of that in the next three years.

For any of you still wondering why we formed Global Wealth Management, here is one big reason.

The reality is we were not, and would not, have captured this opportunity before.

Already in the nine months since the creation of Global Wealth Management we are seeing the difference that an organizational structure can have for our clients.

For example, our US coverage team partnered with a team in Europe to win the additional business from a US based client who is the majority shareholder, or owner, of a number of public and private businesses around the world.

The team showed them solutions and services that we simply weren't showing our US based clients in the past, and  the result has not only been a better experience for the client, but 250 million in NNM and nearly 2 million in fees for this year alone.

This is happening more and more every day and will only increase as we now operate as one global team.

Slide 20: Further drive operating leverage

Finally, we'll deliver incremental growth in the US by making the most of our client-focused, Advisor-centric operating model.

For us, the most important variable in achieving both profitability and efficiency is not headcount – it's the productivity of our Advisors.

So while we'll continue to selectively recruit to offset attrition and in a way that's prudent from an expense perspective…our model means that our Net New Money growth will come almost entirely from same-store Advisors, as we invest in their ability to acquire new clients and gain market share with existing relationships.

Our strategy no longer relies on weighing down our balance sheet with costly, multi-year recruitment expenses. Since 2010, when we originally set a range of 6500-7000 FAs, we've reduced our total number of Advisors while increasing our productivity.

We'll no longer target a specific FA headcount going forward.

Instead, we'll balance productivity and headcount to achieve profit and Net New Money growth, at a lower cost-income ratio.

One way we'll continue to boost productivity is by continuing to invest in digital tools that enhance the experience for clients and that improve the speed and effectiveness of Advisors, so they have more time to focus on growth.

We're also going to focus on creating more high-performing Advisor teams. The best teams include Advisors and specialists – anywhere from 5 to 50 people – with complementary skill sets so they can provide clients with a broad array of services and solutions.

And a team's built-in extended coverage means that Advisors can be more efficient with their time and can focus on business growth activities such as prospecting and meeting with existing clients.

Importantly, a team provides for a smooth transition of client relationships if an Advisor retires or leaves the industry.

Our Aspiring Legacy Financial Advisor program (ALFA) helps Advisors nearing the end of their careers to transition their books to growing FAs who have longer career paths in front of them.

What that naturally does is: 1. lower overall headcount, 2. increase the number of teams, 3. reduce client churn, and 4. increase productivity.

This is a good example of doing the right thing for clients, for Advisors and for our shareholders.

By leveraging our momentum and our differentiated US operating model, we're confident we can achieve our goals and further affirm the importance of the US market to our global ambitions.

Slide 21: LatAm – Deliver 10-15% PBT growth per annum

Next, let's talk about Latin America, where we see an opportunity to become #1 in the region.

Slide 22: LatAm is a sizeable opportunity for GWM

UBS is currently the second largest wealth manager in the region, by our own estimates.

And when you look at how LatAm wealth is distributed across booking centers, we expect to see continued growth of offshore assets booked in the US, as clients prefer it for both time zone and proximity reasons.

And UBS is the best positioned firm to take advantage of this opportunity.

Slide 23: Grow LatAm by gaining market share

Our performance overall in the past few years has been resilient, despite the impact that cross-border outflows has had in our key markets.

We're now focused on reinventing and reinvesting in the business, confronting some short-term headwinds, and capturing growth both offshore and on.

Our clients in Latin America will now benefit from a strong multi-shoring model and a globally coordinated client coverage team able to offer solutions out of multiple booking centers.

Slide 24: LatAm aims to deliver 10-15% PBT growth per annum

We feel confident in achieving the upper range of our 10-15% pre-tax profit goal as a result of a number of initiatives.

Prior to the creation of Global Wealth Management, we frequently saw internal competition for clients in Latin America, who could be served by Advisors working out of at least three different booking centers around the world.

This impacted the client experience and our ability to deliver all of UBS to our clients.

Now, we’ve put in place a referral and recognition program for Advisors that makes it clear we cover our clients with a joint coverage team regardless of where in the world they wish to book their assets, or where in the world the best solutions for are located.

And we make sure our Advisors are rewarded for that, which allows us to deliver a client value proposition that's booking center agnostic.

We're also focused on leveraging our product and technology capabilities from around the globe to deliver a deeper, more holistic client experience.

By executing on each of these, we're confident that we can deliver on our profit growth target in Latin America.

Martin Blessing

Slide 25: APAC – Deliver >15% PBT growth per annum

So, let's next take a look at Asia

Slide 26: Clear leader in Asia with a strong China footprint

We're proud to say that we are the largest wealth manager in APAC, with roughly 370 billion in invested assets.

This is a fast-growing region and we’re the fastest-growing firm.

In just two years, our invested assets increased by more than 80 billion – more than double that of any of our competitors.

As you can see on the slide, the largest share of this growth is driven by Greater China.

Slide 27: Strong performance and substantial investment

Our performance in APAC has been very encouraging.

Our pre-tax profit at the end of the third quarter grew by 9% per annum, while our invested assets increased by 11%.

Our cost-income ratio also improved. NNM volumes since 2014 have been strong. We have done a good job building momentum while also investing heavily in the growth of our business. On a per Advisor basis, our invested assets, operating income and profit have all gone up.

Slide 28: Strong growth – mainly offshore in the short/mid-term

In Asia, there are very attractive opportunities for our global business focused on the needs of Ultra clients.

According to our last Billionaires Report, which by the way will be published tomorrow, billionaires globally grew their wealth by 19 percent last year to almost nine trillion dollars.

In Asia, billionaire's grew their wealth by thirty two percent.

And consider these facts:

•          Twelve years ago, there were only 16 billionaires in China.

•          Today, out of just over 2,000 billionaires globally, 373 are Chinese.

•          Last year their wealth grew by 39 percent to more than 1 trillion dollars.

•          And China alone creates two billionaires a week

•          In APAC it's even three per week.

Most of Asia’s new billionaires and millionaires are entrepreneurs.

They are great at building businesses, but need advice on how to manage their wealth, and how to think about succession planning.

And that is where we can help them.

Asia is heavily concentrated on offshore investing, with the majority of assets booked in Hong Kong or Singapore. This is already a huge opportunity.

But much more wealth is held onshore, especially in China.

Onshore is roughly 8 to 10 times the size of the offshore pool – and mostly unmanaged.

As access opens to the onshore market in China, we will begin to realize the benefit of UBS's 50-year history in the region.

China onshore is not yet a large wealth management market but – for UBS – it is an important investment that will benefit our business and our shareholders in the long term.

UBS – across wealth management… asset management…and the IB - already has one of the most comprehensive set of licenses of any foreign bank.

But let me also be clear. In the short term, China is not where we will generate significant profits.  In China, you need to stay the course, you need to keep pushing, and most importantly you need to be patient.

In the medium term we expect to deliver our full, advisory-led offering, and we will also address the market through digital by exploring partnerships with Chinese technology firms.

Slide 29: Focus on NNM, lending and mandates

Looking ahead to 2021…

Across APAC, we are targeting Net New Money growth of around 5% per year.

We will continue to focus on increasing productivity but we are also hiring more advisors – around 25% more by 2021.

Having more Advisors and increasing advisor education will help drive new client acquisition.

And we will grow wallet share with existing clients by meeting more of their needs.

For example, in collaboration with the Investment Bank, we will expand our Lombard offer for top tier clients and deliver more bespoke lending for the Ultra segment.

We will deepen our existing relationships to drive recurring revenues.

We expect to deliver a five percentage point increase in mandate penetration driven by superior digital experience and support from additional product specialists.

Net new money, lending and mandates.

They will all contribute to APAC achieving its goal of at least 15% pre-tax profit growth per year by 2021.

Slide 30: EMEA – Deliver 5-10% PBT growth per annum

Now turning to EMEA…

Slide 31: Performance impacted by cross-border transformation

What we see in EMEA is a mature and steady source of earnings, though one that was impacted by our cross-border transformation, which is now complete.

Despite that, we delivered higher profitability as we tightly controlled costs, increased invested assets to now over half a trillion and generated solid Net New Money growth since 2014.

Slide 32: Future growth driven by EU domestic and CEEMEA

For UBS, this is not only an offshore business for clients from Europe and CEEMEA – we're also an established player in the major European markets domestically.

That gives us a unique position, despite increasing regulation for offshore businesses.

When you look at our footprint, we have three main businesses on the continent:

First, our international European business booked in Switzerland.

After several years of outflows largely due to cross-border issues, this business has now stabilized.

Second, our European domestic business is present in eight onshore markets in core European countries. This is an advantage for UBS over many of our peers.

And third, CEEMEA. Here we operate in 13 locations and offer clients comprehensive wealth management services and a choice of international booking centers.

Across all of EMEA, we will continue to focus on moving beyond investments and having more holistic client conversations.

Slides 33: We aim to achieve 5-10% PBT growth per annum

We aim to achieve 5-10% in PBT growth per year by growing revenues and staying efficient on costs.

Limited market access in Europe means we expect only modest growth in our International European business in the future.

However, the strength of our advisor capabilities and the depth and breadth of our Swiss-based offering will protect assets and gross margins in this area.

Our European domestic business is the largest and fastest growing part of our EMEA operations.

We aim to take advantage of those trends by onboarding additional locations onto our state of the art platform, Wealth Management Platform,  to more fully leverage our best capabilities and to give us greater scale.

This will allow us to compete with domestic champions.

And finally, CEEMEA. Here we will maximize synergies to accelerate topline growth.

Slide 34: Switzerland – Deliver 5-10% PBT growth per annum

This brings us to our home market.

Slide 35: Positive income and asset growth with leading profitability

We are the #1 bank in Switzerland with an unrivalled universal banking model, very well explained by Axel, built on truly utilizing the strength of our Group-wide capabilities.

Since 2014, pre-tax profit was stable, though impacted by the negative interest rate environment, while solid Net New Money growth helped invested assets to climb to 215 billion.

Our Cost-Income ratio is excellent, thanks to a state-of-the-art platform and a highly efficient operating model. In the future, this will also be available for our domestic EU locations.

Slide 36: Our ambition is 5-10% PBT growth per annum

Our Swiss business is highly profitable and operates in a mature wealth market. We expect it to generate annual PBT growth of roughly 5-10% over the coming years.

We see several attractive opportunities that will help us achieve this.

For example, payouts from pension funds are expected to be more than 50 billion between now and 2021.

We will be ready by doubling the number of UBS pension planners over the next three years. As the population ages, we will further strengthen our Family Banking offering for all generations to capture a large share of the roughly 150 billion in inheritable assets.

We also are setting ourselves up to make the most of client liquidity events, like the sale of a small or mid-sized company.

By 2021, we plan to hire 30% more Advisors focused on Entrepreneurs & Executives to capture part of that 65 billion opportunity.

And while we are doing all of this, we will increase the efficiency of our operating model through further digitization – especially by partnering with our colleagues from P&C banking.

Slide 37: UHNW – Deliver 4-6% NNM per annum

Let’s turn to our global Ultra business, actually a fascinating opportunity for Global Wealth Management.

Slide 38: UHNW delivers scalable and profitable growth

Here we've performed well and seen strong profit growth of 16% since 2016.

Our Cost-Income ratio has steadily improved to 70% which is lower than for Global Wealth Management as a whole, reflecting the scale and efficiency of this business.

Invested assets rose by 12% per year over that same period, driven by strong NNM.

And we want to capture a greater share of this highly attractive market while also growing our share-of-wallet by offering more institutional capabilities.

For example, we can give our Ultra clients asset-servicing, M&A advice or direct trading. That is what they expect from their wealth manager and that is what they get from UBS.

Slide 39: APAC and USA offer substantial growth opportunities

In APAC, EMEA and Switzerland, we are already the market leader in the Ultra High Net Worth segment.

In these regions, our focus is fully on capturing strong market growth rates – expected to be 13% per year overall, and even 17% in Asia.

This is a significant opportunity for UBS.

In these markets, 57% of our invested assets are from Ultra High Net Worth clients.

Look at the red box on the chart. Two-thirds of the assets in that 57% are from clients served by our dedicated Ultra unit, who are best-placed to deliver the full range of UBS capabilities.

In the US the picture is different. As mentioned earlier, the US has the highest number of individuals with 100 million or more, and while we have a relationship with 40% of these, our share of wallet is much lower than elsewhere.

This is a big opportunity for us, and we'll realize by enhancing our Ultra offering and coverage.

While 44% of our invested assets in the US are from Ultra High Net Worth clients, less than half of those are from clients served by our dedicated Ultra unit.

We now have both the opportunity and the ability to change that by giving these clients access to our full global capabilities and the opportunity to be served by specialist teams.

We’ve been doing this in Asia, EMEA and Switzerland for years. Our US Ultra clients will now have the same offering.

And more importantly, this is something that wouldn't have happened without the creation of Global Wealth Management.

Tom Naratil

Slide 40: US to support 4-6% UHNW NNM growth per annum

Globally, the goal for our Ultra business is to generate 4-6% Net New Money growth per year until 2021.

The key to achieving this is investing in the US.

To better support our FAs in serving existing Ultra High Net Worth clients and acquiring new ones, we'll take advantage of our differentiated product and service offering, enhanced by a team of Ultra High Net Worth specialists.

First, we'll expand our Global Family Office capabilities in the US. This is an important differentiator for UBS.

Our GFO is a coordinated global execution unit bringing together the skills of our Investment Bank, Asset Management business and Global Wealth Management.

It provides customized, institutional-style service to wealthy families and individuals seeking access to, or advice on, capital markets activities.

For example, they may want to list a company, borrow against complex private company positions, or make direct investments in IPOs or debt offerings.

Our plan includes hiring experienced professionals to further strengthen our US GFO team.

Second, we'll grow our Family Office Solutions Group in the US, targeting 100 million plus clients.

We're building a team of dedicated specialists to focus on providing these clients with more globally integrated solutions.

And finally, we're making changes to how we operate around the world, by incentivizing Advisors to work as a single, collaborative Global Wealth Management team.

And as we said earlier, we believe we can attract 100 billion in Net New Money and 70 billion of that within the next three years.

Slide 41: Leading global capabilities

Around the world, our businesses are supported by industry leading capabilities

Slide 42: Leverage scale of globally leading capabilities and solutions

Now the strength of Global Wealth Management is based on the strong personal relationships our Advisors have with their clients.

And the intellectual capital, products, services and technology that we deliver globally, helps to enhance the value of that relationship.

We see scale advantages in delivering these differentiators through our three global operating units.

First, our Chief Investment Office, which takes the analysis of roughly 200 investment specialists, providing 24 hour-a-day coverage, in 10 key financial hubs around the world, across all major asset classes, to create one concise investment outlook: the UBS House View.

This consolidated investment guidance is used by clients and Advisors to make both strategic and tactical asset allocation decisions.

Evaluating the global investment landscape through this dual lens – strategic and tactical – helps clients to maintain a well-diversified, risk-adjusted, long-term portfolio, while also taking advantage of short-term market opportunities.

Second, our Client Strategy Office, which deepens the firm's understanding of clients' needs, behaviors and preferences.

CSO insights like our quarterly global Investor Watch report are delivered to Advisors to help them more effectively respond to client needs… and to reposition, focus and market their practices.

Our new global CSO organization places resources where they make the most impact – closest to the client, at the regional and local level.

Our CSO client research shows that clients around the world want us to help them to answer three questions: What should our family do to maintain our lifestyle? What should our family do to improve our lifestyle in the future? And what should we do to improve the lives of others?

We help clients frame the answers to these questions through a goals-based approach focused on liquidity, longevity, and legacy.

We call this UBS Wealth Way, and it's how we're helping Advisors to reorient conversations with clients so they focus on the things that matter most to them while leading to deeper and stronger relationships.

The investment analysis and thought leadership of the CIO, and the client insights generated by the CSO, directly inform the work of the third global unit: our Investment Platforms & Solutions team.

IPS brings together the best intelligence and research from across our entire organization.

It converts that thinking into actionable investment solutions, including Global Wealth Management's flagship investment mandates, like our innovative Long Term Themes and Sustainable Investment offerings.

IPS also helps to make it more efficient for us to be able to access the best ideas in an open architecture environment while at the same time, identifying and delivering the unique strengths and capabilities that Asset Management and the Investment Bank can offer.

Slide 43: Mandates benefit clients and the firm

As you've heard throughout this presentation, mandates are a critical part of our global growth ambitions.

Our research shows that mandates offer a better investment experience for our clients, and a better return for our firm.

Over the past five years, 45% of traditional transactional accounts booked in Switzerland underperformed our mandate solutions with similar risk, while only 15% outperformed them.

The insights of the CIO team, the discipline of a professional portfolio manager, and the active risk monitoring of a managed account all combine to deliver better client outcomes.

It's not surprising then that we drove mandate growth of 9% per year since 2014.

Today, roughly a third of our AUM is in mandate solutions.

In some mature regions, it’s more. In Asia, it's less, and as Martin just outlined, that means we have a great opportunity. We expect to increase our overall penetration to more than 40% over next three years with a gross margin uplift of roughly 40 bps as assets transfer from transactional to discretionary.

Martin Blessing

Slide 44: Focus on NNM quality

Well, Net New Money continues to power Global Wealth Managements' progress.

We have a clear target to achieve 2-4% Net New Money growth over the coming three years.

As you saw, our Net New Money growth for the last two years was at the lower end of that range.

But that reflected our belief that quality of Net New Money can be more important than volumes.

So what do we mean by quality?

First, we want growth that's sustainable.

We also have an expectation that cash inflows will be deployed into investments 6-9 months, or even faster in the US

That's important, because in today's environment, deposits - especially in Euros and Swiss Francs - are a drag on profitability and consume capital.

We also think about quality in terms of where and how assets will be invested, based on regional differences and preferences.

Our inflows continue to be driven by APAC and, especially, the Ultra High Net Worth segment, which drives more than half of our Net New Money inflows.

That outsized share means that a small number of large inflows or of course also outflows can contribute to significant volatility in our Net New Money growth.

As a result, Net New Money on a quarterly basis can be quite lumpy. And you see that here with the diamonds on the chart.

So we feel it's important to understand Net New Money growth two ways.

First, we look at it on a rolling 12-month basis.

For us, it averages roughly 2.2% over the last four years.

And second, we focus on how we manage our Net New Money for sustained profit growth.

That means there are certain things we're doing to improve profitability and return on attributed equity, that can also result in a drag on Net New Money growth.

Our focus on economic profit is reflected in our targets.

And while we [edit: could] attract significant Net New Money at any time by paying for it, we recognize that ultimately it's a costly decision for shareholders.

So let me give you an example …

Last year we started charging for large, long-term, un-invested Euro-denominated deposits.

This led to outflows of almost 8 billion, but was actually P&L accretive.

These deposits had been sitting on our balance sheet at -60bps

Removing them allowed us to reduce the amount of high quality liquid assets we are required to hold under Basel III.

This, combined with a small benefit from the charge on remaining deposits meant we saw a positive impact on the P&L.

Additionally in the US, we are focused on organic growth rather than paying significant multiples of 12-month revenue to recruit Advisors to bring in Net New Money.

And, we're reviewing our corporate relationships to ensure we are properly compensated for the services we provide.  For example, in our U.S. stock plan business.

Our managers have the discipline to review the economic profit of our clients.

This helps them ensure that we are properly balancing the total cost of serving clients, including the cost of capital, with the revenues that we earn.

Slide 45: Lending and deposit strategy to drive shareholder return

We have seen substantial growth in lending in past years, and our future growth plans require further balance sheet deployment, and Kirt has mentioned this this morning already.

We are comfortable that we have sufficient financial resources to create the growth we need, and to earn attractive returns on equity.

Since 2014, we've steadily grown our loan volumes through offerings like mortgages and Lombard lending with APAC, the Americas and Ultra each delivering double-digit growth.

LRD has grown by 1% per year, and we expect that to accelerate to roughly 10% annually in the coming years.

Our credit risk RWAs have also grown, and we expect this to continue as we execute our plans.

As we look to strengthen our lending penetration, we'll be partnering even more with our Investment Bank  particularly around structured lending as well as introducing new lending products in the US specifically designed to meet the needs of targeted client segments, like for example entrepreneurs.

Tom Naratil

Slide 46: Scalable operating model and platform

Critical to our success is building a consistent and scalable operating model supported by two state-of-the-art platforms.

Slide 47: Creating WMAP and converging to WMP outside the US

By 2025, we'll streamline our systems, by either leveraging or introducing technology that keeps us on the industry's leading edge.

We'll serve our clients from two platforms:

First, in the US, we're creating our state-of-the-art Wealth Management Americas Platform, which will help us to deliver our organic growth objectives in the US and the services our clients and Advisors require.

As Sabine mentioned earlier this morning, we're commencing a multi-year initiative with Broadridge, a leading provider of technology-driven solutions to financial services firms.

This effort will reimagine the Advisor workstation with new and intuitive tools to assess clients' needs, advise on goals-based strategies, and actively manage assets across multiple portfolios.

We expect this offering to be delivered through a scalable industry utility that will power our back office with robust and durable capabilities, streamlined processes and more real-time data.

We see two sustainable benefits of creating this platform. First, it'll enable our Advisors to improve their productivity, grow their businesses and drive Net New Money. And second, we expect to realize significant cost savings by participating in a scalable industry utility.

Now let me give you an example of how that will work.

There's a new regulatory initiative in the US called the Consolidated Audit Trail, or CAT, that will cost us USD 15 million in technology build over the next two years in order to comply.

In the future, because of our ability to leverage a shared utility, the exact same initiative would only cost us USD 2 million – now that's an 87% savings.

Outside the US, we're focusing on converging to a single platform by 2025.

We've already made significant investments bringing Switzerland, Germany, Hong Kong and Singapore onto the same platform.

In fact, the vast majority – 79% – of invested assets booked outside the US are already on the same platform.

But today, we still have 13 IT platforms across EMEA and Asia – the legacy of past acquisitions and business integrations.

The immediate priorities for the coming years are on-boarding Italy and Taiwan, with additional locations added after that.

And although integrating onto a single platform is not a feasible option, we will, however, adapt our best in class applications from around the globe wherever possible. Asset Wizard is a great example. This is a digital solution, developed and used in Switzerland, that lets clients consolidate, monitor and analyze their bankable and non-bankable assets at the click of a mouse, giving them a full view of their total wealth on a daily basis.

Following its launch in the US in 2019, Asset Wizard will be rolled out to all Global Wealth Management regions.

China onshore will be an exception to the two major platforms.

As we build out our onshore China client offering, we'll develop a separate and distinct platform leveraging the best third party components, applications and partners.

Slide 48: Continuous investment in innovation

We're really excited about the investments that we've made in technology in recent years, as well as the ones we're going to be making in the future.

At the Tech Expo upstairs we have kiosks for you to experience and engage with a number of these new tools during our breaks or tonight over drinks.

What you'll see are some of our latest offerings to improve the experiences of clients and the experiences of Advisors, enhance our digital advice and investment capabilities and drive business growth.

For example, take a look at the pilot of our new social media tool in the US. We found that FAs using this new social media tool can generate about 3.4 million more in NNM per year, versus those who don’t use social media.

There are a number of other great examples upstairs – some already deployed, others still in the development pipeline – so we encourage you to stop by.

Slide 49: We intend to deliver at the upper end of our growth targets

The targets we've set for ourselves are ambitious and achievable, because we're committed to collaboration and disciplined execution.

By 2021, we aim for a 500 bps improvement in our cost/income ratio to 70%.

3-4% NNM growth. That means adding 1-2 billion of NNM every week.

And PBT growth of 13-15% per year.

Slide 50: Key messages

We're in a strong position in a great industry.

Global Wealth Management has created some cost efficiencies, but more importantly – it's given us the platform to pursue and capture the ambitious growth opportunities that we see.

And we're making the significant investments we need – in our people and in our technology – to be able to deliver on all of our financial targets.

So with that, we'll say thank you, and we're happy to take any questions.

Q&A

Caroline P. Stewart

So who's got some questions for Tom and Martin then?

Andrew Coombs, Citi

Just one question to clarify and then a broader question on the targets you have set by region. So the first question on the slide 43, thank you very much for the average gross margin split that’s extremely useful. I just wanted to clarify where advisory mandates sit within this so is the mandates blend of advisory and discretionary, and if so could you possibly split those two out both in terms of the invested asset split and also the margin?

The second question would be just a more broader based question, coming back to slide 13, where you gave a use breakdown of the regional targets, just trying to understand why you have decided on a PBT growth target for all of the regions with the exception of the US, where you are focusing on a margin target, and also given that you are focusing on 10 to 15 for a Global Wealth Management overall, if we try to back it out, it looks like 15 to 20% growth for the US, is that broadly right?

Tom Naratil

So Andy, maybe I’ll take the second question and then maybe Martin you want to do the first one? We were thinking about the margins in the US and we were talking about it, performing well as you saw in the historicals, on the PBT growth, but we weren’t really seeing the type of acceleration that we wanted to see in the improvement in the C/I ratio, so we thought it was a better way to focus the management team on, it’s not just going to be growth, we wanted to make sure we were making the continuous improvements in margin, and that also forced the team to think a bit more about well how do you get there? And it really required us to again accelerate in places where we had been successful, so accelerate the growth that we had been seeing in mandate penetration, accelerate the growth that we had been seeing in lending penetration, through more new product introductions and then in the Ultra space really focus on bringing very quickly on board the benefits of the expertise products and services that we had outside the US for a delivery into the US client base, so we just thought, Martin and I in terms of talking about it, we thought it was a better to make sure the management team was focused on the critical things we wanted to accomplish.

Martin Blessing

Andy, regarding the different margins our mandates business here is a combination of discretionary mandates and advisory mandates, discretionary mandates tend to be at the upper or a bit above the upper end of the mid-range, and advisory are priced lower.

Andrew Coombs, Citi

Just a couple of follow ups then on the first one, could I just confirm it is the implicit growth number is 15% to 20% I think in backing it out for the US? Or would you rather avoid that?

Tom Naratil

That was my old job to check your calculations, so you can do that on your own.

Andrew Coombs, Citi

Ok, so my maths isn’t as good as Andy’s.

And then on the margin point you talked a lot about increasing mandate penetration as a whole, away from execution only, is there also an opportunity to move from advisory to discretionary within that?

Martin Blessing

We also tried that but if you look here at the difference on slide 43, getting it from a non-contracted into a contracted is the bigger step in terms of margin.

Benjamin Goy, Deutsche Bank

Yes thank you. Two questions please on one of the first slides in the morning, you mentioned roughly 50 to 60m is 1% of equity return and your base assumption is 7 to 9% equity market performance per year, so I’m just wondering how much is the number for GWM? And I guess in times like these, the question is more to the downside so how much opportunity you have to have to manage your costs base in case your assumptions fall short?

And then the second is, on the net interest income in GWM, essentially you are ready to increase your loan growth by up to 5 times the last period to reach the same net interest income growth. Just wondering what that does imply about your deposit beta assumptions and shift to money market funds?

Martin Blessing

I think in the end you are saying ‘what will you do when the market doesn’t perform?’ And we showed you on one of our slides that of course market performance is an important part of our future profitability. Let me answer that way, of course you have to plan, you can’t plan a downside scenario and so you have to plan in the environment and with the forwards we have, but rest assured that Tom and I we are long enough in the business to have seen short cycles and longer cycles, and we know that if something in the market which easily turns very negative, you have to do other measures and then look at additional things you can do, especially as you mentioned on the cost side to offset that, but of course the blend you see here has baked in a certain market performance as we have shown I think on slide 7 and 8 of our presentation.

Tom Naratil

In terms of your question Benjamin on net interest income, thinking about that we have actually modelled deposit beta as higher than we have seen in the past because they have seemed almost overly friendly in the US, you know deposit beta in the last hike this quarter you know, probably are closer to about 15%. Now some of this is balancing volume vs rate to try to maximize profitability. One thing just to point out, when Kirt was talking about deposit flows earlier this morning, the majority, the deposit flows that we saw, were mostly initiated by us to move clients out of sweep deposits and into money market funds not client decisions to move out. The other thing I would mention a bit more, there is a certain limit that you want to place on the amount of model duration that you want to take, so if you are taking overnight sweeps you are modelling out duration and then you have got the model risk associated with that. Kirt also mentioned earlier that we are up to 3 odd billion in CDs on the balance sheet we are putting more contractual direction to give us a better asset and liability mat so…

Now we think deposit beta will move higher, that’s what we’ve modelled in the assumptions we have had here, if we see more beneficial ones like we have seen in the recent past, then it would be a better result but I don’t think that is likely.

Benjamin Goy, Deutsche Bank

So ok to follow up quickly here, so you wouldn’t give a specific number anymore on the deposit beta for example?

Tom Naratil

I wouldn’t give you the model but I mean you could look at historicals. You know historicals run closer to about 50% in the earlier stages of an interest rate hiking cycle by the Fed, and they start to move towards 65 to 75 at the end of the cycle. So some of this is ‘where do you think we are, and where do you think we are going? And so far the industry has had relatively good discipline but I don’t think that should be the way we run our planning processes, we’ve been I think conservative in the way that we looked at it.

Jeremy Sigee, Exane BNP Paribas

Two related questions on cost, and these follow on from what has been discussed already. So the first one: I got a little bit lost, you were talking about gross costs saves some of which gets reinvested, is the reinvestment that you had in mind the advisor expansion in some areas, and costs associated with volume being bigger, because of your revenue targets? And as specific adjunct to that you talk about technology spend, obviously at a group level the technology budget is flat, so when you talk about extra spend, are you talking about extra spend within an unchanged budget? Or are you talking about costs go up because within wealth management you are spending more on costs on IT?

Martin Blessing

Well on the costs, what we are reinvested yes, is for example advisory expansion i.e. I mentioned that we wanted to grow our advisory force by about 25% in Asia and of course there is always some support specialists and others around that. And on the technology side we mentioned that, Tom mentioned two large initiatives, one is the US platform which we are renovating together with Broadridge. The other is basically moving the next markets onto our wealth management platform, Taiwan and Italy, these are significant investments, but we will do that in the overall investment technology  spend of the group, so that is not a huge increase in the overall technology spend that we are seeing in our division.

Tom Naratil

I just wanted to add one more thing to what Martin said. I think what you see as we sort of roll down the biggest parts of the rollout of the wealth management platform, we were able to say ‘what could we do with the chunk of investment that we’d been using and that’s when we decided to roll that into the US platform. So it is a 600m cumulative spend over the course of 3 years, you could say we had the choice to just let it roll off, you know, our view was we reinvest to modernize the US platform.

Anke Reingen, RBC

Thank you. Yes so on your 10 to 15% pretax profit growth can you please talk a bit more in terms of the assumptions for gross margins - so the initiatives taken on lending and mandates, do you think you will be able to keep the gross margins stable? I mean obviously ignoring the transaction part. And then also do you assume anything for markets and FX effects in your PBT growth? And then maybe secondly: how in practice does it work if two people manage such large divisions, so how does it work in practice? Do you have a matrix or..? Thank you.

Martin Blessing

First we always have to align – so Tom do you want to take the first question?

Tom Naratil

Oh gladly, I would gladly take the first question. So if you think about what we are doing on the profit growth and think about assumptions on gross margins it is a relatively modest assumption of an upticking gross margin. Which makes some sense if you think about in the US, we have new product introductions in the lending business. They are on the same invested asset base, so we are seeing an uplift there. We do think the transactional activity that we are seeing in the third quarter for example, is not the transactional activity we would see in a more normalized environment so that’s a second piece.

Very specifically if you look at advice advantage which we have upstairs which is the affluent, digital advice offering, that is priced at a couple of basis points premium to our average ROA currently so anything that we move into that it is going to be ROA accretive.

So I think as we look at it, again, I don’t think we were overly optimistic on gross margin expansion, it was really quite mechanical in terms of looking at the profits and maybe Martin I'll also do the market assumption once since it ties into that one.

It’s the same as what Kirt said on page 4, we don’t have different assumptions for global wealth management than we do for the rest of the group, it’s the same assumptions on implied forwards and interest rates and the MSCI world at 7% per annum.

Martin Blessing

If you go back into our presentation on page 8, you see that we are saying that roughly 50% of the operating income growth is based in the assumptions on market factors, page 8.

Now how does it work if two people manage such a large business? As you rightly assumed, we have basically designed who does what, more or less alone, and what do we do together. So on a global scale, Tom is taking care more of the Americas, i.e. the US and Latin America, I’m focusing more on Europe and Asia, so that gives us a couple of hours of sleep per night so that you don’t have to go 24/7.

Then we have a couple of businesses or a unit that we manage jointly for example the Ultra business because there we have to constantly see with these global clients who does what because we have a lot of clients across the regions, and additionally then the three things that Tom explained, our Chief Investment Office, our client strategy office and our investments Platform Solutions, we are taking care of together to design the content and the delivery and the products jointly and the same is true for the COO in our business. And actually good coordination so it works fine.

Tom Naratil

If I could add a couple of points, maybe I’ll tell a little story, after Sergio had said to Martin and me, ‘you know look, here’s what we are thinking about, what do you guys think?’, and we discussed it, we got together, we were both on holiday, Martin was in Austria skiing, I was in Vermont skiing, and we talked at the beginning of the day and we said how should we define what we do separately? How should we define what we both are needed to do, and how should we define for people what either of us is to do? Martin was going out to ski, I think he was on his lunch break, so I scratched down on a little PDF and shot it over to him and by the time I came back, he had a couple of marks on it, I cleaned it up and then we sent it over to Sergio and by the time I was having breakfast the next morning before going out to ski, we had all agreed this was the way we were going to run Global Wealth Management.

So one sheet of paper, one day, so I think we were very pragmatic in terms of how we thought about it, and we have been very pragmatic in terms of how we run it.

Jacques-Henri Gaulard, Kepler Cheuvreux

Thank you Caroline. As much as I would love to put 10 to 15% profit growth in my estimates, in the past it has been tough, we haven’t gotten there so I'm trying to find a way to be sure this time how really you are going to make it and intuitively the best protection is actually the geographic mix where you have two thirds of your assets in Asia and the US and that should really solve it. Would you agree with that?

Tom Naratil

Jacques-Henri maybe I will give a quick comment on it. I think one of the reasons we try to give so much detail on the different levers that we are pulling I think it helps you to have a more contemporaneous  view of how we are doing in the course of executing other than just looking at the resulting factor. It’s a lot about how we think we are going to do that. I would say that we certainly agree with you that geographical diversification we believe is a huge advantage.

Martin Blessing

I think the other thing you had to remember and we touch on it in our presentation is that we saw some significant headwinds over the last period which we won’t see or which have reduced, especially our early adoption of cross border managing and to manage the 70 billion outflows you saw, and so on. This stuff is done and I think we are in a better environment.

Jernej Omahen, Goldman Sachs

I have a question. I think you presented a very compelling case for why global wealth management is a fully scalable type of business right? And the question that I have  is, if indeed it is fully scalable, as I would say intuitively it should be, why is the Cost/Income ratio of UBS higher in your wealth management operation compared to any entities which are a tenth of your size?

Tom Naratil

It is the higher percentage of the US portion of the business. If you look at where we target the cost income ratio, in the US business, it is roughly in line with the firm’s. You know they probably have about double the asset base that we have so I think that that model automatically is giving you a higher cost income ratio as part of that. So it is that 51% US mix that will probably grow to the mid to high fifties as time goes on.

Jernej Omahen, Goldman Sachs

I thought that part of your answer would be that the portion of allocated costs to wealth management from the group level is quite high. And if I am not mistaken I think you have said previously that it is around a third of the total.

Tom Naratil

No look, I do think, and Sabine covered this in her presentation, I do think that one of the benefits, to Jacque Henri's question, of geographic diversification and the other side of that is you are operating in multiple jurisdictions. And there are certain things from a legal entity standpoint that result in some extra costs in terms of complying with different regulatory regimes, or different legal entity structures you need to set up. I think though that what we have done in terms of the move that we have made to push out more of the equity and more of the corporate center costs directly out to the divisions certainly heightens the focus of the management on how can we from a front to back basis look to try to optimize on some of those costs but I wouldn’t say that there is an excess of center costs, I think we are allocated the costs that we incur, and it is up to us to figure out how we can run our businesses better.

Giulia Miotto, Morgan Stanley

Thank you. Slide 47, I just want to go back to the two platforms. So it would seem to me that it would be logical to have just one global platform. That could lead to some increased cost savings. So I am wondering why you have decided to go for different platforms in different places, and given that this is the case, do you have a centralized view of your customers? So we won’t have any problems when it comes to money laundering and this type of thing that we hear from some of your competitors? And then secondly, the stats that you quote on China are of course very compelling so I would be inclined to think that onshore China would be a very big opportunity maybe 3 or 5 years down the line, but it seemed to me that you were downplaying it, so why is that? Thank you.

Tom Naratil

I’ll take the first one. So on the one versus two platforms, we evaluated it, and one of the things we have to remember, is we are running an integrated group so part of what you are thinking is in running our business of global wealth management do we get more synergies geographically in global wealth management, or can we find more synergies in the cost structure by looking at the Investment Banking or Asset Management or on a regional or country basis? Our clearance and settlement systems in the US are highly integrated – it is not like you have wealth management clearing and settlement then IB clearing and settlement, we have one clearing and settlement so some of your largest costs are already put together as a group. As we evaluated this what we found was, let’s use the industry utility because what we think one of the biggest costs that we have in the US is regulatory, you saw on Sabine’s slide earlier this morning 76% increase in the past few years in risk and regulatory costs so for us finding a way for us to mutualize those costs in the US was a very good way for evaluating this project.

The other thing that we also thought about quite heavily was, I think you see it in the Tech expo upstairs, we have got the two advisor work stations, two guys standing next to each other, it is not the first time they’ve talked. They talk about how do we take that new app that you just put in there, how do we get that from that platform to this platform, so we can knock one off? So that app optimization I mentioned in my remarks is the place where we will be going from 2 to 1, there will only be one type of thing. But if you look at the core operating platform which gets more into the back office we found that there were better synergies in the US with the IB quite frankly.

Martin Blessing

So Giulia yes as we said the onshore China, it is a big market, it is a market which is heavily dominated by the domestic players, it is heavily regulated also for non-domestic players. As we said we have the most comprehensive set of licenses. Just a couple of weeks ago got an important license for our Beijing branch and now we need to expand the offering there because you just can’t just take an international offering that you have and sell it in onshore China due to capital controls so you have to basically set up a lot of infrastructure upfront and that needs to be tested with the regulator, with the authorities so it takes a long while to get there and while we believe this is a huge opportunity in the long term we also want to be cautious and say ‘listen, this needs a lot of upfront investment to get there' and that is why we have phrased it that way.

Anonymous

I see the logic that you are going to go more and more integrated. But the world is becoming more and more fragmented, and in particular as the more and more as the dollar gets used more and more as an instrument of foreign policy, with your big markets being China and the US, do you think at some stage within your three year plan you will have to make a choice of being in the dollar system and being in China? And how do you think about that risk in general?

Tom Naratil

That’s not our base case and not the base case of the firm in terms of in terms of evaluating the trade conflict at this point in time and I would say I think  as much as it may seem that things are fragmenting, it’s just highlighting the frictions of a highly integrated system. So over time, if you look at our business and talk to clients, whether Martin is visiting clients in the US or I am visiting clients in Asia, or Europe, they have the same desires for their families and the same desires in terms of improving society.. There are a lot more communalities. That is our base case assumption, if our base case is wrong…

Martin Blessing

APAC business is not only onshore China, we have a business in Japan, in Taiwan, we have also domestic business in Hong Kong, a domestic business in Singapore, we have offshore businesses from Thailand, from Malaysia, from Indonesia, from the Philippines, so a lot of money in Asia is coming from different sources, yes, of course we also have a significant offshore Chinese business and we hope to grow a domestic one, but a lot of that business that offshore business in the different locations, coming from the different markets is also based in dollar. So I am also not seeing that as a conflict in the current situation.

Nicholas Watts, Redburn

I have two questions. The first one, that is quite a large ambition that you have set for the US Ultra High Net Worth segment, looking to grow to seventy billion over three years. Given the nature of client relationships and the client advisor relationships in the US, will that entail selective hiring to try and drive that or is it something where you can think the strength of the UBS brand and product set you can just drop into that client base? And the second question is around the [edit: Broadridge] deal – given the track record of large scale IT changes in the US, are challenging, could you talk about the time frame for that and given that you have to tell 1000 client advisors they have a new system coming, how are you actually managing that process? Thank you.

Tom Naratil

So on the second one we obviously communicated with our financial advisors on this one or we are communicating right now about that, I would say that our advisors have obviously given us a lot of feedback about some of the improvements they would like to see in the system, and the way we approach things. I think they will find a lot of the things that were discussed as we roll out the Broadridge deal to them they will see in what we have designed with Broadridge so I think they will find it worth the wait. It is something that is a multiyear process with some stage deployments, but it is really about 3 years for us to fully get that out. And if you think about it, it is similar to what we had with the wealth management platform outside the US in terms of scope and size of work to do that. But it will be something that will make the lives of our advisors and the lives of our client services associates much simpler. It will improve productivity and will make it easier for them to serve their clients so I think they will be quite pleased with it.

Going back to your point on the Ultra segment, will there be some selective hiring? I think that when we announced Global Wealth Management, the segment in which we had the highest uptake in inbound calls from advisors who wanted to start talking about joining our firm was from the ultra segment because they know it is an offering they cannot get any place in the US where they would work at a competitor. So I think some of the things we have talked about today I'm sure our managers will go out and talk to some of the people they've been talking to about what our plans are. And I think they will find that attractive. Some of the places where as mentioned before Nick, is in the support teams to help advisors deliver. So for example on the GFO team, on the family office solutions group, and then something like Asset Wizard, which you might have seen upstairs that is something that based on our advisor feedback we are rolling out to them, at the beginning of 2019, which is something which helps you aggregate  more assets to the firm, so selective hiring is the right word, not a binge.

Caroline P. Stewart

I can see the Swiss members tapping their watches because we are running slightly over time. Your questions are very important so let’s continue them over coffee with Tom and Martin and come back at 4 o clock.

GWM & IB – A value-based partnership

Piero Novelli

Slide 2 – GFO – Global Family Office

Good afternoon to everyone and welcome to our partnership collaboration short session. We hope to give you more evidence and facts as to the areas how and why we collaborate so much more now between the divisions. I’ll introduce myself briefly, since we are spending more time together a bit later on, I’m Piero Novelli, Co-President of the Investment Bank of UBS. Our two divisions, Global Wealth Management and the Investment Bank work together very closely on some of our best client relationships globally, that we carefully select when can we detect and see that they are indeed significant cross-divisional business opportunities that we would not be able to capture on our own. This is a good source for us of incremental revenue and incremental business that we have nurtured over time, and it’s a joint venture that is growing quite fast. Specifically, we would like to discuss with you the Global Family Office which is this joint venture that it is growing fast and it is highly successful. I have experienced this myself directly in my previous job, I was running global M&A, for five years, and I banked two important GFO clients, generating with them a very significant M&A and equity capital markets fees that very frankly the Investment Bank would have never seen without this joint venture with our Wealth Management colleagues. So I have seen directly the value of this joint venture and how you can unlock significant revenues through this partnership.

The GFO was set up, GFO - Global Family Office we use too many acronyms I am told and we do indeed, was set up in 2011, to serve a very selected group of important clients that have certain specific characteristics, that can give rise and trigger additional incremental business for UBS. And we decided to provide a multi-touch-point, cross divisional coverage on a consistent basis to enhance this strategic dialogue by both divisions with this selected group of clients.

Since inception, the GFO has experienced quite a nice smooth growth of revenues and market share as you can see with some of data on the chart. Year to date the GFO is up 22% in terms of revenues relative to year-to-date 2017. Also you can see statistics which show the clients that were onboarded into the GFO in 2014 over a four year period have approximately doubled their revenues. Two thirds of these revenues are coming indeed from the Investment Bank and again this is incremental business for UBS that neither division could successfully capture on our own. And it is a broad ranging stream of revenues and products that with which we can serve these clients. These clients have certain characteristics, as mentioned before. They tend to be highly active in trading, they tend to control companies, often publicly traded that we can assist with M&A advisory, underwriting, financing services, and all sorts of other products that the IB can serve and assist with.

So again, we see this as a tremendous opportunity for our respective divisions.  It’s become a great source of collaboration. Martin and I are more and more so are pitching to each other’s clients, on important business opportunities, and I see that happening more often between to two of us and with our colleagues in our teams, I know that this partnership is working really well, I see cross-divisional pitches to all important clients on important opportunities.

With that I will pass you on to Martin to share with you guys a few stories so you can get a more tangible feeling of the opportunity that we can capture together.

Martin Blessing

Piero, yes thanks a lot, as Piero said, a lot of our clients in this Global Family Office, we acquire them in the Wealth Management but we then, when they are larger, we often see that they have more institutional-like needs, that we in UBS have the capability in the whole group, especially in the Investment Bank but also partly in Asset Management, and so to help them even more than we only could in Global Wealth Management. So let me give you a couple of examples:

For example, we have one Eastern European billionaire – I think he is since 2016 with us, he became a client of our GFO joint venture, so with the dedicated team, they introduced him to the IB, he got onboarded on a couple of platforms, for example FX, Equity, aircraft financing, and he did a lot of new deals with us and within three years, his revenues tripled. So a great success story for us.

Second example, for example, we have a family office which basically in Luxembourg runs their own Algo-Trading fund and we also introduced them through our GFO offering to the IB, onboarded them on different IB platforms, so that today, their whole FX and equity flow all goes to UBS. In the five years they are now in this GFO covering, their revenues went up by six times. So by just combining this.

But we also have examples in the US and as you heard earlier Tom and myself talking about it, we want to introduce more of this GFO offering also in the US. We are already there but we are not as penetrated with the GFO offerings in the US as we are for example in EMEA. There for example, Tom introduced the GFO office to a mid-Western family, diverse family that was thinking about consolidating their business, which I think they were doing with about 10 regional banks. They were looking for a bank that was able to offer them a consolidated service, but also help them expand their business to Europe, and also talk about family and succession planning. So we basically assembled a team, an international team with the GFO, Investment Banking clients we offered them the solution. They basically were able to consolidate with us. This brought us about 110 million net new money, significant revenues and a lot of opportunities because we also introduced them to our European team so that they can now do what they wanted; i.e. invest more into Europe directly.

So these three examples show you that if we bring together the know-how of our IB colleagues with the relationships we have in Wealth Management, and expand from a purely wealth management business into a more Institutional type business we will really have a lot of opportunity in the bank to move forward, and we see one of the biggest opportunity for that with our GFO clients in Asia, and nobody is better equipped to talk about how we can expand that it Asia than Kathy Shih, our President for the APAC region – Kathy.

Kathryn Shih

Slide 3 – Working in partnership in APAC

Thank you Martin. Collaboration is at the core of what we do in Asia Pacific. We create a competitive advantage by working very closely together, across different businesses and across geographies. Our Asian clients are quite unique, because a lot of them control big businesses. And you heard earlier from Martin in his presentation that every week, three new billionaires are being created in Asia Pacific and two new billionaires are being created in China. So with this we actually bank about 60% of the billionaires in Asia Pacific. This is a very unique position for us, because these billionaires and these business owners – for them, the business that they have is very close to their heart. So it is very important for a wealth manager to be able to address that need.

So we train our client advisors by the CCS department, we train them on sector, we train them on each tech sector, we train them on the tech sector, you know, other investment sectors so that our client advisors are relevant to our entrepreneurial clients. This is quite important for us. The other tool that we do to get our two businesses working much more closely together, the Investment Bank and Wealth Management, is by looking at our top 100 clients and this is even across to Asset Management. So with our top 100 clients in Asia Pacific, we actually know how much they deal with each of our divisions, who in each of our divisions they deal with in APAC and globally. So we focus a lot on these top clients so we can increase our share of wallet. So across the region, we do a lot of working across divisions and sometimes it is about helping the Chinese client find an acquisition in Europe, or it’s about succession planning with Wealth Management clients, or it might be to help a Chinese new technology IPO, and this one, Piero is going to talk about. So just to sum up, in APAC we do a lot to collaborate and to bring our clients across different divisions and different geographies.

Martin Blessing

So Kathy, you have been thirty years in the region, you have built Wealth Management in Asia, to a great success. Would this have been possible without the IB to support it?

Kathryn Shih

In fact, having the top Wealth Manager, it is actually very important to have a leading investment bank, it is not just a nice to have. Because a lot of the wealth is created from IPOs. So it is actually very synergistic, so I think Piero is going to tell us about the IPO situation.

Piero Novelli

Thank you Kathy, thank you Martin. APAC is indeed for us the gold standard of how you partner and how you collaborate among the Investment Bank and Wealth Management divisions, partly because of the structure of the economy and the secular trends you have heard earlier today. As a result, there are so many examples of successful partnerships between Wealth and Investment bank that have resulted in great outcomes of our clients. I will mention two specifically, two examples. One, a consumer healthcare company, family-owned and family-controlled, whereby the family had decided that because of generational changes and changes in succession plan, they would like to monetize from their strategic holdings in their company, and eventually plan for this succession, in hedging and portfolio management the proceeds from the sale. This was indeed a cross-referral from Wealth Management to the IB, we did not know this client at all. As a result of this collaboration and partnership, we did secure the sole advisory mandate for the exclusive sale of the company. We executed that successfully, forming a consortium of investors that ultimately bought the business, advising the clients throughout on the M&A process. As a result of that, our colleagues in Wealth Management got to manage the proceeds, continue their advisory on portfolio management, as well as providing hedging on the sale proceeds; so overall, it was a great success for us and again another example of business that we would have never transacted in the IB had there not been for the partnership with Wealth Management.

The second example and last that I mention, (and both of them have actually happened in the last six months, so they are very recent) was the second-largest internet IPO from China into the US, which was again a relationship from our Wealth Management, whereby we all collaborated really well between CCS, ICS, the Public side, the Private side, and Wealth in trying to secure the joint global coordinator and joint book-runner for this IPO. And it was a very successful collaboration that enhanced also the prospects for distribution, it was CCS, Sales, Syndicate as well as Wealth, helping on the distribution, that rendered this transaction generally very successful for all of us.

So we hope that these few examples you have heard from all of us substantiate and give you further evidence for the reasons why we feel so bullish about this joint venture, which again, those results you have seen belong primarily to the EMEA region, which is the majority of the clients onboarded right now, but clearly as you have heard today there are clear plans to expand this and roll that out to the US and APAC, so that is why we feel so confident that this will provide a good engine for us for growth for us going forward.

Investment Bank

Piero Novelli

Hello again Ladies and Gentlemen.  It’s the same guy as before!  It’s cost efficiencies.

Thank you very much for your time this afternoon and we hope has been an informative day and interesting for you so far.  Welcome to the final presentation, which is the presentation of the Investment Bank of UBS.

I am very pleased to have the opportunity to take you through the strategy of our Investment Bank today, alongside my colleague Rob.

As we have just taken on these new roles, both of us, Rob and I will introduce ourselves briefly.

I re-joined UBS in 2013 to look after the global M&A, having managed M&A businesses for more than a decade.

We have had a very good year so far in M&A, as I’m sure you have seen from the Q3 results, and so I am excited to leverage this success from the privileged position working with Rob to co-run the Investment Bank of UBS.

Rob Karofsky

Thank you, Piero, and to echo your words, it's truly an honour and privilege to be here and thank you all for your time and attention.  I realise it’s been a long day.

I've been running our Global Equities business since 2014, and I’ve been driving optimisation and innovation as we transitioned into a MiFID II world.

I am quite confident that the Equities business is in great shape and in the hands of an excellent and experienced team.

So we’re going to take you through what the Investment Bank has achieved, we’re going to talk about our strategy and our growth plans, building on the progress made to date.

Slide 2 – Key messages

So we’d like to leave you with three key messages today.

One – our model is truly unique: it works for us, it works for our clients and it works for our shareholders. We are committed to our existing strategy and our mandate is quite clear.

Two – our Investment Bank focuses on areas of excellence where we can win, enabling us to deliver best-in-class services for our institutional and corporate clients, as well as across Group.

To truly add value to Global Wealth Management clients, P&C, and Asset Management clients, the Investment Bank needs to be highly competitive; therefore, we are unwavering in our focus to continue on our path of playing in the areas where we can succeed.

Third – we would like to underline our commitment to controlling and optimising resources.

Our growth plan is driven by our capital-light Advisory & Execution businesses, which only require limited incremental balance sheet to grow.

We can deliver disciplined growth while accelerating on our path to becoming a digital Investment Bank, which is a key part of our offering.

And we’re going to tell you a little bit more about that later.

Piero Novelli

Slide 3 – Our mix differs to peers

So let’s start with the shape of our Investment Bank.

This slide shows clearly how our capital-light model makes us different to peers, in terms of both business and geographic mix.

Firstly, as you can see, we are overweight Equities, where we have scale in each one of the products.

Within the Foreign Exchange, Rates & Credit business, we are clearly overweight FX, as you know well.

Secondly, our model in FRC means lower volatility in revenues and returns.

When credit spreads tighten, our Fixed Income-heavy peers have the potential for larger revenue upside, but in more adverse market conditions, our liquid and capital-light FRC model should outperform - in terms of returns.

Thirdly, within IBD, as you can clearly see from the slide, we have a lower weighting than our peers in Leveraged Finance revenues.  This is a result of our lower risk appetite at this point in the cycle, and importantly, a disciplined focus on businesses where the risk-adjusted return exceeds our target rate.

Geographically, our mix is balanced, with an exposure that is relatively higher to APAC, and lower to the Americas compared to peers.

This gives us a unique balance and truly global footprint from which to operate successfully.

We are more resilient to external market shocks given our lower inventory and relatively high balance sheet velocity.

What matters the most is that our Investment Bank is the right size for our clients, our shareholders, and for UBS Group.

Slide 4 – Scale and profitability in targeted areas

This slide shows the positioning across our businesses by return on attributed equity and by revenue ranking among the top 9 investment banks.

We only seek scale in those businesses where we require it in order to be best in class – and that is not in every business.

We have scale, which we define as being in the top 5 of the same rankings, in around 70 per cent of the businesses in which we operate.

For some businesses, such as Advisory, that you nicely see up there, scale is not relevant and successful performance is driven a lot more by hiring and retaining the appropriate talent to the firm and not by the balance sheet.

This discipline is what enables us to consistently deliver strong returns to our shareholders whilst providing truly competitive services that are best in class to our clients –internally and externally.

Over 90 per cent of our businesses by revenue deliver returns above our target.

This obviously begs the question of “what about the remaining 10 per cent?”, which is what we have labelled at the bottom left of the page with a small dot, as the “Rest of FRC”.

This includes Rates and Credit, as well as Solutions, which is our lightly structured offering for our clients.

There are several above target return businesses in this grouping that we call other FRC.

As technology continues to revolutionize these markets and yield curves normalize, our strength in Electronic Trading as well as Structured Products should lead to improved profitability in this group of businesses as well.

These businesses also provide services and capabilities that are genuinely important for all of UBS, supporting our Debt Capital Markets and Leveraged Finance origination platform, as well as our clients and colleagues in Global Wealth Management.

We have made progress in optimizing resource usage by focusing on our key strengths in all of our products, which are in high velocity, technology-driven products, as well as macro volatility products.

With the coming rise in attributed equity and Corporate Centre allocations that Kirt has explained earlier today, the vast majority of our businesses, at around 80 per cent as opposed to over 90 per cent I just mentioned, would have returns still above target.

Our strategy is and remains one of "earn-to-play", where the main input to success is intellectual capital and client relationships, rather than relying on deploying our balance sheet to win business.

Finally, in spite of our disciplined focus – almost obsession – on overall returns form our businesses, the Investment Bank’s businesses have defended and in some cases, such as M&A and Equities recently and over the few recent years, gained market share form our competitors.

Rob Karofsky

Slide 5 – Disciplined management of resources, cost and risk

The Investment Bank has a very good track record of managing resources, as Piero alluded to.

This is reflected in our strong operating leverage over time, which is a critical tool for us to deliver on our returns-focused strategy.

In periods of falling revenues, as we’ve experienced in the industry over the last couple of years, we also reduced costs: by approximately 300 million from 2014 to 2017.

Year-to-date, operating leverage is also apparent: with revenue growth of 10 per cent with only a 4 percentage increase in costs, including investments in our people and technology.

However, cost efficiency cannot be viewed alone; we also need to look at capital efficiency.

It is critical that we get this balance right.

Looking at revenue on RWAs as a measure of the success of our capital-light strategy, returns have been robust.

And excluding RWAs from methodology, models, policies and FX, our returns have actually risen.

Slide 6 – Disciplined management of resources, cost and risk

These two charts show our strong track record again of controlling resources.

The first chart shows the evolution of RWAs since 2014.

RWAs have increased due to regulatory and policy changes, as well as model updates.

But risk levels excluding these factors have actually decreased.

Similarly, leverage exposure, excluding High-Quality Liquid Assets, or HQLA, has been broadly constant.

Progress on netting and optimisation has been offset by inflation in markets and changes to FX.

Over and above that, since HQLA has been allocated to the Investment Bank, we have been successful in optimising our activities to reduce the HQLA that we attract.

Slide 7 – Delivering profitable growth…

Managing operating leverage remains a key focus for the Investment Bank, and we plan to build on the progress that we’ve made in the last twelve months to reduce the cost income ratio further.

In 2019, our target for the cost income ratio is around 78 per cent, which we aim to reduce to around 75 per cent in 2021.

You can see the breakdown of the strategic growth levers on the slide: we intend to gain profitable market share again through investments in technology and our people.

As Kirt has taken you through this morning, additional equity and costs are being allocated to the divisions, including the Investment Bank, with around 6 percentage points impact on our return on attributed equity.

We are absorbing this change and we are adjusting our return on attributed equity target from "greater than 15 per cent" to "around 15 per cent".

The increased allocation will obviously create some variance around this new performance target.

However, we have a strong and proven track record of optimising resources,  and remain confident in our ability to successfully manage cost and capital efficiency, whilst gaining market share, to allow us to exceed the cost of equity through the cycle.

We are committed to delivering this.

Slide 8 – … within a defined resource allocation framework

Going forward, the Investment Bank will see increases of 7 billion in RWAs and 28 billion in LRD from incremental allocations, consistent with Kirt's presentation earlier this morning.

Pure business-related growth in RWAs and LRD at the Investment Bank is expected to be controlled, with the increases being well below that of Group.

This should enable the Investment Bank’s consumption of resources to remain around one third of the Group level.

Piero Novelli

Slide 9 – Our strategic priorities and growth drivers

We would now like to take you through what we see as the three dimensions of growth; products, regions, and partnership.

From a product perspective, we aim to drive Advisory & Execution businesses, delivering value-added differentiated content in ICS and Research, and push forward our digital initiatives throughout the Investment Bank.

Geographically, we expect growth to be driven primarily by the Americas and Asia Pacific.

We’re working in partnership within the Investment Bank, as well as across the Group, in particular as you heard before with Global Wealth Management.

This is an area where we see tremendous growth potential, as shown in the success we’ve already achieved with our Global Family Office joint venture.

Again, our partnership culture across the Group is crucial in order to maximise value for our businesses.

Slide 10 – Growth plan requires limited incremental resources

We wanted to spend some time on Advisory & Execution compared to Financing & Structured Derivatives.

Our capital-light Advisory & Execution businesses consume around a third of our equity.

To grow these businesses, talent and technology are the key inputs, as opposed to balance sheet.

We have an ambition to increase the weight of these businesses in profit terms over time to 40 per cent from the current roughly 34 per cent as an average from 2014 to mid-this year.

Our Financing & Structured Derivatives businesses remain very important to us.

Since 2012, these great businesses have had limited variability in returns, which have consistently above our target.

Our ambition is to continue to grow these businesses, but we want to grow Advisory & Execution by more.

We do not need to deploy significant incremental resources in order to grow Advisory & Execution faster – as we mentioned, the key inputs there are technology and talent – so its relative share of attributed equity is not expected to change.

Rob Karofsky

Slide 11 – Taking market share profitable by delivering excellence…

So each product has a defined ambition and a plan for how to achieve this.

In CCS, our ambition is to continue growing the Advisory top line as we’ve been doing the last several quarters.

The strategy is to build upon the success we have experienced in verticals, like industrials and technology, and broaden that excellence to other industry groups and regions.

Ultimately, we seek to leverage best practices, reputation, deep content and experience globally.

At the same time, CCS will continue to focus on increasing intensity and importantly, developing talent.

A key part of our ICS strategy is to be an important provider of liquidity and to offer our clients best execution.

Investments in electronic execution should drive revenue growth.

We prepared thoroughly for MiFID II, and we are already seeing the benefits, with industry surveys suggesting we rank top 2 in terms of European execution market share.

Differentiated content remains core to our offering and our strategy.

Our top-ranked global Equities Research team is obviously a big differentiator, and we continue to develop Evidence Lab and its data-driven research to add value for all of our clients.

Our sales forces and content specialists distribute market intelligence through Knowledge Network, through OneSource, and our Derivative Strategy brands.

Client service is paramount, and we are carefully investing to provide efficient and innovative client coverage.

We remain ambitious for all of our businesses, each in their own way.

Slide 12 – … propelled by continued innovation in Digital

The next section gets me excited.  It’s a pleasure to speak about our digital development, after driving many of these initiatives in the Equities business over the last four years.

The Investment Bank has a strong track record of innovation in a wide range of products – electronic execution, UBS Research and UBS Neo.

Electronic execution is at the heart of our offering.

UBS was an early entrant and market leader, developing our first [edit: VWAP] algorithm in 1997, and I was very much in the business.

And, our Equities electronic turnover has significantly outpaced the market.

UBS was recently awarded the #1 sell-side electronic execution department.

Equally, electronic FX is top 3 globally according to Euromoney.

Our volumes are also ahead of the market, following recent investments.

UBS Neo is our award-winning multi-channel platform for clients across the IB and Group.

With over one-and-a-half million users from 100 countries, Neo delivers cross-asset class solutions from over 63 applications.

Today at lunch and in the breaks, you’ve had a chance to look at three Investment Bank tech demos to give you a feel for the wide ranging technologies we are applying.

The differentiation that Evidence Lab brings to Research is significant – leading to, amongst other things, the #1 ranking in global equities Institutional Investor.

In the case of ORCA – our new FX and Rates Algorithm – we are very excited about its unique ability to synchronize order placement and decision-making.

This is powered by machine learning, offering an ideal solution for our client trades looking to be filled more quickly.

We have also showcased our NEO Actively Managed Certificates Platform, which allows portfolio managers to outsource the operational burden of running an investment portfolio strategy to UBS, and instead, focus the attention on the investment decision-making process and transfer this into an efficient and highly flexible package.

Slide 13 – Build a Digital Investment Bank

Our digital strategy is being executed in the business divisions and overseen centrally.

Each business is using technology to differentiate itself in the market and to add value to our clients.

In ICS, the smart coverage model means using Artificial Intelligence to provide clients with a much more targeted service.

UBS data solutions – a centralised, robust data processing and distribution platform – has recently been set up as a stand-alone business to meet client demand for both financial and alternative-data.

In CCS, technology will be used to provide differentiated advice and we continue to build out Evidence Lab to be at the forefront of advanced research techniques, using, for example, geospatial analysis and data science to provide unique insights for our clients.

We have set up an Innovation Lab to speed up the pace of innovation, building proofs of concepts with the businesses.

And probably most importantly, innovation in the front end of our business will only realise efficiencies if digitisation is front-to-back and throughout the entire organisation.

The alignment of the corporate centre to the divisions. as Sabine discussed earlier today, is critical for us to all understand and  get full ownership of the front-to-back, and in turn, mean that the functions are engaged and accountable, helping to create a fully digital IB.

Piero Novelli

Slide 14 – Deliver regional growth and work together globally

Our balanced global reach also provides the Investment Bank attractive options for growth.

Returns in the Americas and in APAC have remained consistently well above target and our ambition is to drive growth in both regions, while maintaining our leadership positions in Switzerland and EMEA.

In Asia Pacific, we see opportunities from the expected growth in China: especially from market internationalisation, which UBS is best placed to benefit from given the strength of our franchise.

This was displayed specifically in Equities during the two-day MSCI A-share inclusion: we achieved market share in Stock Connect of well over 20 per cent in both instances.

This is clear testament to our strength in, and a reflection of our long term unwavering commitment to, China.

We are planning to grow in China by strengthening also our CCS both on and offshore.

This should have benefits for clients across the other regions, as we are particularly well-placed to execute cross-regional, cross-continental M&A and IPOs, one example you’ve heard before, given our global reach and strong relationships.

FX should maintain its strong position in APAC, where we are currently number 3 according to Euromoney.

Growing CCS Americas remains one of our key objectives, with recent advances in M&A having moved us up the rankings to tenth in Q3 up versus fifteenth a year ago, but we have the ambition to improve our ranking further in M&A.

In Equities in the Americas, we have seen consistent revenue growth over time and we target this to continue.

According to Coalition, we have moved from 9th in 2015 to 6th in H118, and are first equal of the non-US players in H118.

In FRC Americas, we expect Credit Flow to capitalise on recent investments in technology and people.

Importantly, one growth driver for us is the benefit of global connectivity, underpinned by our partnership culture.

This is also something very few peers have and certainly not to the same extent as UBS.

By delivering the global product to each region we aim to gain wallet share with our existing clients.

There are clear benefits from this – especially in the Americas – but also across our franchise.

Slide 15 – Working in partnership

While this chart is complex, we hope that the web shows the multitude of interconnections and the many touch points that the IB has with the rest of the Group.

The partnership between Global Wealth Management and the Investment Bank is wide-ranging, from providing pure services and products to strategic dialogue with the clients of our Global Family Office joint venture.

This strategy for disciplined growth is based on openly sharing and strengthening our respective best client relationships across divisions, across the entire Group.

The Investment Bank touches other areas of the Group in many ways.

This applies across all divisions, providing best-in-class execution services, structured products, and M&A and underwriting services for clients of all of our divisions.

Other parts of the Group already use Investment Banking platforms, such as UBS Neo and UBS Research.

As you will have already heard from Axel, we do in fact run a universal bank in Switzerland where all divisions co-operate really smoothly in order to seamlessly support our clients.

In conclusion, our partnership spirit and global connectivity across divisions are the cultural pillars of our strategy through which we can extract maximum value from all of our businesses.

Rob Karofsky

Slide 16 – Financial targets

So you'll recognize this slide by now, and we walked you through our targets and ambitions.

I’d like to leave you with that we're committed to our unique model and delivering cost and capital efficient growth.

Slide 17 – Key messages

With that, we’d like to leave you with our key messages once again, and we’ll be happy to take questions.

Q&A

Caroline Stewart

So, Dani, do you want to go first.

Daniel Regli, MainFirst

Thanks for taking my question first. One question on the cost income ratio for 2019, I’m just noting that you’re the only division picking up in cost income ratio. Is this purely due to the reallocation of costs from this Corporate Center, or are there other drivers, investments and so on, leading to a higher cost income ratio than obviously year to date this year.

And the second question is regarding your rates and credits business. Obviously this is the only spot on the bottom left on the chart, I don’t remember which slide it was. What is your strategy there and why do you stick to this business? Thanks.

Rob Karofsky

I am happy to answer both of those. First, the cost income ratio being higher in 2019, I think it’s really four reasons: One, our performance year to-date has actually been quite strong; I’d say the second thing is, we’re also flatter by a deferred day-one release from FRC in Q2, from enhanced observability. The third thing I would say is, you know, if you look over the time into 2021, you can see that obviously the trend is moving in the right direction. And lastly, based on our track record, I think that you know we’ve proven that we can excel in controlling costs and optimizing resources and managing the cost income ratio in the right direction.

As it relates to your second question, I think that you know, our FRC businesses are important to us and they fit strategically. And over the years, we’ve been very focused on optimizing and allocating resources. So if we look at them, each of them separately.  First of all FX is a critical business for us, we’re top 3 and we’ve really been focusing and investing on the FX side. As I stated earlier by Euromoney, top 3. If you look at Rates and take these individually, on the linear rates side, we’re not competing with the big 3. We’re focused on markets where we believe we have a geographic competitive advantage, like Switzerland or Australia, for example.

If you look at cleared swaps, which have gone to a centralized clearing mechanism, requiring less capital, which is more advantageous for our model, and it’s also relying more and more on technology where we’ve been investing.

So again, positioning ourselves strategically, you know, where we can win. And then if you look at our solutions businesses, where we have lightly structured products or the non-linear space, which is an area that has been very profitable for us and where we built joint ventures across the firm, particularly with Equity, where we’ve been able to be very successful.

And the last thing I’d say is, these businesses have very important synergies for the rest of our businesses, and then I’ll get to credit in a second. But if you look at rates, critical for hedging capabilities across the organization, and then last on credit, don’t want to leave out Credit. We’ve made some significant investments in the U.S., I think the credit business has gone through a massive change, post the financial crisis.  Inventory that you need to carry to run those businesses have reduced by close to 80%, so it fits our velocity-type, you know market-making type businesses, and we’re also leveraging technology there as well, as we’re able to provide electronic quotes in 9000 underlyings globally. So again we continue to leverage, and credit has important synergies as well for our LCM and DCM (?) businesses. Net net, the business is important to us, it’s the right size, we continue to optimize, it fits strategically within the Group, and you know, if you look at the businesses in 2015 and ‘16, they generated a return above the cost of equity, and we’re going to continue to adjust accordingly.

Al Alevizakos, HSBC

A couple of questions. A first question, despite the fact that you said that you plan to grow Cash Equities and Derivatives, you left out Financing, even though it’s been an area where actually you’ve been gaining market share for the past four quarters.

And then secondly, could you provide an indication in terms of percentage, of how much of your revenues are coming from GWM?

Rob Karofsky

So, GFS was on the financing and structuring side, and, by no means are we minimizing the business or the importance of the business. It’s been a great business, it’s a profitable business for us, it’s an important driver for clients across the entirety of Equities. And we’ve run that business very efficiently. If you look at an efficiency ratio of balances over balance sheets, we’re, you know, towards the top, and we’ve been investing massively in technology, in order to create that type of efficiency, by creating much more visibility as it relates to collateral coming in, things like Depot sweeps and collateral upgrades, so we continue to invest and run that business as a very profitable business. I think it’s important to note also that at a point where we have so much scale in that business where can’t deploy – in a very disciplined way – more balance sheet and generate marginal returns above our average returns and will look to do that selectively, albeit in a controlled and disciplined way.

So, it’s an important business and will continue to be an important business for the investment bank.

Wealth Management is a very important client for us and they are going to continue to be a very important client for us, and Piero and Martin and Kathy talked about the important synergies and we continue to be really excited about building the relationship with Global Wealth Management over time.

Are you still looking for friendly faces?

Andrew Stimpson, Bank of America Merrill Lynch

She has gone down the list, she is onto the unfriendly faces, sorry. I may as well ask unfriendly questions then I guess!

The bubbles on the slide 4, do they all move down together on the new capital allocation or is there a differentiation, do some move down more than others?

And then second question on slide 15, where you have got the areas of collaboration wheel with all the crazy web lines. If I take all of the stuff on the right hand side for the IB, what proportion of the IB balance sheet does that constitute, please?

Rob Karofsky

Can you just repeat the latter question, I am sorry.

Andrew Stimpson, Bank of America Merrill Lynch

Sure, I’m a friendly guy. On slide 15 where you have got your areas of collaboration if I add up the balance sheet, attributed to all of those collaborative activities, what proportion of the total IB balance sheet would that be? Please.

Rob Karofsky

I’m adding, I left my calculator… it looks to be around a third, but I would need to spend more time with it, but around a third seems to be fitting.

Caroline Stewart

One more for Andy, we forgot about the bubbles. Do they all move down together?

Rob Karofsky

So when you look at the adjustments that just we went through and that Kirt went through this morning, roughly, Piero touched on this, it goes from around 90 to 80% but that is before we have optimized. So to really answer your question, historically, our ability and at the pace with which we are able to optimize, I think it will definitely dictate how the different bubbles will grow, how they shrink and how they move. So at this point in time it is probably premature to give a precise answer, but I would say no, because the pace of optimization will probably be different.

Kian Abouhossein, J.P. Morgan

[inaudible] It is actually a nice question. On Page 4 I wonder about your equity derivative business, based on this… I am a bit surprised that you rank yourselves so highly. So I want to try to understand why that is the case (audience laughs). So you can explain to us why is this such a good business for you? Because normally, I would expect you to be quite strong in equity derivative flow, but less on the structuring side, relatively weak in the US, and does it include corporate derivatives or not? So can you just answer what are your strengths and what are you lacking in that business because it looks much better than I would have expected.

Piero Novelli

It does include corporate equity derivatives…

Kian Abouhossein, J.P. Morgan

That explains it.

Piero Novelli

… and that has been consistently over the time period a very profitable business for us and has returned much above our targets. So it is included, you are correct.

Rob Karofsky

This is an opportunity to talk about the global strength of our equities derivative business. We have a very strong equities derivative business, we rank top 3 inflow in the Americas, and we do a very strong import business there as well, and we have been investing in our capabilities in both Europe and Asia and we do have a robust structuring business. Where we have not been as strong as you correctly pointed out, in the Americas, is where we are looking to make some strategic investments.

Jernej Omahen, Goldman Sachs

I have just got 2 questions: the first one, so UBS deemphasized the number of investment banking businesses over the past years that turned out to be the right thing to do, particularly in the Securities part of the equation. If you could go back in time and choose to keep capacity in one of those deemphasized businesses, which one would it be?

And then (that’s a perfectly nice question, for my standards) and then the second question relates to the following – so I think we all are on board that there is a synergy between running a private bank and an investment bank, particularly a securities business, at the same time. Broadly, how much of UBS’s securities revenue in some way or another do you think is tied to the private banking activity in Percent… What portion of securities revenues is touched by private banking clients in one way or another I guess is a better question.

Rob Karofsky

The answer to the first questions is that we are quite happy with the decisions we made and we don’t have regrets. We’ve adjusted businesses that we’ve been in based on market structural changes and technological developments, but I think that we are quite happy with the decisions and stand by them.

Piero Novelli

In relation to wealth management as a percentage of the IB, it is absolutely certain that it is our single biggest client, there is no doubt, we are not providing numbers regarding that, but it is different the extent to which it is the larger in the different divisions, and you have seen today that for example, the Global Family Office joint venture will probably grow those revenues on the Private side, where previously were smaller than on the public side. So it’s varied across the divisions, but it is the single biggest client.

Caroline Stewart

I’ll take Jacques-Henri’s question as the last one and then Sergio is going to come back for his concluding remarks.

Jacques-Henri Gaulard, Kepler Cheuvreux

Yes, sorry I really have to ask this. In investment banking in particular, dual leadership never works. You have [inaudible]didn’t work in this organisation, Kengeter / Willmot-Sitwell didn’t work. Why is it going to work this time considering that the previous great success of the investment bank has been with a single leadership?

Piero Novelli

Well thank you for the question. We love each other that’s the simple answer. A couple of reasons will render this a lot easier than a job. First of all, our mandate is very clear. The strategy is set, it is UBS strategy, and it has been the same for a while, so we know exactly what we need to do and how we need to do it. That is very helpful to us, there is going to be no divergence there, and importantly both of us were there, running businesses and executing the UBS strategy for the investment bank.

Secondly and importantly, Rob and I are very complementary in terms of skill set and of geographies and I think that is tremendously helpful to the two of us, because he is based in the United States, he is based in Europe, his background is very much the public side, my background is very much the private side, so there is a lot of osmosis in terms of knowledge and professional skills.

And also and most importantly of all, it is for our people, for our colleagues, this provides the best possible continuity and the smoothest transitions. Because we have been in the trenches with our colleagues day in and day out for the last 5 years, so we that is why we feel very confident, beyond the fact that we actually get on really well as people, that the business framework is such that it should be quite straightforward for us to do this well together.

Closing remarks

Sergio Ermotti

So, I know it has been a very long day and you have been bombarded with a lot of information and I hope you have found them useful in terms of understanding our story. As I said this morning, is not about talking about a strategic direction, it is about execution, it is about how we execute, and I also thought you also had an opportunity to understand in more details our journey.

I think that I don’t want to go through spending a lot of time in repeating what I said this morning. For us it is very clear we want to continue to capture the real big opportunities that we see coming up in our segment, in the industry, in Wealth Management, wealth creation is a team that is staying with us. Despite short-term market volatility, I expect that we will be able to perform in line with our expectations. In that sense there is a track record over the last seven years that demonstrates that we have been able to navigate complex transformation projects, but also very complex market environments.

So in…our focus on disciplined growth, I hope you took away that we are absolutely focused on managing our resources prudently, not only balance sheet but also our cost resources. And I hope that at least we could make some progress in taking away what I could call, with all due respect, the paranoia on the cost income ratio around us. Because you know, our story is definitely not a story of cost income ratio. We cannot be compared to the average of the universal banks in Europe. We are measuring ourselves in a very disciplined way versus the consumption of capital, and the return of capital, and we make choices in some cases to tell for example in the Investment Bank, we don’t want to be certain businesses that would be very positive for cost income ratio, but it will be totally capital destructive in term of not only returns, but also our ability to fulfill your expectations in terms of capital returns.

So it is very clear that there is a tradeoff here which is quite complex to manage but we aim to be as transparent as possible.

I think that, you know, I prefer to leave open the time that we… now between us and the end for any other questions you have and as I said before I really thank you for contribution in, directly or indirectly, to make what I hope you find a successful day in terms of communication, because we got a lot of feedback in the various interactions we have with shareholders, and we try to address everything that is possible to address, notwithstanding that we have always to make also trade-off between what we believe is the interest of some elements of transparency and also indeed some element of what I would consider confidential information to protect our shareholders. Because going down too deep in planning, for example, in our businesses is only good for our competitors, not for shareholders, for sure. So there are… we have to consider that kind of situation. In many cases, we do believe that we have a broader disclosure, we can always improve. Having said that, we can say that those trade-offs are very important. I’d like to know much more about my competitors than I currently can and it is not always possible for a good reason so that’s…you know, we have to live with those trade-offs.

But I think that we can continue to have a constructive journey in that sense and so I open up for questions or for any observations you may have.

Q&A

Andrew Coombs, Citi

I just wanted to ask a couple of questions relating to your cost income target, cost efficiencies (laughter). And I apologize. The first one is just getting an idea on…you talked about a stable fixed cost base between now and 2021, but when you do look at your targets it looks like a lot of the investments are potentially front-loaded, the cost saves are potentially back-loaded to some extent. If that’s not the case, then please correct me, if it’s a fixed cost base throughout please do clarify that. But the question attached to this was, your opening comment when you joined this morning was a joke about organizing the Investor Day on the back of a record fall in S&P.

In the event that you can’t see any revenue growth, let’s pick a bad-case scenario, would you still be confident that you could reduce the cost-income ratio on the basis that you said both investments and performance-based compensations are linked to the revenue growth?

Sergio Ermotti

Yes… no, thanks, well yes, we do expect as we move with the transition, it’s not a hockey stick kind of policy. I think that you will see and you are seeing right now, we’re taking down costs, and I would say that, you know, if it’s completely near, I don’t know the numbers but it’s pretty much so, it’s not a hockey stick strategy for sure, and we do expect those savings to materialize as we go through the journey already in ‘19. Actually, you see already in ‘19 our cost-income ratio coming down.

In respect of the revenues environment, maybe I’d like to clarify further: the beta and alpha story, so that we don’t confuse the beta story. There is zero subjectivity, from myself, the CFO, or the business divisions. This is all data we take from external, independent providers and/or our economists, and what I would say, is within broader market and industry consensus. So there is no wishful thinking, blue skies scenario in the beta. So that we don’t create any potential conflict and we can really isolate alpha levers.

Now, in respect of course of what’s going on, I do hope that the fact that we have a balanced growth portfolio between beta and alpha, should allow, and I believe will allow us, to navigate any downfall. I mean, of course you’re not going to eliminate everything. Our numbers are based on both levers more or less materializing over time. It could well be that of course markets may not go up 7%, linearly, right? But over the cycle, we expect, you know, that to happen. And we expect the alpha generation to continue to go lending, penetration of mandates and so the rolling out of technologies in order to make us more efficient and all those levers should help.

And of course, it goes without saying, a big chunk of our variable compensation, in the US, is very…is driven by our framework, compensation framework, the grid, so it’s no discretion on both sides, let’s put it that way. And in terms of variable compensation, we have of course the IFRS accounting stickiness, but you see also how IFRS numbers is basically moving toward compared to what we call the communicated compensation, right? It’s more or less the same so there is a degree also of flexibility on variable compensation that is, rightly-so, linked to the performance of the bank.

Of course, you know, the real big issue, notwithstanding if you are talking about wealth management, the IB, asset management and so on, it’s always to see in compensation topics. Let’s be frank, as long as you have people that still roll the dice and continue to play a game for the next round and hoping they can recover and pay for, you know, for jobs that don’t create any value of course, there is a competitive tension in retaining talents that needs to be taken into consideration. But we’ve been able to manage that process in the past.

Please, can you tell me your name, please?

Daniel Regli, MainFirst

Hello, thank-you.  Daniel Regli, MainFirst.  I’m first trying to ask now a really nice question, not like JP Morgan nice or Goldman Sachs nice but…MainFirst nice

What is your wish for UBS for the next 5 years, when we expect the next Investor Day in 5 years, what will be different by then, not except from being larger, or more efficient or more profitable and maybe within this context, can you share some thoughts about big data? I think that UBS have a huge access to information at least to somehow a group-wide strategy to leverage this information you have…

Sergio Ermotti

Well, as you can see from our strategy and that’s been very consistent, it’s all about focus and not being big. And of course, you know, we have to look at, you know, the dynamics of the wealth management industry we are large, amongst, you know, 4 or 5 people having single digit market share but, you know, it takes a lot of players to get to a significant market share so, you know, we’re not going to play for that kind of game, we’re going to focus on quality of our growth.

So in respect of how I mentioned this morning, my remarks, I do believe that technology across the board will change substantially the way we operate. The usage of data is already something that is going on as we speak and it’s only going to improve. Rob mentioned what we do in research and Evidence Lab and what we already do in P and C  and in every business, also in wealth management and we start to look at (….) mentioning how we look at data and how our financial advisor behave when they are part of a social media network versus if they are not, so we are starting to deploy those techniques in respect of data usage of clients, one has to pay attention, what you do with data of clients, so…. And we’re quite convinced that the paradigm also about how freely one can use data, not only in banking but in general in our society and in business is going to be somehow limited over time, so and in that sense, you know, I think that technology will help us, yes, through data, to find out, you know, how to better serve clients, how to avoid, you know, frictions or people that are likely to leave the bank or behaves in a way that may trigger retention issues. But it’s going to be gradual. But fundamentally, I still believe that technology will change more profoundly banking, the backend, then it is the front.

The front is already an ongoing story and, you know, I’m sure you had an opportunity upstairs to have a feeling of how it is already part of the journey. It’s not a big bank, you know. I keep repeating, this is you going to go back in 5 years’ time, in 10 years’ time, you realize how much has changed. But it’s the backend that you don’t realize, because we don’t see it, we don’t touch it, but that’s where the costs are. I mean, 2/3 of the people in the bank are really not touching clients and so we are… it’s clear that we’re going to find ways to be more rational in the way we use those resources and technology is helping us a lot in respect of doing the business more efficient but also more effective.

I mean, there’s no way you can…you know, this morning somebody raised an issue about anti money-laundry with our clients. Of course we are not a large retail bank with small payments, but of course without an artificial intelligence as the price of any transaction goes down to almost zero, anti-money laundering is not done with big tickets in wealth management, anti-money laundering, the real issue is where the small tickets are, and there, without artificial intelligence, you won’t be able to tackle those behaviours. And that’s…you know…in any case we are deploying all our tools to make us more precise but…

I believe that UBS in 5 years’ time will continue to be the leader in wealth management and we’ll continue to be a leader that is growing in terms of sophistication and also efficiency and ability to work across the various dimensions of what clients want.  Because in essence, maybe if I can summarize the answer, is to say: continue to be more relevant to entrepreneurs, to our clients, you know, where we get the most out of this relationship and they get the most out of UBS is when we sit together and we talk about their business issues and their wealth planning issues, their investment issues, the private and the corporate side come together. And that’s really the added value we bring to the table and that’s the reason why if you split out those things too quickly, you’re going to find yourself confronted with a competitor talking about the wealth planning and monetization and the risk management of their stakes in their company, and how they want to proceed and they’re going to simply say ok, it happens to be that some of those banks have great ambitions in wealth management, and of course, we’re not going to let those people sit around the table so easily.

Andrew - because you were so nice today…

Andrew Stimpson, Bank of America Merrill Lynch

Thanks! I haven‘t had that review from anyone else today, so thank you (laughter).

So, there are multiple positive comments around good operational leverage, low marginal cost-income ratios and I suppose, for normal industries, we then maybe think about inorganic growth and M&A opportunities to leverage those scale benefits you got, take out the costs.

But at what point do you start thinking about M&A more, and maybe taking money away from Buy-backs? Or are the buy-backs the absolute priority, no matter what the M&A opportunities?

Sergio Ermotti

Ok, I think that M&A, realistically speaking for somebody of our size, you know, if it’s M&A like we did you know in wealth management or we may do in these small parts of any other businesses, it’s part of our, I call it, almost organic…it’s a de facto an organic story, because it’s not really changing any trajectory of our capitals.

When I talk about M&A, I‘m talking about fundamentally transformational ones, so I don’t really think that any of this, if and when it would be an element to be put together with capital returns. If anything, you would need to justify first of all what is the industrial logic, and how does it make a better story. We are quite unique and we want to keep our uniqueness and if…you know… it’s difficult in any business to be honest, to rule out M&A and inorganic growth, but one has to nowadays really think about what is the real added value for shareholders in doing that, and in that, sense our options are quite limited.

Andrew Lim, Societe Generale

Hi, it’s Andrew Lim at Soc Gen.

As you create your balance sheet, how important is it to create a lending or lombard lending within that, in attracting new clients in requiring that as a product or is it the more broad IB product offering and what you offer in wealth management more broadly that attracts them to UBS?

And then I just wanted to flip the question a bit more to the downside…we can’t ignore the fact that EM and APAC assets have fallen in value quite significantly lately. Can you talk us through how protected UBS is to falling collateral values, and could it be to the extent that you have to pull back Lombard lending as those LTV values go down?

Sergio Ermotti

I think that offering a Lombard capability is a big part of the equation, and I think that, you know, Lombard is usually you know…we separate the two businesses between straight forward in terms of size and concentration risk and liquidity of the underlying stocks, what I would call plain vanilla lending, that is done within wealth management. And what we would consider more structured or complex to manage in terms of size, and of course this is a big element in how we can get the IB expertise in managing risks working together with wealth management. So if you have a basket of shares or high concentration risks, you need to have a completely different risk management engines and mentality and most importantly documentation around how you manage the risk; if it’s a recourse, non-recourse, and it depends very much on the situation. But of course lending is a major tool to leverage relationships and is what, you know, clients are expecting you to offer. Now, if it’s an issue on attracting clients, not necessarily, it is in growing clients. We don’t go out usually and advertise, you know, our capability based on lending. Lending is part of the offering, and in any case, Lombard lending I would say from the risk/reward point of view, they are probably one of the most profitable business that a bank can have. If you go back in history, you know, probably Lombard lending is only really letting you down when you have frauds, not really when you have, you know, a deterioration of value in the market because of market correction. Usually you can manage through collateral calls or risk management tools around it. When you have frauds then it’s really more dangerous. So in that sense I think I’m also responding to the second question, that we have a pretty, you know, sophisticated engine and if you look at what happened already in 2016 in Asia, you know, we have very focused thunders on how we lend, where we lend and to who we lend. And this is costing, in a bull market, it may cost you a little bit of growth. But you know, I think that going back to our sustainability issue, I think that we have the right balance between risk reward and as I mentioned this morning risk awareness, that doesn’t mean that we are risk adverse. And when it’s necessary, we deploy capital to our private clients and corporate clients.

Ladies first

Giulia Miotto, Morgan Stanley

Thank you

Thinking about your 17% return on CET1 target, what do you think is the biggest risk to that? Is that market performance? Is that regulation, litigation, margin compression, I would be interested to hear your thoughts on that.

And then, my second question if I may, you’ve been CEO since 2011, Do you expect to stay there for the next several years? Is there any succession planning?

Sergio Ermotti

I can refer that to the nomination committee to the board (laughter)

No, on the risk, the risks are the ones we discussed before. Of course, if you have a sudden deterioration of market conditions, you will probably see a slowdown in achieving those targets. Having said that, you know, one has to say ok, how much then you’re going to have less capital deployed? There is no real big activity and growth and business you’re also going to deploy less capitals so in terms of return on capital, which, you know, the factor that we have to take into consideration in this issue, you saw the expected growth of our LRD and risk-weighted assets is correlated to our beta assumption on what’s going on in the market. So if you have a deterioration on the market, you’re also going to get less consumption. I think Rob mentioned before GFS. GFS, some of the balance sheets absorbed LRD, due to the fact that financial markets have been going up, so you’re absorbing more. If it’s going down, you’re absorbing less, therefore you retain less flexibility on capital returns on that side.

The denominator factor are the regulations, I don’t expect anything dramatic to happen in 2021, 2022, so we have of course a headwind in respect of return on CET1 coming from the fact that we are going to build up another 5 billion of CET1 ratio and that is, I don’t expect more on the regulation.

On the litigation front, it is difficult but litigation, our portfolio has been shrinking. I think that we feel that we have the right approach on how to manage the legacy litigations. And if anything should happen either to actual provisions or to one-off items, they would be isolated, so I don’t think you know I guess the vast majority of you is looking at litigation in any case outside underlying performance issues, so I think we can isolate the two. I feel pretty confident that we should be able to manage this situation.

And in respect of my tenure as before I mentioned that it’s clear that for a European CEO of a bank it is a long one, but if I look at any other reasonable industry or outside Europe, 7 years is not very long. but at the end of the day, I am committed to what I am doing, I enjoy what I do, and I have also a strong team helping me and supporting me, and as long as I have the energy and the passion for what I do and people believe it is ok, then I will do it.

Kian Abouhossein, J.P. Morgan

Yes, two questions, the first one is on US, in 2004, 2003,Peter Wuffli outlined how PaineWebber is going to be a driver for Ultra High Net Worth growth in the US, family offices, so the message I heard today is a bit similar to then, so that was round one, we are now in round two

Sergio Ermotti

Is related to the question before on my tenure or…? (laughter)

Kian Abouhossein, J.P. Morgan

Ha ha no. Very much related to what is different this time, because clearly it was very difficult to penetrate the US client base and really what I want to understand is: what is different in round two, because it didn’t work in round one.

The second question is regarding Asia, I wasn’t able to ask the question earlier, about China. I am very excited about your proposition in China, and I think you have a superb footprint in Asia as we all know. Can you talk a little bit about when is the starting point, what will trigger the starting point, and are you fully capable to come in with client advisors and platforms? Are you ready to penetrate clients right away? And at what asset base, looking at margins and cost etc. today, would you actually think you could break even in China onshore?

Sergio Ermotti

So the first question, why is this time different than the time before? I would say that fundamentally, during those days – and by the way, Tom Naratil was there in those days, so I can assure you that he knows exactly what has to be avoided and what should be done. But in those days it is fair to say that franchise in the US was very successful, but was very much a brokerage model. There was indeed if I understand, going through history you always need to understand history, and I definitely made my homework in thinking about what should we do in order to take out value of this integration of the two businesses and not to repeat the mistake, which was clearly at that time was a view that we can’t change them. Not only can’t we change de facto the financial advisor, the brokers very rapidly, but also the fact that you pretend to change how the industry works.

And in any case I would say that from those points if you take it forward, the journey has been quite dramatic, because today we are the fourth largest in the US, but we have the highest penetration in terms of assets per financial advisor, and we have the highest productivity. So we have a business that has migrated to a more brokerage business to wealth management, and also into banking products, something that they didn’t have in the past. You heard Tom mentioned before, that 5 years ago, we were not doing so many banking products, and so this has changed completely and converged to the way that we do businesses outside the US.

I think this is the time when we can see we manage wealth management businesses globally for everything that makes sense to be made globally. But if you really look down on a day to day basis, we run our business in Asia, the difference between Hong Kong and Singapore, versus what we do in Zurich, versus what we do in Europe, and the US in a different way – or in Latin America. There are regional specificities, and what we try to put together is only the things that do matter, we don’t try to change our clients who want to be served locally. And we try to identify the clients that have global needs, and they need a global platform. And in that sense, I am pretty convinced that we may do new mistakes, but it is unlikely we are going to make the same ones.

On Asia and China, so the vision there is very simple. We are not going to be successful in China in trying to really penetrate how to manage Chinese assets. So we want wealth creation, is the big opportunity, but the real big opportunity is helping those investors and clients to invest abroad. First of all, embrace the concert of wealth management and wealth planning, and diversification. We can do that by using our B-to-C by tapping our clients who we already know or who we think are going to grow. The numbers of billionaires and millionaires is expanding, so our brand will help us to tap this opportunity, but most importantly, I think it was also touched by Axel in his presentation, replicating what we have been doing also in Switzerland and in other parts of the world, being the bank for banks. Being the bank for other financial institutions that wants to develop wealth management capabilities. And helping them on a white labelling basis through execution, products, whatever, helping those counterparts. In some ways they are competitors, but we are not really competitors in that sense, because we are not really tapping the same segments of clients, helping them to develop their capabilities. So the biggest opportunity is diversification of outside China inside China.

So the processes of getting all the licenses is long. The good news is that we are well positioned from a historical standpoint of view, in going through these processes. I think that it is fair to say as Martin said, that one cannot go to China and thinking that things are going to happen overnight, you need to have commitment and be patient. So that is why in a nutshell I consider China something that will be capitalized in terms of return on investment, probably by the next generation of leaders. In the meantime we are still going to grow the greater China concept and the greater Asia concept, but onshore China is going to take time to develop.

Jernej Omahen, Goldman Sachs

At the start of your presentation you made a statement with which I agree, you said UBS has probably structurally the best profitability profile structurally of any GSIFI institution and I think that is true. Half of UBS’s pretax profits as you show, are from asset gathering businesses with returns of 20% on equity, so you know where this is going. That is the starting point. So structurally, it has the best profitability potential, but it is not even close to being the most profitable GSIFI Institution. Can it become the most profitable GSIFI institution? And what needs to happen for that to take place?

Sergio Ermotti

Well how do you define profitability?

Jernej Omahen, Goldman Sachs

I think the same way as most people in this room would define it, by return on tangible equity.

Sergio Ermotti

Return on tangible equity – I think that Kirt did a pretty good job on explaining you this morning that the difference between our return on CET1 ratio and the return on tangible is not so different for us.  By the way, we have absolutely no ambition or belief that we should tell you how to measure us. The intent is never. We are going to give you our numbers, numbers of return on tangible equity and adjusted and not adjusted so everybody can come up with on their own conclusion on how they want to evaluate us.

What we are saying when we change our metrics, is we try to indicate to you the way that we measure our resources internally.  And CET1 ratio is quite clearly for us, and for the rest of the industry, the binding constraints. So I think that we measure having a constant double digit meetings return on those metrics makes us a quite a successful organization. I don’t know how many others nowadays really achieve those targets. Correct me if I am wrong, I don’t know. It doesn’t look to me that, based on return on tangible - and by the way, you look at our tangible part and the tangible equity, we are quite unique. Nobody has 17% of their tangible in deferred tax assets. This is something that brings value to shareholders. Contrary to US banks, we are not paying dividends quarterly, so we are not releasing that part of the tangible part on a quarterly basis, so that is the reason why, notwithstanding everything, we can always improve and we will improve, but I am pretty happy with the returns profile and the expected returns going forward.

Good – again many thanks and so we look forward to seeing you around the more informal part of the sessions, again many thanks and looking forward to catch up later.

Cautionary statement regarding forward-looking statements: This document contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's Annual Report on Form 20-F for the year ended 31 December 2017. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Use of adjusted numbers

Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 9-11 of the 3Q18 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate.
Refer to page 18 of the 3Q18 report for more information..

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

      Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ________________

Name:  Ella Campi

Title:    Executive Director

Date:  October 31, 2018